11/3

06018073

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Impala Platinum Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

FILE NO. 82- 00359 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/3/06



ARIS
6-30-06

IMPLATS
Distinctly Platinum

Annual Report 2006

Impala Platinum Holdings





Through the Implats Community Development Trust, Implats has contributed to the jewellery-design training facility at Tshwane University of Technology, Pretoria.



Implats' vision

To be the world's best platinum producing company, delivering superior returns to shareholders relative to our peers

Implats' values

- Safeguarding the health and safety of our employees, and caring for the environment in which we operate
- Acting with integrity and openness in all that we do and fostering a workplace in which honest and open communication thrives
- Being a responsible employer, developing people to the best of their abilities and fostering a culture of mutual respect amongst employees
- Promoting and rewarding teamwork, innovation, continuous improvement and the application of best practice
- Being accountable and responsible for our actions as a company and as individuals
- Improving our performance continuously and creating sustainable value
- Being a good corporate citizen to the communities in which we live and work

Report profile

This annual report covers the 2006 financial year which is the period from 1 July 2005 to 30 June 2006. Statistical information is provided for comparative purposes for five years (financial years 2002 to 2006) while information relating to the metals markets is provided per calendar year. Additional statistics dating back to the 1997 financial year are available on the company's website at www.implats.co.za

In the interests of transparency and to improve communication with shareholders, Implats publishes its Corporate Responsibility Report which should be read in conjunction with the group's annual report.

- The 2006 Annual Report is made available to all shareholders on the release of results for the year ended June 2006. The annual report is also available as interactive HTML and downloadable pdf documents on the company's website, www.implats.co.za.
- The Corporate Responsibility Report, which aims to provide stakeholders with insight into the economic, environmental and social dimensions of Implats' activities, products and services, is also available on the company's website. The report will be posted to those shareholders who request to receive a copy (a request form is provided at the back of the annual report).



Photographs of stand-alone platinum items in this report by courtesy of Platinum Guild International. Jewellery items worn by models supplied by the Tshwane University of Technology which is supported by Implats and styled by Dion Chang.

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act and in line with the regulations of the JSE Limited (JSE). This report and the Corporate Responsibility Report have taken into account the guidelines of the King Report 2002, the requirements of the JSE Social Responsibility Index and the Global Reporting Initiative (GRI), particularly those applicable to Implats' direct economic impact and environmental and human capital performance.

Since July 2005, black economic empowerment transactions have been negotiated which, when finalised, will give the Royal Bafokeng Group an approximate holding of 9% in Implats, an interest of approximately 3% in Implats to employees in terms of an employee share ownership programme, and three black economic entities a combined stake of 22.5% in Marula Platinum. Agreement was reached with the government of Zimbabwe in terms of which the right to mine 36% of the Zimplats' resource is to be returned to government in exchange for which Zimplats has secured the special mining lease required for its long-term expansion.

Reporting of resources and reserves is in accordance with each company's listing requirements. Mineral Resources and Mineral Reserves for Implats' South African operations are reported in accordance with the principles and guidelines of the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code). Both Zimplats and Mimosa report Mineral Resources and Ore Reserves in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Competent persons, as defined by both the SAMREC and JORC codes, have prepared, reviewed and signed off the Mineral Resources and Mineral Reserves reported in this publication. Additional information on the group may be found on the company's website or obtained from the contact persons listed on page 178.

All information given in this report is with respect to FY2006, unless otherwise specifically stated. Note too that dollar or $ refers to US dollars throughout.

Contents



BELL

Highlights



Ounces

Production highlights		FY2006	FY2005	% change
Group				
Refined platinum production	(000 oz)	1,846	1,848	0
Refined PGM production	(000 oz)	3,490	3,549	(2)
Impala Platinum				
Refined platinum production	(000 oz)	1,125	1,115	1
Refined PGM production	(000 oz)	2,003	2,062	(3)

Rands

Financial highlights		FY2006	FY2005	% change
Sales	(Rm)	17,500	12,541	40
Gross profit	(Rm)	7,315	4,223	73
Profit before tax	(Rm)	7,001	6,334	11
Profit	(Rm)	4,385	5,254	(17)
Headline earnings per share	(cps)	6,006	4,325	39
Dividends* per share (proposed basis)	(cps)	8,700	2,300	278
Cash net of short-term debt	(Rm)	1,853	3,981	(53)
Sales revenue per platinum ounce sold	(R/oz)	10,963	7,930	38
Average rand exchange rate achieved	(R/$)	6.37	6.20	3

Dollars

Financial highlights		FY2006	FY2005	% change
Sales	($m)	2,745	2,023	36
Gross profit	($m)	1,151	679	70
Profit before tax	($m)	1,102	1,020	8
Profit	($m)	693	845	(18)
Headline earnings per share	(cps)	949	693	37
Dividends* per share (proposed basis)	(cps)	1,362	372	266
Cash net of short-term debt	($m)	259	598	(57)
Sales revenue per platinum ounce sold	($/oz)	1,721	1,279	35

* Includes special dividend of R55.00 ($8.61) per share declared in February 2006.

Note: These numbers are provided for convenience and have not been audited. The income and expenditure items have been calculated using the average exchange rate for the year. Sales are the actual dollar amounts.



Key performance areas

The 2006 financial year was characterised by sustained operational performance and record sales revenue which was boosted by surging metal prices.

Safety	Safety levels maintained at record lows
Platinum production	
– Implats	Maintained at 1.846 million ounces
– Impala Platinum	Record production of 1.125 million ounces
Sales revenue	Up by 40% to a record R17.5 billion (equivalent to $2.7 billion)
Gross margin	
– Implats	Increased to 42%
– Impala Platinum	Improved to 53%
Capital expenditure	R2.2 billion
Headline earnings per share	Up by 39% to R60.06
Total dividend	R32.00 ($5.01) per share, plus a special dividend of R55.00 ($8.61) per share


Canada exploration

Corporate profile

Impala Platinum Holdings Limited (Implats) produced 1.846 million ounces of platinum and 3.490 million ounces of platinum group metals (PGMs) in FY2006. This amounts to approximately 25% of global platinum supply and makes Implats one of the most significant platinum producers in the world.

Implats has operations on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, the two largest known deposits of PGMs in the world. Implats' primary operation is the wholly owned Impala Platinum which is situated on the western limb of the Bushveld Complex. Also in South Africa are Marula Platinum (77.5%, as from June 2006) and Two Rivers (45%), both of which are located on the eastern limb of the Bushveld Complex. In Zimbabwe, Implats has interests in Zimplats (86.9%) and Mimosa (50%). Implats also has an investment in platinum producer, Aquarius Platinum Limited (8.6%), and its subsidiary Aquarius Platinum (South Africa) (20%).


China exploration
Mozambique exploration
Madagascar exploration
Botswana exploration
Zimbabwe operations
Zimplats
Mimosa
South Africa operations
Impala Platinum
Marula Platinum
Two Rivers

The group's operations in South Africa and Zimbabwe give it a total attributable reserve and resource base of 182.9 million ounces of platinum. Implats also has offshore exploration projects in Botswana, Canada, China, Madagascar and Mozambique.

Implats employs approximately 31,500 people across its operations and is one of the most efficient and lowest cost primary platinum producers in the world.

Implats has a primary listing (IMP) on the JSE Limited (JSE) and a secondary listing (IPLA) on the London Stock Exchange. The company has a sponsored level 1 ADR program (IMPUY) in the United States.



Chairman's letter

It has been a remarkable year for producers of PGMs as reflected in the record dollar metal price levels achieved on world markets ... given these market circumstances, the profit margin of 42% for the group – 53% at Impala Platinum – was at its highest level in three years.

Dear Shareholder

It has been a remarkable year for producers of PGMs as reflected in the record dollar metal price levels achieved on world markets and record share prices that have ensued.

Amidst this euphoric situation for shareholders, I must sadly report that Implats has had seven fatal accidents within the group during the year, all at the Impala Platinum lease area. The board and management of the company extend their sincere condolences to the families and colleagues of the deceased. Over the past five years, the group has made significant strides in improving the safety performance at its operations and has an impressive safety record in relation to its peers not only in the platinum industry but also in the mining industry worldwide. However, much remains to be done if the group is to attain its objective of zero harm to employees and our efforts have been renewed accordingly. We will strive vigorously to achieve this objective.

Demand for platinum during calendar year 2005 continued to increase to a record level of 7.2 million ounces and increased further in the first half of 2006 as strong autocatalyst demand – mainly from the European light-duty diesel market – countered reduced demand in the jewellery sector caused by the higher prices. World new mine supply of platinum of 6.5 million ounces in 2005 was lower than expected but picked up in the first half of 2006 as some new production came on stream, although more slowly than anticipated. This relatively tight market situation, combined with speculative activity, resulted in the platinum price reaching an all-time high of $1,335 per ounce in May this year. The prices of other noteworthy PGMs, and of base metals, also increased significantly in relation to those that prevailed in the previous reporting period.

Given these market circumstances, the gross margin of 42% for the group – 53% at Impala Platinum – was at its highest level in three years. Impressive as these figures are, it must be pointed out that they were almost completely the result of the increase in the metal prices received. Gross production of platinum was much the same as in the previous year and production cost per ounce of platinum increased by 8.7%. Volume growth by the group has in recent years helped contain unit cost increases to levels reflective of inflation conditions in South Africa. Indeed, it was these concerted efforts at all operating units to contain cost increases that established the group's position as the lowest cost producer of PGMs in southern Africa.

I refer to this cost increase because shareholders should be aware that it is becoming increasingly difficult to neutralise the cost pressures that are associated with mining at greater depths in the Impala lease area notwithstanding that new initiatives are continually being sought to improve operating efficiencies. This lease area in the Western Bushveld remains fundamental to the company's successful performance and will continue to be key for many years, However, despite new generation shafts being sunk, this area will only sustain production at the present level of around 1.1 to 1.2 million ounces of platinum and will not contribute in any meaningful way to growth in platinum production.

A crucial area of the group's growth strategy is the operation at Marula Platinum in the Eastern Bushveld where production continues to improve, albeit at a slower rate than anticipated. During the past year, 37,000 ounces of refined platinum were produced and full production of 136,000 ounces of platinum per year is now expected by financial year 2009. In keeping with the group's quest for growth in platinum production, the feasibility of increased production from this area by mining the Merensky Reef is presently being assessed.

Also in the Eastern Bushveld, excellent progress has been made at Two Rivers Platinum, a project approved by the boards of African Rainbow Minerals (holding 55%) and Implats (45%). The managers of the project, ARM Platinum, are to be congratulated on their implementation of this project which is proceeding on time and within budget.

Zimbabwe represents potentially the largest growth opportunity for the group. Production from our Zimbabwean operations continues to increase with a target of approximately 245,000 ounces of platinum expected from these operations by financial year 2010, 85,000 ounces from Mimosa and 160,000 ounces from Zimplats.

Shareholders will be aware that the company has not been comfortable with the security of tenure of the extensive mineral rights that it believes Zimplats has the right to mine. These mineral rights – hosted in the Great Dyke of Zimbabwe – represent an extremely valuable asset that can be turned to account not only for the benefit of Implats and Zimplats shareholders, but also for the benefit of the people of Zimbabwe.

It is gratifying therefore that the recent mineral rights arrangement concluded with the government of Zimbabwe has provided comfort regarding these mineral rights in that it has provided de facto recognition that Zimplats has claim to these rights. In the light of this development, the Implats board has revisited and deliberated the issue of investing in Zimbabwe. I wish to share with shareholders salient points from this discussion. Firstly, we are presently operating in that environment and have been doing so successfully for a number of years. These operations are complicated by the social and business problems associated with hyperinflation but these are being managed. Secondly, in assessing the risk associated with these mining operations, it is important to note that the operating risk from a technical point of view is negligible when compared with the risk associated with operating at relatively deep levels in the Western Bushveld. In addition, from an operating point of view the high level of education of the workforce in Zimbabwe contributes significantly to the efficiency and safety of operations. It is against this background that the board has decided that continued further investment in Zimbabwe is warranted.

The Implats board remains committed to the meaningful transformation towards the black empowerment of the group, at an equity participation level and through a comprehensive talent management programme as well as through procurement, enterprise development and social investment. To further our equity participation levels, Implats recently announced black economic empowerment deals which will result in Royal Bafokeng Resources ultimately holding a 9% equity stake in Implats and employees acquiring 3% equity participation through the introduction of an Employee Share Ownership Programme. In Marula, the Marula Community Trust, Tubatse Platinum and Mmakau Mining have each acquired a 7.5% equity stake. These initiatives have moved the group significantly towards fulfilment of the equity ownership requirements of the Mining Charter. In addition, the careful nurturing of skills and the identification of suitable individuals for key positions together with our response to other elements of the Mining Charter have, we believe, laid the groundwork for the conversion of Implats' old order mining rights into new order mining rights. Implats' applications have been submitted to the Department of Minerals and Energy and, following close liaison with the regional departments, we are now engaged in comprehensive discussions with the national department in order to achieve the requisite conversions in the near future.

I take great pleasure in welcoming Shadwick Bessit to the Implats' board with effect from November 2005. Shadwick heads up the operations at the Impala lease area and brings valuable technical skills to the board. Regrettably, Keith Rumble, who has been Chief Executive Officer of Implats since 2001 has decided to pursue other interests. Keith's contribution to Implats has been immense as reflected in the improved safety performance of the group during this period and the fact that market capitalisation during his tenure has increased from R26.8 billion ($3.3 billion) to R87.0 billion ($12.2 billion). The board thanks Keith for his efforts over the past five years and wishes him much success on his new journey. David Brown succeeds Keith as Chief Executive Officer of Implats, having been Chief Financial Officer since 1999. The board looks forward to the contribution that David can make to the affairs of the company.

I wish to thank the more than 31,500 Implats employees – who make up the heart and soul of Implats – for their loyalty and hard work during the past year. Without them, nothing is possible. Thanks also to my fellow board members for their support and diligence during the year and to the management of the company for the leadership displayed.



Fred Roux

Chairman

Group value-added statement



For the year ending 30 June (Rm)	FY2006	FY2005	% change
Sales	17,500.2	12,540.8	39.5
Net cost of products and services	6,188.6	3,144.0	(96.8)
Value added by operations	11,967.6	9,396.8	58.9
Income from investments and interest	328.0	762.0	(57.0)
Total value added	11,639.6	10,158.8	50.3
Applied as follows to:			
Employees as salaries, wages and fringe benefits	3,163.3	2,759.7	(14.6)
The state as direct taxes	2,616.2	1,080.4	(142.2)
Royalty recipients	851.8	414.9	(105.3)
Providers of capital	5,508.3	1,432.2	284.6
Financing costs	40.4	37.4	(8.0)
Dividends	5,467.9	1,394.8	(292.0)
Total value distributed	12,139.6	5,687.2	113.5
(Distributed from)/re-invested in the group	(500.0)	4,471.6	(30.1)
Amortisation	622.5	628.8	1.0
Reserves (distributed)/retained	(1,122.5)	3,842.8	(34.9)
	11,639.6	10,158.8	50.3

Total value distributed 2006



Employer costs 26.1% Tax and royalties 28.6% Capital providers 45.3%

Total value distributed 2005



Employer costs 48.5% Tax and royalties 26.3% Capital providers 25.2%

Chief executive's review



At the end of my review in last year's report, I indicated that "given current market circumstances as well as a marginal increase in production in financial year 2006, headline earnings are expected to increase modestly". I am very pleased to report that this year, Implats has once again exceeded the projections made.

Implats – Lost-time injury frequency rate (LTIFR)
(per million man hours)

FY02	7.90
FY03	5.65
FY04	4.80
FY05	3.57
FY06	3.41

Implats – Fatal injury frequency rate (FIFR)
(per million man hours)

FY02	0.134
FY03	0.139
FY04	0.104
FY05	0.069
FY06	0.063



Performance

During my five-year tenure at Implats, safety has been very high on my agenda and it is with regret that I report that during the past financial year, seven people died during the course of work at Impala Platinum's mining operations. That both the group lost-time injury frequency rate (LTIFR) at 3.41 per million manhours and the fatal injury frequency rate (FIFR) at 0.063 per million manhours are at all time lows indicates that progress has been and continues to be made.

Over the past five years, both the LTIFR and FIFR have improved by approximately 60%. In the past financial year, LTIFR improved at all Implats' operations with the exception of Zimplats, which nevertheless is still the best performer in the group regarding safety.

Of the seven fatalities that occurred at Impala Platinum, three were caused by falls of ground. Behaviour-based safety initiatives and a continued focus on reducing injuries caused by falls of ground, through an improved understanding of rock engineering and support systems, remain the cornerstone of safety initiatives. This is now more important than ever, particularly at Impala where mining operations are becoming deeper. I am confident that the plateau that we have reached in terms of constant improvements will be breached and that our renewed efforts will continue to drive us towards our long-term goal of zero injuries.

The strength of the market for PGMs continued unabated, particularly for platinum and rhodium. The price of platinum reached an all-time high of $1,335 per ounce in May 2006, while rhodium exceeded $6,000 per ounce, also in May 2006. Dollar revenues per platinum ounce sold rose by 35%, while rand revenues were 38% higher owing to the depreciation of the rand. Further details on this can be found in our review of the market on page 32.

Key operating and financial performance indicators pertaining to the business for the period under review are:

- Gross platinum production was virtually unchanged at 1.846 million ounces, with 1.125 million ounces (61%) coming from the Impala lease area.
- Sales revenue reached a record R17.5 billion ($2.7 billion), up by 40% on the previous financial year as a result of strong metal prices.
- The average rand:dollar exchange rate was R6.37/$ for the year, with the closing rand:dollar exchange rate at R7.16/$.
- Cost of sales rose by 22% owing to higher costs of metals purchased.
- Group unit cost per platinum ounce refined was up by 8.7% (excluding share based payments IFRS2), in part as a result of a 6.5% wage and benefits increase granted at Impala Platinum during the period. Unit costs were further aggravated by the lower grade mined.

Gross platinum production
(000 oz)


FY02
1,387
FY03
1,673
FY04
1,961
FY05
1,848
FY06
1,846

Revenue per platinum ounce sold
(R/oz Pt)


FY02
9,489
FY03
8,471
FY04
7,678
FY05
7,930
FY06
10,963

Revenue per platinum ounce sold
($/oz Pt)


FY02
934
FY03
935
FY04
1,116
FY05
1,279
FY06
1,721

- Profit decreased year-on-year by 17% to R4.4 billion ($693 million) due to the impact of the once-off profit from the Lonplats sale in the previous year.
- Headline earnings per share rose by 39% to 6,006 cents per share (949 US cents per share, which is an increase of 37% in dollar terms).

Delivering on our promises

The pages that follow this review provide detailed information on the company's financial and operating performance over the past year. I would like to deal with some of the highlights of the year and also those areas where we did not quite meet those objectives we had set for ourselves.

Improved margins

The group has once again been characterised by high levels of profitability with the net result that, overall, group margins rose from 34% in the 2005 financial year to 42% in the 2006 financial year with Impala achieving a margin of 53%. Margins were admittedly assisted by higher prices received but they bear testimony to the group's determination that cost controls continue to be in place irrespective of metals prices. Unit costs decreased year-on-year at Marula and Mimosa, and rose by only 3% at Zimplats. Both Mimosa and Zimplats' costs were favourably affected by the devaluation of the local Zimbabwean exchange rate.

Costs per platinum ounce by operation (R)

	FY2006	FY2005	% Change
Impala Platinum (refined)	4,745	4,251	(11.6)
Zimplats (matte)	6,458	6,249	(3.3)
Marula Platinum (concentrate)	9,443	9,829	3.9
Mimosa (concentrate)	5,133	5,472	6.2
Implats group (refined)	5,032	4,548	(10.6)

Black economic empowerment

The negotiation of our black economic empowerment (BEE) transactions during the year must rank as both significant and company-transforming corporate actions. This will enable us to exceed the five-year BEE equity ownership targets set by South African minerals legislation which requires a 26% BEE stake at an operational level by 2014. Shareholders will be aware that these targets relate to the South African operations, Impala Platinum and Marula Platinum only.

At the Impala Platinum level, the company has entered into three separate transactions to enable it to achieve BEE equity ownership of an estimated 26%. These are:

- The sale of our stake in Lonplats' Eastern and Western Platinum mines in September 2004 which led directly to the creation of Incwala Resources, a BEE-resources company.
- The transaction with Royal Bafokeng Resources (RBR), our long-term partner, was announced in December 2005. In terms of this transaction, the RBR will hold a stake of approximately 9% in Implats. A great deal of effort has gone into

making this transaction stand out from other BEE deals, making it sustainable, providing the RBR with access to cash flows from the outset and ensuring that it is broad-based.

- The creation of an Employee Share Ownership Programme (ESOP) which ensures that approximately 28,000 lowest level employees will have a direct interest in the equity of Implats.

At Marula Platinum, agreements have been signed with three BEE-representative entities, namely Tubatse Platinum, the Marula Community Trust and Mmakau Mining, to acquire a combined 22.5% stake in the operation. This falls just short of the target of 26% BEE ownership by 2014. Once again, every effort has been made to ensure that this transaction is affordable, sustainable and broad-based.



Implats group structure as at 30 June 2006



3% ESOP – Masakane Trust*
Implats
1.5% (up to 9%*)
RBH Resources
Mine-to-market operations
Strategic holdings
Refining services
8.6%
100%
100%
Impala Platinum
Aquarius Platinum Limited
IRS
51%
51%
86.9%
Zimplats
IRS business
49%*
RBH Resources
Aquarius Platinum SA
Concentrate offtake agreements
20%
77.5%
Marula Platinum
50%
Mimosa
Management, toll refining and metals purchase
45%
Two Rivers
Holdings
Flow of contractual obligations
* Once implemented

Capital expenditure by operation



Impala 71%
Marula 13%
Zimplats 11%
Mimosa 5%

Stable performance, low-cost life extension at Impala Platinum

The Review of Operations and Investments (page 36) details the production performance of the business. While Impala Platinum reported record production – 1.125 million platinum ounces – output was around 30,000 platinum ounces less than expected owing to lower grades, slower-than-expected improvements in mining efficiencies and the loss of three shifts in the second half of the year due to union confederation Cosatu's national stayaway. For illustrative purposes, a lost shift at Impala results in a deficit of 4,000 ounces of platinum, which is very difficult to make up when an operation is finely tuned and running at capacity.

Primary factors responsible for the performance at Impala being characterised as "below expectations" were mill grades and efficiencies. Mill grades deteriorated by 4% from the previous year, due largely to increased tonnages from mechanised mining and dilution of UG2 ore. Furthermore, the expected benefits from in-stope drill jigs have not yet fully materialised as the learning curve related to their implementation appears now to be longer than had been planned. Nonetheless, it is our view that drill jigs remain key to a quantum improvement in both the rates of face advance and safety, and their full implementation will be a priority in the coming year.

An inevitable feature of production at Impala Platinum is the deepening of its mining operations. As a consequence there will be cost implications, not least of which are the higher costs of refrigeration – the deeper a mine, the higher the virgin rock temperature – decline conveyor systems and the safety support systems required for mining at depth. The first of the fourth generation shafts, 16 shaft (currently in development) and the proposed 17 shaft, will each extend to depths of more than 1,500 metres.

Good progress is being made with the 16 and 20 shaft projects in support of Impala Platinum's 30-year plan to produce between 1.1 and 1.2 million platinum ounces per annum. The last of the third generation shafts, 20 shaft, will reach full production of 185,000 tonnes per month in 2011 (166,000 ounces of platinum annually). At the same time, 16 shaft will produce 225,000 tonnes per month (192,000 ounces of

2005

July	August	September	October	November	December
	Sumitomo Corporation acquires 25% of Ambatovy project				Implats exits from Ambatovy project
	Two-year wage agreement reached with NUM and UASA				ESOP announced equivalent to 3% HDSA equity stake in Implats
					Major BEE transaction with RBR announced. RBR to acquire a stake of up to 9% in Implats

Refined platinum production by operation (000 oz)

	FY2006	FY2005	FY2004	FY2003	FY2002
Impala Platinum	1,125.3	1,114.6	1,090.3	1,040.1	1,025.3
Zimplats	89.0	82.4	84.3	60.0	–
Marula Platinum	37.0	30.9	5.4	–	–
Mimosa (50%)	33.2	30.4	26.4	11.8	–
Barplats*	–	–	21.6	25.4	36.3
Mine-to-market	1,284.5	1,258.3	1,228.0	1,137.3	1,061.6
Other IRS	561.8	589.6	733.3	535.9	325.7
Gross production	1,846.3	1,847.9	1,961.3	1,673.2	1,387.3

* This applied to Barplats' production when the company was a subsidiary of Implats until its sale in June 2004.

platinum annually) at full production in 2015. Implats' total capital investment in these two shafts amounts to R6.6 billion.

A feasibility study for the new 17 shaft project will begin towards the end of calendar year 2006, following the pre-feasibility study completed during this financial year. Should this development be approved by the board, the shaft will extend into the deepest portion of the orebody to 1,800 metres below surface, and as mentioned, bring with it new challenges in terms of refrigeration and rock engineering.

A feasibility study into a long-term expansion programme is currently under way at Impala Platinum's Mineral Processing and Refining operations that will ultimately increase capacity to 2.8 million ounces of platinum per annum. In March 2006, the company announced it would embark on a R150 million capital upgrade of the No 4 furnace, bringing total nameplate capacity of 2.3 million platinum ounces per annum, and allowing for both planned and unplanned furnace maintenance periods. At the same time, the company began a feasibility study to expand the other facilities at Mineral Processes to 2.8 million platinum ounces per annum at an estimated cost of R750 million.

Impala Platinum's Refineries continued to deliver an excellent performance, not only for Impala, but also for Impala Refining Services (IRS), which markets and sells the excess capacity not used by Impala. Expansion of the Precious Metals Refinery from 2.0 to 2.3 million platinum ounce nameplate capacity at a cost of R50 million is currently under way, as is a feasibility study to increase the Base Metals Refinery's capacity from 2.0 to 2.3 million ounces of platinum per annum. Conceptual studies to increase capacity at both of these refineries, initially to 2.5 million ounces of platinum and subsequently to 2.8 million ounces of platinum, have been initiated.

Labour relations and, in particular, collective bargaining in respect of wages, continues to be a challenge in South Africa. The two-year wage settlement achieved with the National Union of Mineworkers and the United Associations of South Africa in August 2005 was typical of those achieved in our industry. It was noteworthy that no days were lost owing to specific action relating to wage negotiations (and this at a time when the South African gold mining industry experienced its first wage-related strike in close on 20 years) and that Impala reached agreement with the union on the implementation of certain technology-related initiatives. That this agreement has not yet borne fruit is cause for

2006

January | February | March | April | May | June | July

February: R3.6 billion extra ordinary dividend. Together with the ordinary dividend payouts of R2.2 billion in February and August, the group returned **R5.8 billion to shareholders.**

March: **R150 million expansion at Mineral Processes'** smelting facility

April: **JV signed with Jubilee Platinum** on Ambodilafa project in Madagascar

June: Price of platinum reaches all-time high of $1,335 per ounce.

June: Agreements with Tubatse Platinum, Marula Community Trust and Mmakau Mining to acquire 22.5% stake in Marula



concern, however, this is being actively pursued with the relevant union.

Steady progress at Marula

Steady progress is being made at Marula Platinum with production of platinum-in-concentrate up by 34% on last year although this was admittedly at a slower rate than had been anticipated. The implementation of the off-reef development plan is exceeding expectations and is four months ahead of schedule. Plans remain on schedule to achieve full production by the end of the 2009 financial year.

Two Rivers

The Two Rivers Platinum mine, which came into production on schedule this year and which will reach full production in 2008, will provide significant additional growth to Implats' portfolio over the next five years. Its rapid ramp up to full production has been a credit to our partners at African Rainbow Minerals Limited (ARM), and to the combined ARM/Implats team that has been involved in the project. This mine, which will produce about 120,000 ounces of platinum per annum, over a 20-year life-of-mine, has clearly vindicated managements' decision to undertake trial mining prior to start-up so as to better understand the orebody and to determine the most appropriate mining method.

Agreements reached and expansions planned for Zimplats

Implats' conservative and consistent approach to its operations in Zimbabwe was rewarded in May 2006 when, following extensive negotiations with the government of Zimbabwe, Implats' subsidiary Zimplats was able to reach agreement with the government on the release by Zimplats of a portion of its mining claims (some 36% of the company's resource base on the Great Dyke, equivalent to 51 million ounces of platinum) in exchange for a combination of empowerment credits and cash or a share in a joint venture. In return, the company has received security of tenure in respect of Zimplats' long-term expansion programme regarding a special mining lease regime which will allow for operations of at least 1 million ounces per annum over a 50-year life-of-mine.

The signing of these agreements led to the announcement by the Zimplats and Implats boards of the immediate approval of Phase 1 of the long-term expansion plan, and the replacement of the remaining opencast operation with underground operations. This step will require the investment of $258 million for the simultaneous development of two new underground mines at Ngezi, the further transition of existing opencast operations to underground mines and the construction of a 1.5 million-tonne per annum concentrator at Ngezi. Platinum production is set to rise from the current level of 90,000 ounces per annum to 160,000 ounces per annum by the 2010 financial year.

In addition, the mine will create 1,200 new direct jobs, plus an estimated 3,000 contractor jobs during the three-year construction phase.

Expansion at Mimosa

On a smaller scale than many of our interests, Mimosa Platinum is nonetheless a highly profitable operation and the decision by joint venture partners Implats and Aquarius to proceed with a $14 million expansion to increase production to 85,000 platinum ounces per annum has already been vindicated. Incremental expansion at this operation continues to be considered.



Capital expenditure by operation (R million)

	FY2007*	FY2006	FY2005	FY2004	FY2003	FY2002
Impala	2,100	1,601	1,693	1,197	1,079	1,009
Zimplats	450	253	138	76	87	–
Marula	350	291	118	505	545	172
Mimosa (50%)	35	103	43	40	25	–
Barplats	–	–	–	4	51	69
Total	2,935	2,248	1,992	1,822	1,787	1,250

* estimate

Impala Refining Services

Although production at Impala Refining Services (IRS) declined marginally, financially its performance exceeded expectations, increasing by 53% and contributing 18% to group headline profit. IRS benefited from improved deliveries from Marula Platinum, and from Barplats' Crocodile River and Aquarius Platinum's Everest mines. The weaker rand for most of the year and higher prices achieved also boosted net profit for this entity. Notable features on the IRS front include the signing of off-take agreements with Aquarius' Everest mine and the Two Rivers mine.

Transformation

A high-level committee (including several board members) has the job of ensuring that Implats is able to meet not only the objectives of South African minerals legislation, but that it also fundamentally transforms the nature of the company's human capital base to reflect the broader South African society. This Transformation Advisory Committee drives Implats' own transformation initiative, Project Phambili, which has started to deliver meaningful change at both a management and an operational level.

Strategic issues

Having been involved in the processing of nickel for the past 30 years, Implats advised the market in November 2005 that it would be withdrawing from the Ambatovy nickel project. The project initially promised to deliver favourable returns as well as leveraging competencies, expertise and infrastructure at the base metals refinery, thereby achieving significant economies of scale. Regrettably the project did not meet our hurdle rates.

Nickel remains a core competency and thus, in April 2006, we signed an option agreement with Jubilee Platinum regarding its prospective Ambodilafa project in Madagascar, which has the potential to host significant nickel-copper and platinum group elements mineralisation.

Implats' philosophy has always been to pay out to shareholders cash generated by the company in excess of its own internal needs. In line with this, and given the company's cash generative ability, the group returned to shareholders R2.2 billion in ordinary dividends and R3.6 billion in a special dividend declared in February 2006. This contributed to a total return to shareholders in the 2006 financial year



of 136%. Over the past five years, total shareholder returns have averaged 30% annually. This was in large measure possible given the average growth of 8% per annum in sales revenue.

Looking back over the past five years that I have been at Implats, it is gratifying to see how much the company has grown in that time and how its shape and structure have changed from a single asset-focussed company, to the multi-operation resource base that it is today. While Impala Platinum still makes up the bulk of operations and earnings, this is changing and will continue to do so over the next decade as our resource base and capital expenditure profile indicate.

Shareholders will be aware that in July 2006 the board announced that I had indicated that I would be leaving the company at the end of 2006 and that David Brown, currently the CFO of Implats, would be assuming the role of CEO from 1 September 2006. David and I will work together from this date until the end of the year to ensure an orderly transfer of responsibilities.

It is my firm belief that change is a good thing for a company, and that the leadership of a company needs to be refreshed on a regular basis to keep that company at the forefront of developments. While it is with some sadness that I hand over the reins, I am confident in advising shareholders that David Brown and the Implats management team represent among them the finest managers in our sector and that they will continue to receive the support and guidance of a knowledgeable and active board.

Thanks

To this management team, I extend my personal thanks. I also extend my thanks to our employees in South Africa and in Zimbabwe, and to our shareholders all over the world for their continued faith in our company.

It is also with great personal pleasure that I formally welcome Shadwick Bessit as a colleague to the Implats board with effect from 24 November 2005. With responsibility for Impala Platinum's Rustenburg operations he has a significant role to play in a major driver of our business. He brings to the board 17 years' experience in the mining industry.



Employees descending in a kibble during shaft-sinking operations at 20 shaft, Impala Platinum.

Prospects

In conclusion, management remains committed to delivering superior returns to shareholders in the year ahead.

Prospects for PGMs remain sound. Rising global vehicle sales combined with ever-stricter emissions legislation are likely to continue to underpin the platinum market in the foreseeable future. Nitrous oxide (NOx) regulations are also set to continue to underpin the rhodium market going forward. While palladium demand should continue to rise, Russian stockpiles will continue to suppress prices. Rising nickel production is likely to put a damper on price rises, which will be exacerbated to some extent by the possibility of a global economic slowdown driven by rising oil prices and inflation, and continued conflict in the Middle East.

Looking forward, we expect production to rise to around 2.1 million ounces of platinum in the 2007 financial year. Implats remains confident of its ability to increase production to its stated target of 2.3 million ounces of platinum per annum by 2010, and further still beyond that.

Capital expenditure is set to continue to rise to R2.9 billion in the 2007 financial year, mainly on the 16 and 20 shaft projects and smelter upgrade at Impala Platinum, and the Phase 1 expansion at Zimplats.

In conclusion, in line with market conditions and an increase in production, headline earnings are expected to be higher in the 2007 financial year.



Keith Rumble
Chief Executive Officer

Five-year statistics

Income statements – Years ended 30 June

(R million)	2006	2005	2004	2003	2002
Sales	17,500.2	12,540.8	11,809.1	11,807.0	11,901.5
Platinum	9,991.0	8,132.0	7,941.2	7,390.5	6,137.4
Palladium	1,468.8	1,066.6	1,119.2	1,682.5	2,580.9
Rhodium	3,700.2	1,336.3	677.0	1,158.8	1,788.3
Nickel	1,430.8	1,323.0	1,283.6	938.3	681.6
Other	909.4	682.9	788.1	636.9	713.3
Cost of sales	(10,185.2)	(8,317.8)	(7,549.4)	(6,523.3)	(5,561.0)
On-mine operations	(4,722.7)	(4,109.5)	(3,667.7)	(3,251.1)	(2,567.5)
Concentrating and smelting operations	(1,129.6)	(1,043.3)	(967.4)	(801.1)	(642.6)
Refining operations	(545.2)	(502.1)	(477.2)	(411.5)	(354.7)
Amortisation of mining assets	(622.5)	(628.8)	(572.3)	(452.4)	(248.8)
Metals purchased	(4,326.2)	(2,488.9)	(2,259.2)	(1,474.1)	(1,883.4)
Increase/(decrease) in metal inventories	1,161.0	454.8	394.4	(133.1)	136.0
Gross profit	7,315.0	4,223.0	4,259.7	5,283.7	6,340.5
Net foreign exchange transaction gains/(losses)	177.8	32.5	(216.0)	(328.8)	130.8
Other operating expenses	(340.0)	(318.9)	(255.4)	(263.5)	(203.9)
Other (expense)/income	(147.6)	292.2	11.4	(54.7)	(98.0)
Finance income – net	245.3	195.5	64.0	285.8	265.5
Share of profit of associates	114.8	203.7	328.4	725.0	697.3
Royalty expense	(851.8)	(414.9)	(414.4)	(598.0)	(804.4)
BEE compensation charge	(95.3)	–	–	–	–
Profit on sale of associate/subsidiary	–	3,155.0	322.3	–	–
Reversal of impairment/(impairment) of assets	583.1	(1,033.8)	–	–	–
Profit before tax	7,001.3	6,334.3	4,100.0	5,049.5	6,327.8
Income tax expense	(2,616.2)	(1,080.4)	(1,141.3)	(1,622.1)	(1,736.4)
Profit for the year	4,385.1	5,253.9	2,958.7	3,427.4	4,591.4
Attributable to minority interest	(39.7)	(16.3)	(17.4)	(23.2)	(9.9)
Profit attributable to equity holders	4,345.4	5,237.6	2,941.3	3,404.2	4,581.5
Earnings per share (cents)					
– basic	6,607	7,920	4,418	5,114	6,902
– headline (basic)	6,006	4,325	3,934	5,140	6,877
Dividends per share (cents)					
– interim + proposed	3,200	2,300	2,100	2,650	3,700
– special	5,500	–	–	–	–

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za

Balance sheets – Years ended 30 June

(R million)	2006	2005	2004	2003	2002
ASSETS					
Non-current assets	14,918.6	11,921.1	12,357.7	11,391.2	9,324.1
Property, plant and equipment	12,270.1	10,035.0	9,635.6	8,808.9	6,218.4
Investments and other	2,648.5	1,886.1	2,722.1	2,582.3	3,105.7
Current assets	8,386.0	8,895.3	4,680.2	4,878.1	5,448.3
Total assets	23,304.6	20,816.4	17,037.9	16,269.3	14,772.4
EQUITY AND LIABILITIES					
Capital and reserves	13,850.1	14,110.3	10,684.8	9,877.4	9,284.0
Minority interest	214.8	159.8	128.1	418.9	61.6
Non-current liabilities	3,495.2	2,680.6	2,541.5	2,213.1	1,683.4
Borrowings	11.3	–	–	62.7	86.3
Deferred income tax liabilities	2,922.8	2,381.1	2,271.9	1,886.7	1,389.6
Provision for long-term responsibilities	561.1	299.5	269.6	263.7	207.5
Current liabilities	5,744.5	3,865.7	3,683.5	3,759.9	3,743.4
Total equity and liabilities	23,304.6	20,816.4	17,037.9	16,269.3	14,772.4
Cash, net of short-term borrowings	1,853.1	3,981.0	635.6	2,119.8	3,123.5
Cash, net of all borrowings	1,841.8	3,981.0	635.6	2,057.1	3,037.2
Current liquidity (net current assets excluding inventories)	(294.5)	3,308.5	(233.1)	270.8	784.8
IMPLATS SHARE STATISTICS					
No. of shares in issue at year-end* (m)	65.9	65.5	66.6	66.6	66.6
Average number of issued shares* (m)	65.8	66.1	66.6	66.6	66.4
No. of shares traded (m)	66.1	66.3	65.5	71.3	50.0
Highest price traded (cps)	143,500	61,500	64,100	65,001	72,000
Lowest price traded (cps)	57,600	42,499	41,650	34,600	28,700
Year-end closing price (cps)	131,982	59,700	47,100	44,600	57,180

* Excluding treasury shares.

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za

US dollar statistics – Years ended 30 June

($ million)	2006	2005	2004	2003	2002
Sales	**2,745.2**	2,022.7	1,716.4	1,303.3	1,184.2
Cost of sales	(1,594.1)	(1,344.1)	(1,100.0)	(723.2)	(548.8)
On-mine operations	(739.2)	(664.1)	(534.4)	(360.4)	(253.3)
Concentrating and smelting operations	(176.8)	(168.6)	(141.0)	(88.8)	(63.4)
Refining operations	(85.3)	(81.1)	(69.5)	(45.6)	(35.0)
Amortisation of mining assets	(97.4)	(101.6)	(83.4)	(50.2)	(24.6)
Metals purchased	(677.1)	(402.2)	(329.2)	(163.4)	(185.9)
Increase/(decrease) in metal inventories	181.7	73.5	57.5	(14.8)	13.4
Gross profit	**1,151.1**	678.6	616.4	580.1	635.4
Net foreign exchange transaction gains/(losses)	27.8	5.3	(31.5)	(36.5)	12.9
Other operating costs	(53.2)	(51.5)	(37.2)	(29.2)	(20.1)
Other income/(expenses)	53.2	390.0	48.6	(6.1)	(9.6)
Financial income – net	38.4	31.6	9.3	31.7	26.2
Share of profit of associates	18.0	32.9	47.9	80.4	68.8
Royalty expense	(133.3)	(67.0)	(60.4)	(66.3)	(79.4)
Profit before tax	**1,102.0**	1,019.9	593.1	554.1	634.2
Income tax expense	(409.5)	(174.6)	(166.3)	(179.9)	(171.4)
Profit for the year	**692.5**	845.3	426.8	374.2	462.8
Attributable to minority interest	(6.2)	(2.6)	(2.5)	(2.6)	(1.0)
Profit attributable to equity holders	**686.3**	842.7	424.3	371.6	461.8
Basic earnings per share (cents)	1,044	1,274	637	558	696
Headline earnings per share (cents)	949	693	567	561	693

Note: These numbers are provided for convenience and have not been audited. The income and expenditure items have been calculated using the average exchange rate for the year. Sales are the actual dollar amounts.

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za

Operating statistics – Years ended 30 June

		2006	2005	2004	2003	2002
Gross refined production						
Platinum	(000 oz)	**1,846**	1,848	1,961	1,673	1,387
Palladium	(000 oz)	**989**	1,029	1,046	893	732
Rhodium	(000 oz)	**242**	234	251	215	177
Nickel	(000 t)	**15.6**	16.0	16.4	14.7	13.0
Impala refined production						
Platinum	(000 oz)	**1,125**	1,115	1,090	1,040	1,025
Palladium	(000 oz)	**492**	515	501	478	489
Rhodium	(000 oz)	**129**	130	116	134	123
Nickel	(000 t)	**7.9**	7.9	6.9	8.0	7.7
IRS refined production						
Platinum	(000 oz)	**721**	733	871	633	362
Palladium	(000 oz)	**497**	514	545	415	243
Rhodium	(000 oz)	**113**	104	135	81	54
Nickel	(000 t)	**7.7**	8.1	9.5	6.7	5.3
IRS returned metal						
Platinum	(000 oz)	**246**	246	501	252	152
Palladium	(000 oz)	**190**	160	314	174	102
Rhodium	(000 oz)	**42**	54	97	18	16
Nickel	(000 t)	**2.2**	1.9	1.5	0.9	0.7
Group consolidated statistics						
Exchange rate:	(R/$)					
Closing rate on 30 June		**7.16**	6.66	6.17	7.52	10.32
Average rate achieved		**6.37**	6.20	6.88	9.06	10.16
Free market revenue per platinum ounce sold	($/oz)	**1,791**	1,304	1,140	939	934
Revenue per platinum ounce sold	($/oz)	**1,721**	1,279	1,116	935	934
	(R/oz)	**10,963**	7,930	7,678	8,471	9,489
Prices achieved						
Platinum	($/oz)	**988**	840	773	597	485
Palladium	($/oz)	**258**	208	223	264	389
Rhodium	($/oz)	**3,015**	1,217	548	646	1,098
Nickel	($/t)	**15,343**	14,592	11,843	7,664	5,594
Sales volumes						
Platinum	(000 oz)	**1,582**	1,562	1,495	1,373	1,251
Palladium	(000 oz)	**896**	826	733	688	663
Rhodium	(000 oz)	**193**	177	179	193	165
Nickel	(000 t)	**14.8**	14.6	15.8	13.9	12.0
Financial ratios						
Gross margin achieved	(%)	**41.8**	33.7	36.1	44.8	53.3
Return on equity*	(%)	**28.0**	26.8	26.5	36.9	68.0
Return on assets*	(%)	**26.5**	24.0	21.2	30.0	49.0
Debt to equity	(%)	**0.2**	0.0	5.3	2.7	1.2
Current ratio		**1.5:1**	2.3:1	1.3:1	1.3:1	1.5:1
Operating indicators						
Tonnes milled ex-mine	(000 t)	**20,197**	19,315	19,065	17,483	15,607
PGM refined production	(000 oz)	**3,490**	3,549	3,725	3,162	2,639
Capital expenditure	(Rm)	**2,248**	1,992	1,822	1,787	1,250
	($m)	**352**	322	265	198	123
Group unit cost per platinum ounce	(R/oz)	**5,032**	4,548	4,144	3,978	3,426
	($/oz)	**788**	735	604	441	338

* Based on headline earnings.

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za

Review of 2006

The 2006 financial year was characterised by excellent market conditions, record prices and robust operational performance. These together contributed to a record level of sales.





Implats is committed to the meaningful transformation of the group and to fulfilling the requirements of the Mining Charter, one of which is the promotion of the employment of women in mining.

Financial review

- Sales increased by 40% to R17.5 billion
- Group production maintained at 1.846 million ounces of platinum
- Headline earnings increased by 39% to R60.06 per share
- Total dividend of R87.00 per share – R5.8 billion returned to shareholders
- Revenue per platinum ounce up by 38% in rand terms and 35% in dollar terms
- Margins improve from 34% to a healthy 42%
- Group unit costs increase by 9%



The 2006 financial year was characterised by continued strong growth in headline earnings, principally as a result of increases in sales volumes and metal prices. Dollar revenue per platinum ounce sold was up 35% with the corresponding rand revenue 38% higher.

Margins improved across the group with the gross margin rising to 42%. Headline earnings per share rose by 39% to 6,006 cents. Basic earnings per share declined by 17% as earnings in the comparable period in 2005 had been boosted by the net impact of profit from the sale of Implats' stake in Lonmin's platinum interests and the Marula impairment charge.

Sales for the 2006 financial year increased by 40% to R17.5 billion from R12.5 billion for the preceding financial year. In dollar terms, sales were 36% higher at $2.75 billion. The main sales drivers were as follows:

- **sales volumes**: a 2.6% increase in sales volumes resulted in a positive volume increase of R0.3 billion;
- **metal prices**: gains in the prices of all metals in both rand and dollar terms, exceeded expectations with that of platinum reaching record highs; overall PGM dollar prices were 35% higher and contributed to a positive price variance of R4.2 billion;
- **the rand/dollar exchange rate**: after remaining relatively strong for most of the year, the rand weakened in the last two months and closed at R7.16/$ on 30 June 2006 as compared to a close of R6.66/$ 12 months previously. The average exchange rate achieved for the year was R6.37/$ versus R6.20/$ for the 2005 financial year, resulting in a positive exchange rate variance of R0.5 billion.

Headline earnings per share



(SA cents)
FY02
6,877
FY03
5,140
FY04
3,934
FY05
4,325
FY06
6,006

Dividend per share



(cps)
2002
3,700
2003
2,650
2004
2,100
2005
2,300
2006
3,200
5,500
8,700
special dividend

Operating margins (%)		
Entity	FY2006	FY2005
Impala Platinum	53	42
Zimplats	42	20
Marula Platinum	19	(52)
Mimosa	53	30
IRS	14	15
Implats group	42	34

Cost of sales rose by 22% to R10.2 billion as a result of a significant increase in the cost of metals purchased due to higher metal prices and the greater volumes of metals purchased. This increase was partially offset by a R706 million increase in stock. The balance relates to a 4.6% increase in tonnes milled and an annual wage adjustment of 6.5% at Impala Platinum, which employs 90% of group employees. The group unit cost per platinum ounce produced rose by 11% to R5,032. In accordance with IFRS 2, an amount of R159 million was included in the unit cost calculation for share-based payments. If this is excluded, the unit cost per platinum ounce that relates to operating costs was up by 9%.

The weakening in the rand towards the end of the financial year resulted in exchange gains of R178 million versus R33 million the previous year.

The contribution to profit by associates was R115 million, down from R204 million in the previous comparative financial period, which included equity-accounted profit from Implats' stake in Lonmin's platinum interests. Aquarius contributed R114 million compared to a loss of R4 million for FY2005.

Earnings contributions

As in previous years, Implats' income continued to be derived from three sources, with the bulk coming from the mine-to-market operations (94%). The other two sources of income were IRS and equity income from investments.

- **Mine-to-market operations** owned by the Implats group contributed R3.7 billion (94%) to headline earnings. These operations comprise Impala Platinum, Marula Platinum and Two Rivers (45%) in South Africa and Zimplats (86.9%) and Mimosa (50%) in Zimbabwe. Marula reported a positive contribution of R12 million, a significant improvement on the previously reported loss of R105 million. The Zimbabwe operations reported significant increases in margins due to higher US dollar revenue and positive currency impacts.
- **IRS**, housing Implats' third-party refining services, contributed R715 million to group headline profit, an increase of 53%.

Gross cash position at year-end

(R million)


FY02
3,150
FY03
2,325
FY04
1,204
FY05
3,984
FY06
1,864

Average rand/dollar exchange rate achieved

(R/$)


FY02
10,16
FY03
9,06
FY04
6,88
FY05
6,20
FY06
6,37

Given the lower risks and capital requirements of IRS, the lower margins at this entity are reasonable. Margins for FY2006 were 14%. Sales for the period rose by 52.8% to R6.2 billion with a 1.7% decline in platinum production to 721,000 ounces. This resulted in an increase in the contribution of IRS to group headline profit to 18.1% as compared to a contribution of 16.3% in the previous financial year.

- **Equity income** from investments of R115 million was mainly from Implats' holding in Aquarius Platinum SA, which was largely because of higher US dollar receipts.

Earnings attributable to equity holders declined by 17% to R4.3 billion as in the previous financial year earnings had included profit on the sale of Lonplats of R3.2 billion (although this was partially offset by an impairment charge of R850 million). The net of these transactions was R2.3 billion while the impairment write-back in FY2006 was R422 million as a result of higher metal prices.

Contribution to net profit by the various companies (Rm)

	FY2006	% contribution	FY2005	% contribution
Impala Platinum	3,410	86.3	2,201	76.9
IRS	715	18.1	466	16.3
Zimplats	168	4.3	90	3.1
Marula	12	0.3	(105)	(3.7)
Mimosa	126	3.2	95	3.3
Aquarius	114	2.9	(4)	(0.1)
Ambatovy	(66)	(1.7)	–	–
Gazelle – other	(435)	(11.0)	(90)	(3.1)
Gazelle – Lonplats	–	–	208	7.3
BEE compensation charge	(95)	(2.4)	–	–
Headline profit	3,949	100.0	2,861	100.0
Profit on sale of investments/subsidiaries	–		3,155	
Other	(26)		72	
Reversal of impairment/(impairment) of assets	422		(850)	
Net profit	4,345		5,238	



Contribution by metal

(%)


Platinum 57%
Rhodium 21%
Palladium 9%
Nickel 8%
Other 5%

Earnings

Headline earnings for the financial year increased by 39% to 6,006 cents per share compared with 4,325 cents in FY2005. This was mainly as a result of the 38% increase in rand revenue per platinum ounce sold during FY2006.

During FY2006, Implats concluded the Marula BEE transactions by signing agreements during May/June 2006 with the Marula Community Trust, Tubatse Platinum (Pty) Limited and Mmakau Mining (Pty) Limited for the sale of 7.5% each. In addition, unconditional finance documents for the raising of the full amount of the purchase consideration were entered into by the BEE partners, Implats and Standard Bank.

The impact of the above transactions on the financial statements was to recognise a BEE charge which was calculated on the date of the transaction (June 2006) and amounts to R95.3 million. This amount is expensed through the income statement with the corresponding credit being taken to reserves. There is no minority shareholders' interest as the sale is deemed not to have taken place since the risk of ownership did not pass to the BEE partners during FY2006. This is because a guarantee provided by Implats to Standard Bank for the purchase price will be in place until the loan is repaid. At that stage a sale would have been effected.

A 10% change in the rand revenue per platinum ounce sold and received for a complete year (total revenue per platinum ounce sold) would result in a 25% change in headline earnings.

The share buy-back programme was in operation for the duration of FY2005 and as a result there was a slight decrease in the number of weighted shares in issue to 65.8 million shares in FY2006.

Balance sheet structure and cash flow

The strong balance sheet ensures that there is sufficient funding for the group's planned capital expenditure over the next five to ten years. Cash from operating activities during the financial year totalled R4.9 billion and the net decrease after accounting for investing and financing activities was R2.2 billion. After funding of capital expenditure programmes, dividends and investments to 30 June 2006, the net closing cash position was R1.9 billion.

Consistent with previous statements in this regard, the board decided to return a significant amount of cash to shareholders, and declared a special dividend of R55 per share on 16 February 2006. The special dividend combined with the interim dividend of R10 per share and the final dividend of R22 per share resulted in a total dividend of R87 per share being paid for the year. The total of these dividends together with the STC payable will result in a cash outflow of R6.5 billion, which equates to a yield of 6.6% on the closing share price for the year of R1,320.

Capital expenditure

Group capital expenditure for FY2006 totalled R2.2 billion as compared to R2.0 billion in the previous financial year. The largest portion of this, R1.6 billion, was spent at Impala Platinum, primarily on the development of 16 and 20 shafts. The Zimbabwean operations accounted for capital expenditure of R356 million, and Marula Platinum R291 million.



Market review

- Platinum price hits an all-time high
- Automotive demand for PGMs remains strong
- Jewellery demand for platinum falls in response to rising prices

In previous years, the markets for the group's major metals have experienced tremendous volatility. Calendar year 2005 and the first half of 2006 could hardly have been more different as the prices of PGM products all started at "lows", but were propelled to a succession of highs throughout the period. This progression was only interrupted during mid-May as world equity and commodity markets corrected for a much needed period of consolidation.

Positive fundamentals for the metals were supported by a willing investment community; mother nature wreaking havoc in the Gulf of Mexico, pushing oil prices to new highs; South African supply disruptions; and geo-political tensions in the Middle East. In summary, an enviable cocktail of events from a supplier's point of view, but quite the opposite for price-sensitive end-use sectors.

Platinum

The platinum market remained in balance for calender year 2005 as demand, mainly from the automotive sector, offset a further decline in jewellery demand, whilst South African supply failed to meet expectations. Prices started 2005 at $840 per ounce and finally penetrated an all-time high ($1,025 per ounce) in January 2006, then moved to a new record high of $1,335 per ounce in May before succumbing to the correction mentioned above. Prices settled in June just north of $1,220 per ounce, a healthy 45% above where they started in 2005.

Automotive demand

A combination of tighter emission legislation, growth in new vehicle sales, particularly in Asia, and high gasoline prices, which continued to favour a switch to more economical diesel vehicles, were the main drivers behind further growth in PGM consumption. Once again, diesel vehicles, both light and heavy duty, were the foundation for increased platinum demand, as the voluntary fitment of diesel particulate filters ensured early compliance of soon-to-be-enacted legislation.

Jewellery demand

The high prices of platinum precipitated a fall in jewellery demand to 10-year lows. China again was the main casualty as fabricator margins continued to be pressurised, while the introduction of palladium jewellery eroded the lower end of the platinum market.

Whilst there were further declines in other regions, developments in newer markets such as India, where platinum may finally be recognised as a mainstream jewellery metal, may provide partial support in these high price environments.



Platinum and palladium free-market prices
($/oz)



1,400
1,200
1,000
800
600
400
200
0
FY2002
FY2003
FY2004
FY2005
FY2006
Platinum
Palladium



Platinum supply and demand (000 oz)

Calendar years	2006*	2005	2004	2003	2002
Demand					
Automotive	3,895	3,500	3,210	2,995	2,615
Jewellery	1,905	2,005	2,190	2,505	2,840
Industrial (including investment)	1,790	1,725	1,620	1,460	1,625
Total	7,590	7,230	7,020	6,960	7,080
Supply					
South Africa	5,390	5,030	4,910	4,655	4,450
Russia	800	800	800	1,000	950
Other	630	615	645	510	635
Recycling	855	775	710	665	630
Total	7,675	7,220	7,065	6,830	6,665
Surplus/(deficit)	85	(10)	45	(130)	(415)

* Estimate

Palladium

Despite a modest increase in demand, primarily due to another surge in jewellery usage and a decline in supply, the palladium market registered a fifth consecutive year of substantial surplus in 2005.

The automotive industry continues to be the major source of demand with the rest of the world and Asia in particular, continuing to drive usage due to a combination of rising car sales and the adoption of emission legislation.

Jewellery continued its rapid growth with the majority of this demand coming from China. The bulk of this metal has been used to stock the pipeline and the jury remains out as to whether this will ultimately translate into sales.

On the supply side, Russian metal in excess of annual production, continued to find its way into the market, capping any runaway rise in price. Notwithstanding that it did firm throughout the year, reaching a high of $360 per ounce in May 2006 before declining to $320 per ounce by the end of June 2006.

Platinum index



(R)
($)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,500
2,300
2,100
1,900
1,700
1,500
1,300
1,100
900
700
0
FY2002
FY2003
FY2004
FY2005
FY2006
Platinum index rand
Platinum index dollar

Jewellery demand by metal



(000 oz)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Platinum
Palladium



Palladium supply and demand (000 oz)					
Calendar year	**2006***	2005	2004	2003	2002
Demand					
Automotive	**5,095**	4,605	4,515	4,465	4,530
Jewellery	**1,410**	1,200	920	250	260
Industrial	**3,790**	3,570	3,245	2,330	2,370
Total	**8,885**	8,175	7,760	6,795	6,900
Supply					
South Africa	**2,740**	2,535	2,430	2,255	2,170
Russia[1]	**4,000**	4,100	4,000	3,400	1,900
Other	**1,520**	1,645	2,270	1,285	2,680
Recycling	**785**	650	555	475	410
Total	**9,045**	8,930	9,255	7,415	7,160
Surplus	**160**	755	1,495	620	260

* Estimate

Rhodium

Rhodium is perhaps the star of the show this year! Prices moved from a low of $1,400 per ounce in January 2005 to exceed $6,000 per ounce in May 2006 and settled in the mid-$4,000s by financial year end. Increased usage in the automotive industry due to higher loadings on gasoline vehicles due to phasing in of new NOx standards in 2007 was complemented by another year of strong performance by the glass sector in an effort to meet a growing global appetite for the LCD glass screens used in a variety of high-tech applications from i-Pods to large flat-screen televisions.

Automotive demand by metal
(000 oz)


12,000
10,000
8,000
6,000
4,000
2,000
0
2002
2003
2004
2005
2006
Platinum
Palladium
Rhodium

Rhodium price – monthly average
($/oz)


6,000
5,000
4,000
3,000
2,000
1,000
0
FY2002
FY2003
FY2004
FY2005
FY2006

European diesel market share
%


60
50
40
30
20
10
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Rhodium supply and demand (000 oz)

Calendar year	2006*	2005	2004	2003	2002
Demand					
Automotive	**827**	744	685	620	632
Industrial	**133**	132	117	106	92
Total	**960**	876	802	726	724
Supply					
South Africa	**638**	580	556	539	501
Russia	**70**	70	80	130	90
Recycling	**184**	162	142	127	114
Other	**34**	33	29	35	27
Total	**926**	845	807	831	732
(Deficit)/surplus	**(34)**	(31)	5	105	8

* Estimate

Nickel

Stainless steel demand remained reasonably firm during the period, notwithstanding a short correction in inventories during the last quarter of 2005 and this has kept prices above $15,000 per tonne for most of the period.

Market prospects

Once again, the prospects for Implats' major metals look healthy. Strong worldwide growth in vehicle sales combined with stricter clean air rules around the world should provide solid fundamentals for PGMs for the balance of the decade. Platinum jewellery will continue to be pressured by high prices, and palladium's inroads into this industry look set to become more permanent.

New investments in nickel output should start reaching fruition this year and take some of the pressure off already high prices – although demand should remain healthy. On the slightly negative side, the continuing rise in oil prices and the fear of a rise in global inflation that it brings, may cause economies to cool in the coming year.

Emission standards (gasoline) – NOx limits



(g/km)
0,60
0,50
0,40
0,30
0,20
0,10
0
Euro III
JP 97
JP 02
Tier 1
Euro IV
Euro V
JP 05
Tier 2
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
US Federal
European Union
Japan

Emission standards (diesel) – Particulate matter limits



(g/km)
0,090
0,080
0,070
0,060
0,050
0,040
0,030
0,020
0,010
0
JP 97
Euro III
JP 02
Tier 1
NLEV
Euro IV
JP 05
Tier 2
Euro V
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
US Federal
European Union
Japan

Review of operations and investments

Implats has five mine-to-market operations, Impala Platinum, Marula Platinum and the Two Rivers Platinum project on the Bushveld Complex in South Africa, and Zimplats and Mimosa on the Great Dyke in Zimbabwe. These operations, together with Impala Refining Services (IRS), which houses Implats off-take and toll-refining agreements, produced 1.85 million ounces of platinum and 3.49 million ounces of PGMs in FY2006.





Development of 16 shaft, the first of the fourth generation shafts at Impala Platinum, is ahead of schedule. Production at this shaft, which will be 1,675 metres deep, will begin in FY2012. Full production of 225,000 tonnes a month is scheduled for FY2015.

Impala Platinum

- Tonnes milled and platinum production at record levels
- Capital expenditure of R1.6 billion
- Capacity at Mineral Processes and Refineries being increased to 2.3 million ounces annually
- Development of new shafts progressing well


Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo
Mimosa
BOTSWANA
SOUTH AFRICA
Marula Platinum
Bushveld Complex
Two Rivers
Impala Platinum
Rustenburg
Impala Refineries
Johannesburg

Location

Impala Platinum, Implats' primary operation, comprises the mining and mineral processing operations situated on the western limb of the Bushveld Complex, north of Rustenburg in North West Province, as well as the refining operation located in Springs, east of Johannesburg, in Gauteng. The refineries incorporate a base and a precious metals refinery.

Impala Platinum's mining operation includes 13 operating shafts, five decline shafts (two of which are in development) and two new vertical shafts, on which development recently began. A plan has been developed to maintain production at between 1.1 and 1.2 million platinum ounces annually for 30 years.

In FY2006, Impala Platinum produced 1.125 million ounces of platinum, a contribution of 61% to group production. As at 30 June 2006, employees totalled 27,000.

Safety

In FY2006, the lost-time injury frequency rate (LTIFR) of 3.94 at Impala Platinum was slightly better than the 4.01 recorded in FY2005. The fatal injury frequency rate (FIFR) was 0.079 compared to 0.048 the previous year. There were regrettably seven fatalities during the course of the year, three of which were caused by fall-of-ground accidents.

Both the LTIFR and FIFR have recorded marked improvements over the past five years – 54% and 46% respectively. The need for ever-increasing vigilance regarding safety has become paramount as mining operations at Impala deepen with the move to third generation shafts where more difficult ground conditions are being encountered. This, together with the recent levelling off in these rates and the higher number of fatalities, resulted in an increased emphasis on behaviour-based safety training and the setting of more stringent targets. Following a group-wide safety

Impala Platinum – platinum production
(000 oz)

FY02	1,025
FY03	1,040
FY04	1,090
FY05	1,115
FY06	1,125

Impala Platinum – operating costs
(R/platinum ounce)

FY02	3,459
FY03	3,843
FY04	4,036
FY05	4,251
FY06	4,745

Impala Platinum – capital expenditure
(R million)

FY02	1,009
FY03	1,079
FY04	1,197
FY05	1,693
FY06	1,601

leadership summit, at which there was group-wide commitment to a policy of 'zero harm', a new safety target was set of an LTIFR of zero at Impala within five years. In addition, the Tsiboga safety training programme has been expanded into the Team Tsiboga programme with a shift in focus from the supervisory level to the individual members of the teams themselves.

Other safety initiatives to be implemented during the coming year include a new R90 million blast initiation system based on 'shock-tube technology', which is aimed at eliminating accidents involving misfired and uncontrolled blasts.

Falls of ground remain a challenge, and even more so at the deeper shafts such as 10 shaft. Central to the fall of ground campaign has been the implementation of drill jigs and the accompanying in-stope roof bolting. In-stope bolting, which has been the primary objective of the roll-out of the drill jig technology, has progressed with 35%



Impala Platinum key statistics

		FY2006	FY2005	% change
Mining sales	(Rm)	11,054.4	8,396.8	31.7
Platinum		6,628.6	5,745.0	15.4
Palladium		846.4	661.9	27.9
Rhodium		2,307.0	927.6	148.7
Nickel		767.1	722.0	6.2
Other		505.3	340.3	48.5
Mining cost of sales	(Rm)	(5,202.0)	(4,875.7)	(6.7)
On-mine operations		(3,815.4)	(3,346.3)	(14.0)
Concentrating and smelting operations		(834.0)	(764.0)	(9.2)
Refining operations		(408.6)	(376.8)	(8.4)
Amortisation of mining assets		(507.6)	(491.8)	(3.2)
Increase in metal inventories		363.6	103.2	252.3
Mining gross profit		5,852.4	3,521.1	66.2
(Loss)/profit from metal purchase transactions	(Rm)	86.2	11.7	636.8
Sales of metals purchased		5,810.5	3,643.8	59.5
– IRS		5,743.7	3,640.4	57.8
– Other		66.8	3.4	1,864.7
Cost of metals purchased	(Rm)	(5,724.3)	(3,632.1)	(57.6)
– IRS		(5,662.5)	(3,630.7)	(56.0)
– Other		(61.8)	(1.4)	(4,314.3)
Gross profit		5,938.6	3,532.8	68.1
Gross margin ex-mine	%	52.9	41.9	26.3
Other operating costs	(Rm)	(282.0)	(251.5)	(12.1)
Royalty expense		(811.3)	(388.8)	(108.7)
Sales volumes ex-mine				
Platinum	(000 oz)	1,050.5	1,103.1	(4.8)
Palladium	(000 oz)	530.2	512.2	3.5
Rhodium	(000 oz)	121.2	126.9	(4.5)
Nickel	(000 t)	7.8	7.9	(1.3)
Sales volumes metals purchased – IRS				
Platinum	(000 oz)	517.5	434.0	19.3
Palladium	(000 oz)	325.6	304.7	6.9
Rhodium	(000 oz)	66.7	57.5	16.0
Nickel	(000 t)	3.5	4.1	(14.6)
Prices achieved ex-mine				
Platinum	($/oz)	987	841	17.4
Palladium	($/oz)	253	208	21.6
Rhodium	($/oz)	3,001	1,168	156.9
Nickel	($/t)	15,648	14,598	7.2
Exchange rate achieved ex-mine	(R/$)	6.37	6.21	2.6
Production ex-mine				
Tonnes milled ex-mine	(000 t)	16,441	15,778	4.2
Platinum refined	(000 oz)	1,125.3	1,114.6	1.0
Palladium refined	(000 oz)	491.6	515.2	(4.6)
Rhodium refined	(000 oz)	128.5	130.3	(1.4)
Nickel refined	(000 t)	7.9	7.9	–
PGM refined production	(000 oz)	2,002.9	2,061.9	(2.9)
Total cost*		5,340.0	4,738.6	(12.7)
per tonne milled	(R/t)	325	300	(8.3)
	($/t)	51	49	(4.1)
per PGM ounce refined	(R/oz)	2,666	2,298	(16.0)
	($/oz)	417	371	(12.4)
per platinum ounce refined	(R/oz)	4,745	4,251	(11.6)
	($/oz)	743	687	(8.2)
net of revenue received for other metals	(R/oz)	812	1,872	56.6
	($/oz)	127	302	57.9
Capital expenditure	(Rm)	1,601	1,693	5.5
	($m)	250	274	8.8
*includes share-based payment	(Rm)	159.4	27.2	(486.0)

implementation at all Merensky panels. This roll-out will be completed during the 2007 financial year. Enhanced safety is one of the primary reasons for the implementation of drill jigs and roof bolting. As mine operations go ever deeper, seismicity has also become more of an issue and steps to counter this are being included in the mine's safety protocols and programmes, of which ground control districts are a vital aspect.

Safety improved significantly at Mineral Processes during the year with an LTIFR of 0.68 per million manhours worked, down from 2.42 the previous year. Emphasis was placed on the management and safety training of external contractors.

The safety performance at Refineries was excellent. The zero fatality rate has now been held for over ten years. Two lost-time injuries were recorded during the year, a 65% improvement on the previous financial year. The behaviour-based safety programme underpins this improved performance. Refineries retained their ISO 9001:2000 (Quality) and ISO 14001:2004 (Environmental) listings during the year and have re-signed their pledge of commitment to responsible care through the Chemical and Allied Industries Association, rated in the top four operations in the country post-external verification.

Mining

Production

Impala Platinum produced 1.125 million ounces of platinum in FY2006, another record and an increase of 1% on FY2005. Total PGM production was 2.0 million ounces for the year, a decrease of 3%. Tonnes milled increased by 663,000 tonnes, one of the largest increases ever, to 16.4 million tonnes. Despite this significant increase in total tonnes milled, there was a lower-than-expected increase in platinum production. This was a result of the increased tonnage from mechanised mining and dilution of the UG2 ore which resulted in a decline in the overall grade

Impala Platinum – five-year operating statistics

		FY2006	FY2005	FY2004	FY2003	FY2002
Tonnes milled ex-mine	(000 t)	**16,441**	15,778	15,639	15,042	14,850
UG2 milled	(%)	**47.5**	45.5	46.1	45.7	53.6
Headgrade	(g/t 5PGE+Au)	**4.63**	4.82	4.91	5.06	5.05
Platinum refined production	(000 oz)	**1,125**	1,115	1,090	1,040	1,025
PGM refined production	(000 oz)	**2,003**	2,062	1,976	1,924	1,895
Total cost/tonne milled	(R/t)	**325**	300	281	266	239
	($/t)	**50.9**	48.5	40.9	29.5	23.6
Cost/PGM ounce refined	(R/oz)	**2,666**	2,298	2,227	2,078	1,872
	($/oz)	**417**	371	324	230	185
Cost/platinum ounce refined	(R/oz)	**4,745**	4,251	4,036	3,843	3,459
	($/oz)	**743**	687	588	426	341
Net of revenue received	(R/Pt oz)	**812**	1,872	2,195	909	(708)
for other metals	($/Pt oz)	**127**	302	320	101	(70)
Capital expenditure	(Rm)	1,601	1,693	1,197	1,079	1,009
	($m)	**250**	274	174	120	100
Labour complement*	(000)	**26.9**	26.9	27.5	28.4	27.9
Productivity	(m²/panel man)	**38.0**	40.1	39.2	40.7	40.2
	(Pt oz/employee)	**42**	41	40	37	37

* Average in service for the year (excluding capital projects).

Production by source (000 t)

	FY2006	FY2005	% change
Conventional mining	13,676	13,889	(1.5)
Merensky	6,058	6,711	(9.7)
UG2	7,618	7,178	6.1
Mechanised mining (Merensky)	2,146	1,362	57.6
Opencast mining	619	527	17.5
Merensky	426	527	(19.2)
UG2	193	–	–
Total tonnes milled	16,441	15,778	4.2

mined to 4.63 g/t from 4.82 g/t in FY2005. In FY2006, the ratio of Merensky to UG2 ore mined was 52:48 as compared to 55:45 in FY2005.

Dilution control was a challenge during the year, especially at 11 and 14 shafts, where production was hampered by ground control problems related to the more complicated geological conditions being encountered here.

The change in the mining mix was a result of several factors. There was an increase in the volume of relatively lower grade underground UG2 tonnes mined to 7.6 million tonnes from 7.2 million the previous year and a relative decrease in the volume of higher grade underground conventional Merensky tonnes mined, from 6.7 million tonnes in FY2005 to 6.1 million tonnes in FY2006.

The Merensky ore sourced by mechanised mining methods is of a lower grade than that mined conventionally, given the somewhat greater dilution. The overall contribution from mechanised mining rose to 2.15 million tonnes or 13% of total tonnes milled – up from 8.6% in the last financial year. The two major sources of mechanised volumes are 12 and 14 shafts. The increase in volumes sourced using mechanised mining also had an effect on grades. Mining of white areas (previously abandoned areas) continued, increasing to 22% of total conventional production.

The decrease in Merensky opencast ore was replaced by underground UG2 ore. A start was made during the year on opencast UG2 production with around 193,000 tonnes being mined during the year. This is expected to increase to 500,000 tonnes in the coming financial year.



Conventional mining volumes have declined with the move to mechanised mining at 12 shaft, and the reduced production at 10 shaft (ground conditions), 6 shaft (white area mining), 2 shaft (white area mining and end of life), which had all previously operated at levels exceeding Impala's average levels of efficiency. This decline in conventional mining volumes contributed to the overall average decline in efficiencies to 38 centares per panel employee in FY2006 from 40 in FY2005. The situation was exacerbated by a slower-than-expected uptake of the drill-jig technology which was mainly due to a longer-than-expected learning curve, both technically and operationally. This learning curve has involved fine-tuning the technology and consolidating processes around the drills, particularly regarding repairs, maintenance, availability and training.

The operating cost per refined platinum ounce rose by 11.6% to R4,745, and the total cash cost per tonne milled was up by 8.3% to R325. Cash operating cost per refined platinum ounce excluding share-based payments increased by 9%. These increases compare with a national inflation rate (CPIX) of 4.8%. The entire South African mining industry is being affected by increases in the cost of inputs in excess of the rates of producer and consumer inflation. Cost management and operational efficiencies are a priority. The 6.5% increase in wages which came into effect on 1 July 2005 contributed largely to this increase in costs as did the cost of the in-stope roof bolting programme. In addition, higher infrastructure operating costs for the deeper decline projects were included in working costs. Increases in unit costs were aggravated by the decline in grade and efficiencies.

The new minerals resource management programme has made a significant contribution to the management of the operations resource base, especially regarding its contribution to much improved short-, medium- and long-term planning.

Good progress has been made regarding the various requirements for applications for the conversion to new order rights, including the completion of the company's social and labour plan. A comprehensive process of dialogue and interaction with the Department of Minerals and Energy (DME) continues with a view to finalising the requirements for conversion.


N
19D
19
20C
21D
21
12N
12
14
8
6
7
7A
11C
18
18D
11
4
10
5
17
17D
9
2
1
16D
0
5
10
Scale - km
Current shafts
Decline projects
Shafts in development
Proposed shaft
Planned shafts
Impala Platinum mining operation
Shaft location

Capital projects

Impala's mining strategy over the past decade centred on extending the third generation shafts by a series of decline shafts below the existing vertical shafts to access deeper reserves, thus extending the lives of the shaft systems. The four decline systems which were previously approved were the 1 and 10 shaft declines, both of which are at full production, and the 11 shaft and 14 shaft declines. At 12 shaft, two room-and-pillar mechanised mining projects were implemented, one to the south and one to the north of the main shaft. The north project was completed in conjunction with a new vertical hoisting shaft facility, providing both upcast and downcast ventilation.

More recently, and in line with Impala's long-term production profile, the capital programme has been expanded to include the sinking of two new vertical shafts, 16 and 20 shafts, as well as the E&F block project, which will access a UG2 block from surface and has a life of about 15 years.



Impala Platinum – by shaft

Shaft number	Depth below surface (m)	Production: Ore mined (ratio)	Production: Tonnes milled (000)	Comment
1*	1,175	Merensky/UG2 (40:60)	2,322	Conventional mining methods.
2	638	Merensky/UG2 (100:0)	314	Conventional mining methods. Nearing end of shaft life.
4	572	Merensky/UG2 (21:79)	950	Conventional mining methods. Remaining shaft life of 9 years.
5	679	Merensky/UG2 (7:93)	194	Conventional mining methods. Nearing end of shaft life.
6	348	Merensky/UG2 (29:71)	1,083	Conventional mining methods Nearing end of shaft life.
7	601	Merensky/UG2 (2:98)	1,294	Conventional mining methods.
7A	272	Merensky/UG2 (0:100)	894	Conventional mining methods.
8	594	Merensky/UG2 (22:78)	958	Conventional mining methods.
9	1,044	Merensky/UG2 (21:79)	1,196	Conventional mining methods.
10*	1,292	Merensky/UG2 (92:8)	1,320	Conventional mining methods.
11*	1,131	Merensky/UG2 (77:23)	1,588	Conventional mining methods; complex geological structures a feature. Panel lengths reduced to improve safety (a result of tighter safety standards).
12*#	919	Merensky/UG2 (100:0)	2,143	Large mechanised section (75% of shaft output).
14*#	1,194	Merensky/UG2 (100:0)	1,567	Large mechanised section (33% of shaft output).
16^	Planned depth of 1,675m	Merensky initially, UG2 later		First fourth generation shaft – will use conventional mining methods; need for extensive refrigeration plant.
20^	Planned depth of 1,058m	Merensky initially, UG2 later		Last of the third generation shafts – conventional mining methods.

* These shafts have declines
# Mechanised and conventional mining
^ In development



Progress on these projects is as follows:

- 11 shaft decline – the original decline is at full production and a three-level extension has been approved which is scheduled for completion in FY2009.
- 14 shaft decline – production is taking place at the first two levels of this five-level decline system. Completion is scheduled for FY2009.
- 12 shaft – both the north and south mechanised sections are at full production.
- E&F block – development of the E&F block, which is located between 2 and 4 shafts, is progressing ahead of schedule and nearing completion. The incline shaft has been equipped, the steel structure of the headgear refurbished and the winder installed. Preliminary production has begun and the first tonnes from here will come through in FY2007. This block currently has an estimated life of 15 years.
- 20 shaft – development of 20 shaft, the last of the third generation shafts, is currently ahead of schedule and within budget. By the end of June 2006, the sinking of the ventilation shaft had reached a depth of 876 metres and the main shaft was at 816 metres. On completion, 20 shaft will be 1,058 metres deep. Initial production is scheduled for FY2009 with full production of 185,000 reef tonnes a month planned for FY2011. Production will initially be from the Merensky Reef horizon.
- 16 shaft – development of 16 shaft, the first of the fourth generation shafts, is two months ahead of schedule and within budget. At the end of June 2006, sinking of the ventilation shaft had reached a depth of 558 metres and the main shaft was at 267 metres. On completion, 16 shaft will be 1,675 metres deep. First production is scheduled for FY2012 with full production of 225,000 reef tonnes per months scheduled for FY2015. Production will start on the Merensky Reef.



Development at 20 shaft is ahead of schedule. This shaft will be more than 1,000 metres deep. Production here is scheduled to begin in FY2009 and will build up to a capacity of 185,000 tonnes a month by FY2011.

A pre-feasibility study for the second fourth generation shaft, 17 shaft, was completed during the year and management will apply to the board in August 2006 for approval and funds to proceed with a full feasibility study. A viable full feasibility report could result in the start of this project by the second quarter of FY2008.

New technology and mechanised mining

From FY2004 to FY2006, R135 million was invested on new technology, such as in-stope roof bolting, drill jigs and cutting machines, and mechanised mining at Impala Platinum. The strategy regarding new technology has three principal objectives, namely enhanced safety, improved productivity and reduced

Implats – 30-year production profile


18,0000
16,0000
14,0000
12,0000
10,0000
8,0000
6,0000
4,0000
2,0000
0
000 tonnes
Under development
(primarily 16 and 20 shafts)
Future projects
Shafts currently in production
FY07
FY11
FY16
FY21
FY26
FY31
FY36



costs. Mechanised production using low trackless mining vehicles accounted for 13% of total production at Impala in FY2006, with 76% and 24% of production from 12 and 14 shafts respectively being achieved.

Investigations and trials into ultra-low equipment, including the ultra-low profile drill rig and the ultra-low load haul dumper for use in stoping widths of less than 1.3 metres, continue. The drilling technology proved to be a success, however, ore removal remains a challenge and requires further development.

Roof bolting in all development tunnels has been completed and work has begun on the development of a new drill jig for UG2 panels to improve tunnel advance. The first prototype is currently being tested underground.

Following unsuccessful trials during the year, the Alpine reef miner project has been terminated.

Mineral Processes

The operating performance at Mineral Processes, which incorporates Impala's smelting and concentrating plants, continues to excel. Record throughput for the third successive year of 16.4 million tonnes was recorded for FY2006, an increase of 4% or 663,000 tonnes on the previous financial year. Record overall recoveries of 84.5% resulted from the implementation of high-energy flotation technology at the UG2 plant, as well as from the contribution made by the tailings scavenging plant. The MF2 plant is currently undergoing refurbishment to install high-energy flotation technology and completion is scheduled for December 2006. Operating costs were well contained at R51 per tonne milled.

Future capital projects for Mineral Processes are in support of the group's growth strategy, taking the smelting facility to a three-furnace operation and allowing for additional SO_2 gas abatement infrastructure.

Refineries

Total output at Impala Platinum's refineries, which comprises the Base Metal Refinery (BMR) and the Precious Metals Refinery (PMR), was in line with last year's performance at 1.85 million platinum ounces. Metal recovery efficiencies were maintained and increases in unit costs were controlled at levels below that of inflation. There was an increase in metal pipelines as a consequence of expanded plant capacity coming on line.

At the BMR, the expansion project to increase capacity equivalent to 2 million platinum ounces was completed within budget. At the PMR, the capital programme to increase capacity to 2 million ounces of platinum was completed for the processing areas. Components of environmental attenuation kit, addressing both liquid and gaseous effluent, will be commissioned early in the new financial year and final environmental performance testing is expected by March 2007.



In tandem with Implats' growth strategy and the proposed smelter expansion, refining capacity is to be expanded as well. The board has approved the R50 million expansion of the PMR from 2 million to 2.3 million platinum ounces annually by 2008. A feasibility study to increase capacity at the BMR to similar levels is under way and will be followed by capital applications to the board for expanded plant (particularly in the high-security area) starting in August 2006. Furthermore, conceptual investigations into increasing overall refining capacity to 2.5 million ounces and then to 2.8 million platinum ounces have begun.

Refineries continue to strive for enhanced efficiencies and reduced costs. Initiatives include enhancing the grade of the concentrate supplied by the BMR to the PMR. This will result in the PMR being able to increase the volumes processed at any one time which will increase labour productivity. Following successful trials, modifications to the filtration process in the palladium circuit are to be made which will make this circuit more robust and reduce any re-processing. As the pre-eminent user of ion exchange technology in the PGM refining field, research efforts are focussed on the ion exchange systems. An improved rhodium/iridium separation resin was tested at plant scale during the year and results were extremely encouraging. If successful, the use of this resin could result in a significant once-off release of these metals from the pipeline, while reducing operating costs for their production.

Capital expenditure

Capital expenditure at Impala Platinum totalled R1.6 billion in FY2006. Of this R1.2 billion was on mining operations, principally the two new shafts which are under development; R123 million at Mineral Processes, and R153 million at Refineries. Another R144 million was spent on services, and the implementation of a new IT system (SAP) in particular. Capital expenditure of R2.1 billion has been budgeted for FY2007, mostly on the continued development on 16 and 20 shafts, R300 million at Mineral Processes and R333 million at Refineries.

Outlook

In the short term, the primary focus will be on grade control and efficiencies in order to maintain Impala's long-term growth profile.

Zimplats

- 4% increase in production to 90,300 ounces of platinum-in-matte
- Development of underground mine on track
- Annual production to be increased to 160,000 ounces by FY2010
- Agreement reached with Zimbabwe government on empowerment credits


Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo
Mimosa
BOTSWANA
SOUTH AFRICA
Marula Platinum
Bushveld Complex
Two Rivers
Impala Platinum Rustenburg
Impala Refineries
Johannesburg

Location

Zimplats, in which Implats has a holding of 86.9%, is situated on the Hartley Geological Complex, in the northern half of the Great Dyke, south-west of Harare, Zimbabwe. The operation includes an opencast and an underground mine at Ngezi and the Selous Metallurgical Complex (SMC), 77 kilometres to the north. Ore mined at Ngezi is transported by road trains to the SMC where it is concentrated and smelted prior to despatch to Impala Platinum's Mineral Processes in terms of a life-of mine agreement with IRS.

Safety

Although there was a deterioration in safety at Zimplats during the year, this operation was still the best performer in terms of safety within the Implats group. LTIFR rose to 0.90, a deterioration of 13%. The increase in the incidence of injuries was a result of the presence of inexperienced contractor employees on site during the build-up phase of underground operations. Contractors were involved in the construction of the dam, staff housing and development related to the ramp-up in underground production at Ngezi's Portal 2. Contractors are required to apply the same safety standards and procedures which are in force at the Zimplats' operations. Zimplats enjoyed a fatality-free year.

At Zimplats, the emphasis is on a management-driven culture of safety with the focus on behaviour-based safety programmes.

Operational review

Mining

The volumes of ore milled decreased by 1.9% to 2 million tonnes and yielding 90,300 ounces of platinum-in-matte, which in turn was 4% higher than production in the previous financial year.

Zimplats – platinum-in-matte production
(000 oz)

FY03	82
FY04	85
FY05	87
FY06	90

Zimplats – operating costs
(R/platinum ounce)

FY03	5,223
FY04	5,074
FY05	6,249
FY06	6,458

Zimplats – capital expenditure
(R million)

FY03	27
FY04	76
FY05	138
FY06	253

Underground production rose to 697,000 tonnes (34% of total output) while opencast production declined to 1.3 million tonnes (66% of total output) from 1.8 million tonnes in FY2005 as planned. This compares with an underground/opencast production ratio of 1:6 in FY2005.

Yield from head grade improved to 3.37 g/t (3E + Au), a result of the increased contribution to overall output of higher grade underground ore.

At the underground operation, three fully functional fleets of load-haul dumpers (LHDs) were in operation during FY2006. Training of the personnel for a fourth fleet was completed and this fleet went into production in June 2006. The ramp-up to full production at Portal 2, the underground mine, was completed as scheduled by the end of June 2006 so that half of the operation's future production will come from underground.

The decline in opencast volumes mined is as planned, although production here was hampered by the heavy summer rains experienced in the three months to March 2006. In terms of the current mine plan, the opencast operation is scheduled to be wound down by February 2008. The board has approved capital expenditure of $69.2 million for the development of Portal 1 to replace the opencast tonnes.

Zimplats key statistics

		FY2006	FY2005	% change
Sales	(Rm)	1,037.9	696.1	49.1
Platinum		555.1	401.9	38.1
Palladium		120.4	74.8	61.0
Rhodium		165.5	68.6	141.3
Nickel		117.2	109.3	7.2
Other		79.7	41.5	92.0
Cost of sales		(606.2)	(557.3)	(8.8)
Mining operations		(465.1)	(409.7)	(13.5)
Concentrating and smelting operations		(92.8)	(104.3)	11.0
Amortisation of mining assets		(55.8)	(53.5)	(4.3)
Increase in metal inventories		7.5	10.2	(26.5)
Gross profit		431.7	138.8	211.0
Inter-company adjustment*		(116.0)	(27.9)	(315.8)
Gross profit in Implats group		315.7	110.9	184.7
Gross margin	(%)	41.6	19.9	109.0
Other operating expenses	(Rm)	(25.3)	(28.4)	10.9
Royalty expense	(Rm)	(19.7)	(13.0)	(51.5)
Sales volumes in matte				
Platinum	(000 oz)	90.4	85.8	5.4
Palladium	(000 oz)	76.5	71.5	7.0
Rhodium	(000 oz)	8.1	7.8	3.8
Nickel	(t)	1,511	1,493	1.2
Prices achieved in matte				
Platinum	($/oz)	937	757	23.8
Palladium	($/oz)	251	169	48.5
Rhodium	($/oz)	3,531	1,424	148.0
Nickel	($/t)	12,946	11,828	9.5
Exchange rate achieved	(R/$)	6.39	6.19	3.3
Production				
Tonnes milled ex-mine	(000 t)	2,019	2,058	(1.9)
Platinum in matte	(000 oz)	90.3	86.8	4.0
Palladium in matte	(000 oz)	76.5	72.0	6.3
Rhodium in matte	(000 oz)	8.1	8.0	1.3
Nickel in matte	(t)	1,510	1,496	0.9
PGM in matte	(000 oz)	195.6	187.0	4.6
Total cost		583.2	542.4	(7.5)
per tonne milled	(R/t)	289	264	(9.5)
	($/t)	45	43	(4.7)
per PGM ounce	(R/oz)	2,982	2,901	(2.8)
in matte	($/oz)	467	469	(0.4)
per platinum ounce	(R/oz)	6,458	6,249	(3.3)
in matte	($/oz)	1,011	1,010	(0.1)
Capital expenditure	(Rm)	252.5	137.7	(83.4)
	($m)	39.5	22.3	(77.1)

* The adjustment relates to sales by Zimplats to the Implats group which at year-end were still in the pipeline.



Processing

The run-of-mine stockpile remained at manageable proportions. Currently, mill throughput capacity is proving to be a constraint and investigations are being conducted into various possible modifications to the mill so as to increase capacity. A new ore crusher and conveyor have been commissioned to accommodate planned increases in underground volumes.

Recoveries improved to 84.4% for the year (FY2005: 82.8%) and were the primary contributor to increased metal production. Variations in open-pit ore feed size distribution continued to have a negative impact on the milling rate and recommendations from consultants on how to deal with this are now being implemented. The milling consultants recommended the installation of a pebble crusher in the SAG milling circuit in order to increase throughput by at least 5%. A new pebble crusher is scheduled to be commissioned in October 2006.


Zimplats
Location of portals at Ngezi
N
Portal 4
Portal 2
Portal 1
0
5
10
Scale - km

Costs

Operating costs were well controlled at $45 per tonne of ore milled. An effective cost management programme kept increases to a minimum. This in turn helped to minimise the increase in unit costs which also benefited from higher by-product revenues. In rand terms, the cost per ounce of platinum in matte rose by 3% to R6,458 per ounce while in dollar terms unit costs were similar at $1,011 per ounce of platinum-in-matte. The export incentive scheme was abolished with effect from July 2005 and had no bearing on earnings this year.

Indigenisation/empowerment

Following extensive discussions regarding empowerment and indigenisation, it was announced on 31 May 2006 that Zimplats had entered into an agreement with the government of Zimbabwe on the release of a portion of its property to the government which accounted for 36% of its Mineral Resource base in exchange for a combination of empowerment credits of 19.5% and $51million in cash or equity in a joint venture. The agreement also allows for the ground Zimplats requires for long-term expansion to be secured in terms of the special mining lease. The portion of land to be released contains an estimated 51 million ounces of platinum or 99 million ounces (3E + Au) and does not affect Zimplats long-term expansion programme to produce at least 1 million ounces of platinum annually over the 50 year life of mine.

In terms of the agreement with the government, the market value of the claims of $153 million was taken into account. The credit which Zimplats is to receive was calculated as a function of the number of Zimplats' shares in issue and the weighted average share over the 30 days prior to the signing of the agreement. In addition, all remaining claims for the long-term expansion will be incorporated into the special mining lease that applies to Zimplats' operations at present. This will enable any proposed expansions in these areas to be fast tracked.

The land to be released is in the north of the property held by Zimplats and excludes the land on which the Selous Metallurgical Complex and the old Hartley mine are located.



Capital expenditure

The major area of capital expenditure in FY2006 was the completion of the basic infrastructure at the new Portal 2 underground mine at Ngezi at a total cost of $57 million, which was $9 million less than budgeted. This infrastructure included a 132KV powerline, a dam weir, surface infrastructure and conveyors. Staff housing has been completed and all mining fleets are in place. Portal 2 will achieve its design capacity of 80,000 tonnes per month by August 2006 and will represent the completion of the first phase of the conversion from opencast to underground mining.

Outlook

Full production of 960,000 tonnes is scheduled from Portal 2 in FY2007 with opencast production of 1.2 million tonnes for the year. Following an agreement reached with the government of Zimbabwe (see Indigenisation/empowerment), the boards of both Implats and Zimplats have approved capital expenditure of $258 million to complete the conversion to underground mining, as well as to begin the first phase of the long-term expansion plan. This project will involve the commissioning of two underground portals at Ngezi (Portal 1 and Portal 4) as well as the construction of a new 1.5-million-tonne concentrator at Ngezi. Production is planned to increase to 3.6 million tonnes to yield 160,000 ounces of platinum-in-matte per annum by FY2010.

Increases in costs are expected to be kept to a minimum, given the cost management programme that is in place.

Planned capital expenditure includes the construction of 715 new staff houses near Ngezi. The project will lead to the creation of 1,200 new direct jobs and an estimated 3,000 additional contractor jobs during the three-year construction phase.

Marula Platinum

- Tonnes milled rose by 27% to 971,000 tonnes
- Platinum production up 34% to 40,000 ounces in concentrate
- Conversion to conventional mining progressing well
- Exceptional safety performance
- BEE ownership implemented



Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo
Mimosa
BOTSWANA
SOUTH AFRICA
Marula Platinum
Bushveld Complex
Two Rivers
Impala Platinum
Rustenburg
Impala Refineries
Johannesburg

Introduction

Marula Platinum is situated on the eastern limb of the Bushveld Complex, near the town of Burgersfort in the province of Limpopo, South Africa. On-reef development of the UG2 horizon began in October 2002. The initial mining plan has been modified and the mining method is in the process of being converted from mechanised to conventional stoping. Interim production is by means of hybrid mining, a combination of both conventional stoping techniques and mechanised cleaning assisted by an ore conveyor belt system. Annual steady state production of 136,000 ounces of platinum in concentrate, based on conventional mining methods, is planned for FY2009. A 22.5% stake in this operation has been sold to black economic empowerment interests. In FY2006, Marula Platinum produced 40,000 ounces of platinum-in-concentrate, a contribution of 2% to total group output. As at 30 June 2006, employees totalled 1,800 compared to 1,106 the previous June.

Safety

Safety was much improved during FY2006 with an LTIFR of 2.01 being recorded for the year, an improvement of 42% on the previous financial year. There were no fatalities during the year compared to two the previous year. The change-over to owner mining was successfully completed and a key aspect of this process was training, particularly with regard to safety and the implementation of group safety principles which went hand-in-hand with this process. The emphasis was on behaviour-based safety and awareness training.

The training process took longer than initially planned as most of the new employees were novices. Operations were also interrupted by sporadic industrial action. Training of employees is ongoing.

Marula Platinum – planned production of platinum-in-concentrate
(000 oz)



FY05 30
FY06 40
FY07 61
FY08 94
FY09 136
FY10 136

Marula Platinum – planned production ramp-up
(000 t)



FY05 766
FY06 971
FY07 1,506
FY08 1,925
FY09 2,400
FY10 2,400

Marula Platinum – planned capital expenditure
(R million)



FY05 118
FY06 291
FY07 339
FY08 192
FY09 86
FY10 68

Mining

Production for the year increased with total volumes milled of 971,000 tonnes (an average of around 81,000 tonnes a month), which represents an increase of 27% on the previous year. Platinum-in-concentrate produced rose to approximately 40,000 ounces, up by 34% on the previous year. A mill feed grade of 3.92 g/t was achieved, 5% better than anticipated.

Production was lower than expected as the conversion of the operation to owner mining and the training of new employees took longer than planned.

The implementation of the new off-reef development plan is progressing well and is currently four months ahead of schedule and the cost of development is currently running at 70% of that originally estimated. The development rates in the main barrels averaged 80 metres a month. Development of the first level is in progress with completion expected by June 2007, by which time the first raise lines are scheduled to have been completed too.

Production using hybrid mining methods is ongoing at the interim mining areas at both shafts (Clapham and Driekop). The winches, in-stope roof-bolting and drill jigs necessary for the transition to conventional mining have been successfully installed. Around 70% of all stoping at Marula is being done using drill jigs. The reduced mining height of 1.2 metres, which will contain dilution and ultimately improve the run-of-mine grade, is a key aspect of the revised mining plan. First

Marula Platinum key statistics

		FY2006	FY2005	% change
Sales	(Rm)	511.1	237.0	115.2
Platinum		239.3	140.6	70.2
Palladium		64.0	31.6	102.5
Rhodium		187.4	54.9	241.3
Nickel		8.6	5.1	68.6
Other		11.8	4.8	145.8
Cost of sales		(416.2)	(360.4)	(15.5)
Mining operations		(307.9)	(214.4)	(43.6)
Concentrating operations		(69.8)	(78.5)	11.1
Treatment charges		(0.9)	(1.2)	25.0
Amortisation		(37.6)	(66.3)	43.3
Gross profit		94.9	(123.4)	176.9
Inter-company adjustment *		(90.9)	–	–
Gross profit in Implats group		4.0	(123.4)	103.2
Gross margin %	(%)	18.6	(52.1)	135.7
Royalty expense	(Rm)	(10.7)	(6.0)	(78.3)
Sales volumes in concentrate				
Platinum	('000 oz)	40.0	29.8	34.2
Palladium	('000 oz)	40.2	29.6	35.8
Rhodium	('000 oz)	8.3	6.1	36.1
Nickel	(t)	107.8	77.4	39.3
Prices achieved in concentrate				
Platinum	($/oz)	934	750	24.5
Palladium	($/oz)	249	170	46.5
Rhodium	($/oz)	3,535	1,427	147.7
Nickel	($/t)	12,501	10,439	19.8
Exchange rate achieved	(R/US$)	6.40	6.20	3.2
Production				
Tonnes milled ex-mine	('000 t)	971	766	26.8
Platinum in concentrate	('000 oz)	40.0	29.8	34.2
Palladium in concentrate	('000 oz)	40.2	29.6	35.8
Rhodium in concentrate	('000 oz)	8.3	6.1	36.1
Nickel in concentrate	(t)	107.8	77.4	39.3
Pgm in concentrate	('000 oz)	103.8	77.0	34.8
Total cost		377.7	292.9	(29.0)
per tonne milled	(R/t)	389	382	(1.8)
	($/t)	61	62	1.6
per pgm ounce				
in concentrate	(R/oz)	3,639	3,804	4.3
	($/oz)	570	615	7.3
per platinum ounce				
in concentrate	(R/oz)	9,443	9,829	3.9
	($/oz)	1,478	1,588	6.9
Capital expenditure	(Rm)	291	118	(146.8)
	(US$m)	46	19	(142.1)

* Adjustment note: The adjustment relates to sales by Marula to the Implats group which at year end was still in the pipeline.



production from the conventional mining area is expected in FY2008. Until then, interim mining is being used as an opportunity to train crews for the change to conventional mining.

Revised conversion applications for new order mining and prospecting rights, including the final social and labour plan, were submitted to the DME.

Processing

Although the plant is not yet operating at full capacity, tonnes milled were 27% higher than those of the previous financial year. The dense media separation plant remains mothballed. Recoveries of 87% (PGE recoveries) are satisfactory and in line with planned targets.

Costs

Although costs at Marula declined by 4% to R9,443 per ounce of platinum-in-concentrate, at full production of 136,000 platinum ounces the unit cost will be substantially lower.

Black economic empowerment

It was recently announced that the Marula Community Trust, Tubatse Platinum and Mmakau Mining had each acquired a 7.5% stake valued at R158 million in Marula Platinum to give total black economic ownership in the operation of 22.5%, to meet the targets of the Mining Charter and its Scorecard.

The Marula Community Trust has been established as a means for people living in the immediate vicinity of the operation to benefit from the mine, both during its life and thereafter. Tubatse Platinum is a broad-based consortium of more than 20 business groups based in Limpopo and is dominated by women. In terms of the agreement signed by the parties concerned, Implats will provide guarantees in full for the debt of the Marula Community Trust and will guarantee the debt of Tubatse Platinum and Mmakau Mining until December 2014.



The staff complement at Marula increased to 1,800 in FY2006. Another 500 people are to be employed by FY2009, taking the total number to be employed at Marula to 2,300, in readiness for full production and the full conversion to conventional mining in FY2009. Approximately 70% of employees are sourced from the surrounding areas. Employees are now responsible for all stoping, on-reef sinking and off-reef development.

Capital expenditure

Of the R830 million capital expenditure approved by the Implats' board in February 2005, approximately R310 million has been spent to date. Most of this expenditure was on the development of footwall and the off-reef capital project.

Outlook

Planned capital expenditure for FY2007 is approximately R350 million, to be spent on the completion of the main infrastructure at the mine, the establishment of the first raise lines, and the start of conventional stoping as well as the continued ramp-up at the existing mining area to between 120,000 tonnes and 130,000 tonnes per month. These volumes are expected to yield approximately 60,000 ounces of platinum in concentrate. The mine is still on schedule to achieve full production of 136,000 ounces of platinum-in-concentrate at the end of FY2009.

Funding of R15.8 million for an investigation into the feasibility of mining the Merensky Reef at Marula was approved by the board in June 2006 and this has now begun. Results from this investigation are expected by January 2008.



Mimosa

- Production continues to exceed expectations
- Platinum-in-concentrate production up by 8% to 72,200 ounces
- Expansion project completed on time and on budget



Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo
Mimosa
BOTSWANA
SOUTH AFRICA
Marula Platinum
Bushveld Complex
Two Rivers
Impala Platinum
Rustenburg
Impala Refineries
Johannesburg

Introduction

Mimosa, a 50:50 joint venture with Aquarius Platinum Limited, is located on the Wedza Geological Complex, in the southern portion of the Great Dyke, east of Bulawayo, in Zimbabwe. Mimosa, currently one of the most efficient PGM producers in the world, has just completed a project increasing production to 85,000 ounces of platinum-in-concentrate annually. In FY2006, Mimosa produced 72,200 ounces of platinum-in-concentrate, a contribution of 4% to total group output. This operation comprises a shallow underground mine, accessed by a decline shaft, and a concentrator. There is a life-of-mine off-take agreement with IRS. In total, 1,630 people were employed at Mimosa as at the end of the financial year.

Safety

Safety at Mimosa continued to improve and 1,972,201 fatality-free shifts were recorded in FY2006. Lost-time injuries were the same as last year with the LTIFR remaining constant at 1.4 in FY2006. Mimosa was awarded a NOSA Five-Star Platinum rating in October 2005. Both management and employees are committed to eliminating injuries and accidents in the workplace, and there is a policy of zero tolerance.

A very successful awareness programme concerning falls of ground was launched. Mimosa also embarked on certification projects for ISO 14001 and OHSAS 18001 to elevate the operations safety, health and environment profiles to international standards. The certification audits are scheduled for October 2006.

Operational review

Mining

Operationally, Mimosa continued to excel. Production for the year, both mined and milled, exceeded expectations. Tonnes mined increased to 1.9 million tonnes in FY2006, an increase of 23% on FY2005. A substantial stockpile was built up during the first half of the year in anticipation of the commissioning of the new plant. Tonnes milled rose to 1.5 million tonnes, an increase of 8%. The head grade achieved for the year of 3.72 g/t (3E + Au) was an improvement of 0.7% on that of the previous year.

Mimosa – platinum-in-concentrate production

(000 oz)



FY03
36
FY04
61
FY05
67
FY06
72

Mimosa – operating costs

(R/platinum ounce)



FY03
4,672
FY04
4,199
FY05
5,472
FY06
5,133

Mimosa – capital expenditure

(R million)



FY03
174
FY04
81
FY05
88
FY06
208

Production of platinum-in-concentrate rose by 8% to 72,200 ounces for the year with total PGM production rising by 9% to 150,500 ounces.

Following the successful approval and sourcing of external funding early in FY2006, the $14 million expansion project (Wedza Phase 4 upgrade) to increase production to approximately 85,000 ounces of platinum-in-concentrate was completed on time and on budget.

Processing

Concentrator recoveries remained steady at 78%. The new plant was commissioned during the year following an optimisation programme to select appropriate and cost-effective grinding media and reagents with the aim of improving metal recovery rates. In addition, there was a five-day stoppage for the relining of the mill. As a result of these modifications, plant capacity has now been increased by 25% to 150,000 tonnes per month and it is currently operating in line with expectations and at planned recovery levels. A stockpile was built up over the year, ahead of the commissioning of the project, and all is in place for this operation to produce approximately 85,000 ounces of platinum-in-concentrate as planned in FY2007.



Mimosa key statistics

		FY2006	FY2005	% change
Sales	(Rm)	872.0	609.8	43.0
Platinum		443.3	315.9	40.3
Palladium		83.2	56.0	48.6
Rhodium		86.8	33.6	158.3
Nickel		179.7	149.1	20.5
Other		79.0	55.2	43.1
Cost of sales		(413.8)	(427.4)	3.2
Mining operations		(268.6)	(277.9)	3.3
Concentrating operations		(62.8)	(67.2)	6.5
Treatment charges		(69.3)	(60.0)	(15.5)
Amortisation		(42.0)	(32.8)	(28.0)
Increase in inventories		28.9	10.5	175.2
Gross profit		458.2	182.4	151.2
50% Gross profit attributable to Implats		229.0	90.7	152.5
Inter-company adjustment*		(57.4)	0.2	–
Gross profit in Implats group		171.6	90.9	88.8
Gross margin	(%)	52.5	29.9	104.1
Other operating costs	(Rm)	(39.2)	(19.9)	(97.0)
Royalty expense	(Rm)	(20.1)	(14.3)	(40.6)
Sales volumes in concentrate				
Platinum	(000 oz)	70.4	61.9	13.7
Palladium	(000 oz)	53.2	45.2	17.7
Rhodium	(000 oz)	5.4	5.0	8.0
Nickel	(t)	1,960	1,806	8.5
Prices achieved in concentrate				
Platinum	($/oz)	986	825	19.5
Palladium	($/oz)	245	200	22.3
Rhodium	($/oz)	2,536	1,095	131.6
Nickel	($/t)	14,353	13,343	7.6
Exchange rate achieved	(R/$)	6.39	6.19	3.2
Production				
Tonnes milled ex-mine	(000 t)	1,532	1,424	7.6
Platinum in concentrate	(000 oz)	72.2	66.7	8.2
Palladium in concentrate	(000 oz)	54.7	49.3	11.0
Rhodium in concentrate	(000 oz)	5.6	5.2	7.7
Nickel in concentrate	(t)	1,958	1,808	8.3
PGM in concentrate	(000 oz)	150.5	137.8	9.2
Total cost		370.6	365.0	(1.5)
per tonne milled	(R/t)	242	256	5.5
	($/t)	38	41	7.3
per PGM ounce	(R/oz)	2,462	2,649	7.1
in concentrate	($/oz)	385	428	10.0
per platinum ounce	(R/oz)	5,133	5,472	6.2
in concentrate	($/oz)	803	884	9.2
Capital expenditure	(Rm)	208	88	136.7
	($m)	33	14	135.7

* The adjustment relates to sales from Mimosa to the Implats group which at year-end were still in the pipeline.




MIMOSA
MINE
MIMOSA
MINE

Costs

Costs were well controlled with total costs increasing by only 1.5% to R371 million. Higher levels of production helped to contain unit costs which declined to R5,133 per platinum ounce-in-concentrate, 6% less than in FY2005. Changes to the management of the national exchange rate system in Zimbabwe in December 2005, together with the devaluation of the currency, had a beneficial effect on costs. This helped to counter the increase in the dollar price of oil.

Some problems were experienced during the year with the poor performance of the LHD fleet, largely the result of inadequate supervision, fleet availability and adverse ground conditions arising from reef rolls. The availability and performance of the LHD fleet has been improved with the receipt of additional machines as part of the Phase IV upgrade. Management is to closely monitor the performance and efficiencies of the LHD-fleet.

Indigenisation

Discussions with the Zimbabwean government and a consortium of interested parties regarding a possible indigenisation stake continue.

Capital expenditure

Capital expenditure during the year amounted to R208 million, largely on the completion of the expansion project and the upgrading of plant capacity.

Outlook

Production of 85,000 ounces of platinum-in-concentrate is expected in FY2007 with a full year's production from the Wedza IV Expansion Project. Margins should be maintained with controlled increase in costs expected. The requisite geological work has been completed for further potential expansion (Phase V) at Mimosa and the results of the technical feasibility study are expected during the course of the coming financial year. Such an expansion has the potential to increase monthly production to 240,000 tonnes.

Planned capital expenditure for the coming financial year is R70 million, to be spent on the development of underground infrastructure and the replacement of assets and equipment.

Two Rivers

- Concentrator to be commissioned in first quarter of FY2007
- Full production scheduled for FY2008


Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo
Mimosa
BOTSWANA
SOUTH AFRICA
Marula Platinum
Bushveld Complex
Two Rivers
Impala Platinum Rustenburg
Impala Refineries
Johannesburg

Introduction

Two Rivers, a joint venture between Implats (45%) and African Rainbow Minerals (ARM) (55%), is located on the eastern limb of the Bushveld Complex, near the town of Lydenburg. In terms of the joint venture agreement, ARM manages the operation and Implats conducts the processing and refining functions through IRS. Trial mining to determine the most appropriate mining method began here in January 2004 and the boards of both Implats and ARM approved the start of development in June 2005. At full production, projections are for a maximum annual output of 2.4 million tonnes mined, to yield an average of 120,000 ounces of platinum-in-concentrate (220,000 ounces of PGMs) from the UG2 horizon.

Safety

Safety was maintained at acceptable levels during the year, with an LTIFR of 1.22 per million manhours being recorded. There have been no fatalities on the project to date.

Operational review

Mining

Trackless (mechanised) bord-and-pillar mining is being implemented. Development of the mining operation continues and good progress has been made on the decline system. Nine of 12 half-levels are currently serviced by strike conveyors and a footwall conveyor system with the capacity to transport 185,000 tonnes of ore a month has been installed. Development will continue during



Key statistics – FY2006		
Mineral Resources*	UG2 and Merensky	5.5 million platinum ounces
Mineral Reserves	UG2	2.4 million platinum ounces
Life-of-mine		20 years
Production – in build-up phase	Platinum-in-concentrate	90,000 ounces
Planned full production (FY2008)	Platinum-in-concentrate	120,000 ounces
Capital expenditure	FY2006	R1 billion
Number of employees	FY2006	1,000

* Inclusive of Mineral Reserves.

FY2007 with steady state production of 2.4 million tonnes scheduled for FY2008.

Processing

On surface, much of the work done during the year was to complete the concentrator, a standard MF2 plant, in readiness for its commissioning. This will take place during the first quarter of FY2007, approximately a month ahead of schedule.

Following commissioning of the concentrator, the plant will build-up to full capacity by October 2006 and will begin to process the 1 million-tonne stockpile that has been accumulated since the start of trial mining. The depletion of the stockpile is scheduled to coincide with the build-up to full production of the mining operation. Concentrate from the plant will be sent to IRS for toll treatment in terms of the life-of-mine off-take agreement.

Outlook

Of the R1.6 billion originally planned to bring this project to full production, R1 billion has been spent. The remainder will be spent during the forthcoming financial year on the completion of the Lydenburg housing development and capital development scope, and in settlement of the construction contracts.

The mine currently has a forecast life of mine of 20 years at an average annual production rate of 2.4 million tonnes. Based on this rate of production and a grade of 3.4 g/t (3E + Au), annual planned sales of PGMs are estimated at an average of 120,000 ounces of platinum-in-concentrate.



Aquarius Platinum

- Record production of 222,000 ounces of platinum-in-concentrate
- Contribution to Implats headline profit increases to R114 million
- Everest project well on schedule



Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo
Mimosa
BOTSWANA
SOUTH AFRICA
Marula Platinum
Bushveld Complex
Two Rivers
Impala Platinum
Everest
Rustenburg
Impala Refineries
Kroondal
Johannesburg
Marikana
Aquarius Platinum (South Africa) operations

Introduction

Implats holds a stake of 8.6% in holding company Aquarius Platinum Limited (Aquarius) and a 20% stake in its subsidiary Aquarius Platinum (South Africa) (AQPSA). Aquarius is listed on the Australian and London stock exchanges as well as on the JSE in Johannesburg, South Africa. AQPSA owns and manages the Kroondal, Marikana and Everest mines. Kroondal and Marikana are situated to the east of the Impala lease area on the western limb of the Bushveld Complex and are subject to a Pool and Share Agreement (P&SA) with Anglo Platinum, while Everest is on the southern portion of the eastern limb of the Bushveld Complex, to the south of Two Rivers. In addition, Implats and Aquarius are joint owners (50:50) of the Mimosa Platinum mine in Zimbabwe.

Implats' holdings in Aquarius and Aquarius Platinum (South Africa) are in line with its growth strategy of having investments that generate positive cash flows, additional resources and new and ongoing business for Implats' subsidiary IRS. IRS has off-take agreements with Kroondal (expires at the end of FY2008), Marikana and Everest.

Operational review

Overall, AQPSA recorded production of 222,000 ounces of platinum in FY2006, an increase of 38% on production of the previous financial year. The increase in production was largely attributable to record production at Kroondal and the coming on-stream of production at Everest.

In particular, Kroondal delivered a solid performance during the year, producing 131,000 ounces of platinum-in-concentrate (including the P&SA). Problems were experienced with potholing at 3 shaft but these were overcome and production is now on track and the sinking of a decline at 5 shaft has begun. Steady state production at Kroondal is scheduled from September 2007.

Operating performance at Marikana remains a concern and was hampered by a contractor dispute and heavy rains in late summer. However, a new mining contractor has been appointed and is performing well. Production at Marikana was 35,000 ounces of platinum-in-concentrate. Pit mining continues to be problematic regarding both volumes and recoveries, however, the situation has been addressed and is improving. Development of the infrastructure for the trial underground mine is under way.

Good progress is being made at Everest and production of 56,000 ounces of platinum-in-concentrate in FY2006 was achieved, following the commissioning of the plant in December 2005. Concentrate is being delivered to IRS. Development at Everest began in October 2004 and the operation is well on schedule to produce around 140,000 ounces of platinum-in-concentrate in FY2007. The opencast mine is nearing the end of its life and the establishment of the underground mine is on target.

Aquarius' contribution to net profit was significantly higher at R114 million in FY2006 compared with a R4 million loss in FY2005. Aquarius' gross margin was also significantly higher.

Outlook

Aquarius is expected to maintain its current levels of production and to continue making a positive contribution to Implats.

Attributable contribution of Implats' interest in AQP(SA)

Rm	FY2006	FY2005
Profit	141	2
Change in unearned profit	(27)	(6)
Profit: Implats group	114	(4)



Impala Refining Services

- Refined platinum production of 721,000 ounces
- Refined PGM production of 1.5 million ounces
- Contribution of 18% to group headline profit
- Sales volumes up by 18.4% to 527,100 ounces of platinum

IRS – contribution to group platinum production
(%)


FY02 26
FY03 38
FY04 44
FY05 40
FY06 39

Introduction

Impala Refining Services (IRS) houses Implats' toll refining activities by capitalising on the capacity within the group, specifically processing and refining capacity and the group's marketing expertise. In addition to its toll refining activities, IRS also purchases concentrate from independent companies.

Operational review

Refined platinum production by IRS in FY2006 amounted to 721,000 ounces, a decline of 1.7% on the 733,300 ounces refined the previous year. Refined PGM production totalled 1.487 million ounces. The decline in production was due largely to movements in pipeline stock which resulted in an increase in inventories for the year.

Refined production was underpinned by increased volumes from long-standing partner A-1 Specialised Services and Supplies Inc. Increased metal deliveries were received from Zimplats, Mimosa and Marula, and from Barplats' operation, Crocodile River. Higher-than-expected volumes were received from Everest, which began deliveries of concentrate ahead of schedule.

The off-take contract with Messina came to an end in FY2006 while Kroondal's off-take contract with IRS will come to end in FY2008.

IRS key statistics

		FY2006	FY2005	% change
Sales	(Rm)	6,221.6	4,072.3	52.8
Platinum		3,319.6	2,285.5	45.2
Palladium		556.5	426.0	30.6
Rhodium		1,350.0	468.1	188.4
Nickel		578.8	536.5	7.9
Other		416.7	356.2	17.0
Cost of sales	(Rm)	(5,336.5)	(3,460.5)	(54.2)
Metals purchased		(6,137.7)	(3,635.6)	(68.8)
Smelting and refining costs		(238.6)	(188.8)	(26.4)
Increase in inventories		1,039.8	363.9	185.7
Gross profit		885.1	611.8	44.7
Gross margin	(%)	14.2	15.0	(5.3)
Other operating costs	(Rm)	(13.1)	(29.2)	55.1
Sales	(Rm)	6,221.6	4,072.3	52.8
Direct sales to customers		384.7	261.5	47.1
Sales to Impala		5,662.5	3,630.7	56.0
Toll income		174.4	180.1	(3.2)
Total sales volume				
Platinum	(000 oz)	527.1	445.2	18.4
Palladium	(000 oz)	335.7	313.3	7.1
Rhodium	(000 oz)	71.2	61.0	16.7
Nickel	(000 t)	6.1	5.9	3.4
Prices achieved				
Platinum	($/oz)	987	828	19.2
Palladium	($/oz)	260	219	18.7
Rhodium	($/oz)	2,975	1,240	139.9
Nickel	($/t)	14,986	14,540	3.1
Exchange rate achieved	(R/$)	6.37	6.20	2.7
Refined production				
Platinum	(000 oz)	721.0	733.3	(1.7)
Palladium	(000 oz)	496.5	513.9	(3.4)
Rhodium	(000 oz)	113.2	103.8	9.1
Nickel	(000 t)	7.7	8.1	(4.9)
Total PGM	(000 oz)	1,487.1	1,486.8	0.0
Metal returned				
Platinum	(000 oz)	246.3	246.2	(0.0)
Palladium	(000 oz)	189.9	159.5	19.1
Rhodium	(000 oz)	41.5	53.8	(22.9)
Nickel	(000 t)	2.2	1.9	15.8

IRS – headline profit and contribution to group	Profit (Rm)	% contribution to group
2002	416	9.0
2003	151	4.4
2004	394	13.4
2005	466	16.3
2006	715	18.1

Refined platinum production (000 oz)	FY2006	FY2005	% change
Zimplats	89.0	82.4	8.0
Marula	37.0	30.9	19.7
Mimosa	66.4	60.8	9.2
Aquarius Platinum SA	214.9	215.5	(0.3)
Lonplats (excluding Messina)	22.2	32.5	(31.7)
Other	291.5	311.2	(6.3)
Total	721.0	733.3	(1.7)

Financial review

IRS' gross profit increased by 45% to R885 million in FY2006 from R612 million in FY2005. This increase was largely a result of the substantial increase in PGM prices, and in particular the prices of platinum and rhodium during the latter half of the year. Operating margins declined to 14.2% from 15% in the previous year owing to reduced tolling volumes. While the rand maintained its strength for most of the year, the decline in its value in June, when it fell by 10% against the dollar, resulted in the realisation of translation gains.

Outlook

The outlook for FY2007 is encouraging and a substantial increase in refined ounces is forecast. Increased metal deliveries are expected from A-1, Marula Platinum, Mimosa, Two Rivers and Aquarius Platinum's Everest mine. In addition, in the longer term, there will be increased metal deliveries from Zimplats, Blue Ridge mine, with which a life-of-mine off-take agreement has recently been concluded, and other potential entrants into the sector. This forecast is in line with the group strategy of increasing refined platinum production to 2.3 million ounces by 2010.



Exploration review

Exploration and evaluation at Implats' current operations remained the focus during FY2006, with much of this work being part of the conversion process of old order mining rights to new order rights. New prospects include Highbank Lake in Canada, Ambodilafa in Madagascar, Panxi Rift in China and Segwagwa in Botswana. While the focus is on primary PGM projects, attention is also given to potential nickel targets in southern Africa.

Southern Africa

Bushveld Complex, South Africa

Exploration at Impala Platinum's operations near Rustenburg concentrated on the detailed study of the proposed 17 shaft block. Work is ongoing in support of the 30-year mine plan, particularly exploratory drilling and enhancement of 3D-seismic surveys. Limited infill drilling was conducted at Marula Platinum on the eastern limb of the Bushveld Complex.

By year end, several new as well as conversion applications for prospecting rights were awaiting approval. During the past year, the new order prospecting rights for the Kalkfontein and Buffelshoek areas were awarded. The Spitzkop mineral rights were sold and the rights transferred to Spitzkop Platinum.

Great Dyke, Zimbabwe

At Zimplats, evaluation drilling focused on Portal 5. The entire portal area was covered with widely spaced boreholes, while a more detailed pattern was drilled in the western section near the proposed decline position. The effect of the large Manzamnyama Fault that bisects the area was investigated. Detailed drilling of one of the potential mining blocks at Darwendale was completed. Feasibility studies for Portals 1 and 4 were completed including geotechnical drilling for the detailed design of the boxcuts. In FY2007 the evaluation drilling of the Ngezi portals will continue; drilling of Portal 6 will be a focus area.

At Mimosa, five exploration boreholes were drilled on the northern side of the eastern limb of the South Hill orebody to upgrade the Indicated Mineral Resource north of the Blore Shaft to a Measured Mineral Resource. All holes intersected normal reef and were drilled through competent ground. At North Hill, a five-hole programme was completed to provide more information on the mineralisation of the orebody. Further work is scheduled to advance this area beyond the inferred mineral resource category.

Segwagwa Project, Botswana

Implats entered into an option agreement with a Botswana-based junior, Health Hive Botswana (Pty) Ltd, in the Segwagwa and Masoke intrusions, located in south-eastern Botswana. In terms of this agreement, Implats has the option of earning a 60% interest in the venture by incurring R4.5 million in exploration expenditure by December 2007. Field relationships, age-dating and petrological studies indicate that these very poorly exposed intrusions could well be satellites of the Bushveld-aged Molopo Farms Complex. In FY2006 modelling of the available aeromagnetic data, supported by the interpretation of gravity data acquired from selected traverses, was undertaken to ascertain the shape and form of the intrusions. Any identified geological and geophysical anomalies are to be drill tested during FY2007.

Tete Project, Mozambique

Follow-up soil sampling was conducted over geochemical anomalies identified during a regional reconnaissance of the Tete Complex in Mozambique. The project is a joint venture with Falconbridge. Encouraging results were obtained and detailed grid mapping, soil sampling and aeromagnetic surveys are planned over a number of smaller grids during FY2007.

Other exploration projects

Catete Project, Brazil

Follow-up work was undertaken in conjunction with Falconbridge on the eastern portions of Onca NW area and at Aqua Fria, which formed part of the Catete exploration project located in the Carajas region of Brazil. Results were disappointing and the project was terminated.

Three Kings Project, Western Australia

Implats fulfilled its commitments to the Three Kings Joint Venture with De Grey Mining by completing limited follow-up drilling at the Abraham and Joshua Prospects. However, the results of preliminary non-JORC compliant resource estimates completed over the Joshua Prospect were insufficiently encouraging to motivate any further work. Implats has therefore, withdrawn from the joint venture and retains no residual equity or any further commitment.

Highbank Lake Project, Canada

Implats entered into an option agreement with Canadian junior, Northern Shield Resources Inc., pursuant to which Implats has the option of earning a 60% interest in the Highbank Lake property in north-western Ontario by incurring C$5 million in exploration expenditures within five years. The property contains a recently discovered, very poorly outcropping, layered mafic-ultramafic intrusion, covering some 560 square kilometres. Platinum-palladium geochemical anomalies were detected at three different stratigraphic levels in the intrusion and were delineated over a strike extent of some 25 kilometres. An IP-resistivity survey was conducted along three lines, for a total of 20 line kilometres, embracing the area containing the more consistent geochemical anomalies. Selected coincident geochemical and IP anomalies are to be drill tested during FY2007.

Ambodilafa Project, Madagascar

An option agreement was concluded with a London-based junior, Jubilee Platinum, regarding the Ambodilafa property, located in eastern Madagascar. In terms of the agreement Implats has the option of earning a 51% interest in this project by incurring $5 million in exploration expenditure over a period of four years. Implats can elect to increase its interest to 65% by financing a feasibility study should Jubilee be unable or elect not to fund its portion. The programme during FY2007 involves selected drilling of geophysical and geochemical anomalies.

Panxi Rift, China

Implats is in the process of undertaking a comprehensive target generation exercise in the Panxi Rift in south-western China. A number of reconnaissance visits have already been undertaken to selected target areas. Priority targets are to be selected for more detailed follow-up work during FY2007.



Mineral Resources and Mineral Reserves

Implats' Mineral Resources and Mineral Reserves reflect the group's future opportunities and potential. The group is accordingly fully committed to the following:

- growing the mineral resource base by optimising current assets, exploration and acquisitions, including alliances and equity interests with third parties;
- complying with the legislative regime that governs mineral rights ownership;
- transparent disclosure of Mineral Resources and Mineral Reserves aligned with the prescribed codes, SAMREC and JORC; and
- continuous improvement in mineral resource management systems.

The mining operations of Implats and its associated companies exploit platiniferous horizons within the two largest known deposits of platinum group metals (PGMs) in the world, namely the Great Dyke in Zimbabwe and the Bushveld Complex in South Africa. Mining mostly takes place as underground operations, focusing on relatively narrow mineralised channels with specific methods adapted to suit the local geology and morphology of the mineralised horizon. Underground stoping in the Great Dyke currently consists of mechanised or semi-mechanised bord-and-pillar layouts. Within the Bushveld Complex, mechanised mining is being used at Two Rivers and only in limited areas at Impala Platinum's mining operations. The mining method at Marula Platinum is being converted from mechanised layouts to conventional breast mining. The bulk of the mining at Impala Platinum is conventional breast mining with limited opencast mining taking place at outcrop. Opencast mining at Zimplats continues although this will decline over the next few years.

Regulatory compliance

The reporting of Mineral Resources and Mineral Reserves for Implats' South African operations is done in accordance with the principles and guidelines of the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code). (See Glossary of terms on page 82).

Zimplats, as an Australian Stock Exchange-listed company, reports its Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Mimosa Investments Limited, a Mauritius-based company, does not fall under any regulatory reporting code but has adopted the JORC Code for its reporting. Various Competent Persons, as defined by the SAMREC and JORC codes, have prepared the Mineral Reserve and Mineral Resource figures quoted in this report. They were reviewed and signed off by the Implats' signatory below:

JJ Vermaak

Pr.Sci.Nat. (Consulting Geologist, Impala Platinum)

The Competent Person has 20 years' experience in the evaluation and exploitation of PGM deposits.

Additional compliance:

- the Competent Persons for Two Rivers' Mineral Resources and Reserves are Messrs PJ van der Merwe, M Mabuza and A Durrant, full-time employees of ARM;
- the Competent Persons for Zimplats are Messrs A du Toit and S Simango, full-time employees of Zimplats;
- the Competent Person for Mimosa is Mr D Mapundu, full time employee of Mimosa;
- Implats has obtained written consent from ARM that the information disclosed pertaining to their Mineral Resources and Mineral Reserves is compliant with the SAMREC Code and can be published in this form;
- Implats has legal entitlement to the mining of minerals being reported upon without any known impediments; and
- reporting of the Mineral Resources and Mineral Reserves for Impala and Marula is quoted both inclusively and exclusively. This is for more direct comparisons with companies that subscribe to the inclusive form of reporting. Inclusive reporting implies that Mineral Reserves are included in Mineral Resources, whereas exclusive reporting means that Mineral Reserves are not included in Mineral Resources.



The Great Dyke

The Great Dyke is a 2.5 billion-year old layered mafic-ultramafic complex that transects the Archaean Zimbabwean Craton in a NNE-trending direction.

The Dyke is highly elongated, slightly sinuous, 550 kilometres long, with a maximum width of 12 kilometres. It is divided into two major successions, a lower ultramafic sequence dominated from the base upwards by cyclic repetitions of dunite, harzburgite and bronzitite, and an upper mafic sequence consisting mainly of gabbro and gabbronorite. Much of the mafic sequence has been removed by erosion. The ultramafic sequence hosts the P1 pyroxenite, directly below the mafic-ultramafic contact, which in turn hosts the economic PGM-bearing Main Sulphide Zone (MSZ). The MSZ is a lithologically continuous layer between 2 and 10 metres thick that forms an elongated basin. Layers of igneous rocks within the basin dip at between 5° and 20° near the margins and flatten out near the centre to form a flat-lying floor. The MSZ typically contains iron-nickel-copper sulphides whilst elevated precious metal concentrations occur towards the base of the MSZ. Optimal mineralisation varies and is often difficult to follow visually, in contrast to the Bushveld Complex. Peak values for the PGM and base metals are commonly offset, while the proportions between platinum and palladium also vary vertically. The Dyke developed as a series of initially discrete magma chamber compartments, which joined up as the chambers filled. These chambers coalesced below the MSZ and before erosion, the MSZ would have been continuous along the length of the Dyke. In its



Southern Africa
The Great Dyke and Bushveld Complex
N
Musengezi Complex
ZAMBIA
Harare
Victoria Falls
Zimplats
Hartley Complex
ZIMBABWE
Selukwe Complex
Bulawayo
Mimosa
Wedza Complex
BOTSWANA
SOUTH AFRICA
Polokwane
Marula Platinum
Burgersfort
Two Rivers
Impala Platinum
Rustenburg
Pretoria
Johannesburg
0
100
200
Pilanesberg
Great Dyke
Bushveld Complex



present plane of erosion, the Great Dyke is longitudinally subdivided into a series of narrow contiguous layered complexes or chambers, namely Musengezi, Hartley, Selukwe and Wedza. The Hartley Complex straddles two sub-chambers, Darwendale and Sebakwe.

The Bushveld Complex

The Bushveld Complex is an extremely large, 2 billion year-old layered igneous intrusion occurring within the boundaries of South Africa. Although it shares many characteristics with other layered complexes around the world, the Bushveld Complex is unique both in its size, covering an aerial extent of some 66,000 square kilometres, and in the economic importance of its mineral deposits. It is generally understood that the Bushveld Complex was formed by the repeated injection of magma into a sub-volcanic chamber. Due to the huge volumes of magma involved, cooling and crystallisation were slow processes. Different minerals were formed as the magma cooled; these accumulated into sub-horizontal layers building from the base of the chamber. Such processes were repeated by the intermittent replenishment of magma thus producing a repetition of the mineral layering. The complex comprises an array of diverse igneous rocks ranging in composition from ultramafic to felsic. Contained within a well-layered ultramafic to mafic succession, called the Rustenburg Layered Suite, are two horizons which host economically exploitable quantities of PGMs, namely the Merensky Reef and the underlying UG2 Chromitite Layer. These two economic horizons can be traced for hundreds of kilometres around the complex and are the focus of Implats' operations in which the PGMs platinum, palladium, rhodium, ruthenium and iridium are recovered together with quantities of gold, nickel, copper and cobalt. Implats' operations here comprise Impala Platinum Limited, located near Rustenburg in North West Province, and Marula Platinum situated near Burgersfort in the province of Limpopo. The Two Rivers mine, a joint venture between Implats and African Rainbow Minerals (ARM), is located south of Burgersfort in the province of Mpumalanga.

The Merensky Reef is generally composed of a feldspathic pyroxenite hangingwall, overlying a basal chromitite unit, followed by an anorthosite to anorthositic-norite footwall. The Merensky Reef Zone at Impala Platinum's mining operations displays a gradational mineralised zone, with grades decreasing from the Merensky chromitite unit into the footwall and hangingwall. The UG2 Reef is defined as a main chrome unit with the mineralisation wholly contained within this unit.

Material changes in Mineral Resource and Reserve estimates

Material and significant issues affecting the Mineral Resource and Mineral Reserve estimates as at 30 June 2006 relative to the previous reporting period are related to the agreement between Zimplats and the Government of Zimbabwe announced on 31 May 2006, whereby some 36% of the Mineral Resource base would be transferred to the state. Other than that, there have been no material changes in Implats' resource base.

Impala Platinum



Impala Platinum holds contiguous old order mining and prospecting rights for a total area of 27,573 hectares. The Mineral Resources and Mineral Reserves quoted are held under four old order mining rights and two old order prospecting rights as well as an unused old order right. The application for conversion of these to new order mineral rights was submitted in March 2005 but had not been granted by 30 June 2006.



Impala Platinum mining operation
Shaft location
N
19D
19
20D
20C
20
21D
21
12N
12S
12
14 Decline
14B
8
14
18D
18
6
7
11C
11 Decline
7A
11
4
10
17
17D
5
10 Decline
2
9
1 Decline
16
16D
1
0
5
10
Scale - km
Current shafts
Decline projects
Shafts in development
Planned shafts

Impala Platinum
Merensky metals split



Platinum 56.8%
Rhodium 4.5%
Iridium 1.8%
Palladium 25.1%
Ruthenium 8.1%
Gold 3.7%

Impala Platinum
UG2 metals split



Platinum 47.8%
Rhodium 8.9%
Iridium 3.3%
Palladium 26%
Ruthenium 13.5%
Gold 0.6%





Impala Platinum

Mineral Resources (exclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Measured	32.0	7.29	4.3	34.4	7.47	4.7
	Indicated	76.4	7.38	10.3	84.7	7.48	11.7
	Inferred	76.3	7.83	10.9	75.4	7.83	10.9
UG2	Measured	23.7	9.11	3.3	14.4	8.79	1.9
	Indicated	98.8	8.92	13.5	96.2	9.13	13.4
	Inferred	60.8	9.24	8.6	62.9	9.25	8.9
Total		368.0	8.30	50.9	368.0	8.34	51.5

Mineral Reserves		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Proved	24.6	4.76	2.1	24.3	4.88	2.2
	Probable	109.9	4.72	9.5	110.8	4.81	9.8
UG2	Proved	23.9	5.07	1.9	21.2	5.13	1.7
	Probable	105.5	5.02	8.2	110.1	5.09	8.5
Total		264.0	4.88	21.6	266.4	4.96	22.2

Mineral Resources (exclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel Tonnes (millions)	Pt grade (g/t)	Pt oz (millions)	Channel Tonnes (millions)	Pt grade (g/t)	Pt oz (millions)
1&2 Tailings complex	Indicated	48.1	0.42	0.6	48.1	0.42	0.6



Notes

- Mineral Resources are stated in both the exclusive and inclusive form to facilitate comparisons with companies reporting solely inclusive Mineral Resources. A direct comparison of tonnes and grade is not possible between the two forms owing to the mixing of channel and mill figures.
- The modifying factors used to convert a Mineral Resource to a Mineral Reserve are derived from historical figures using an in-house mineral resource management system. This system is able to provide dilution factors that are applied to the in situ estimates to yield the final product delivered to the mill.
- The Mineral Reserves quoted reflect the grade delivered to the mill rather than an in situ channel grade quoted in respect of Mineral Resources.
- The 30-year mine plan for Impala Platinum comprises approximately 48% Mineral Reserves and 52% Mineral Resources. Some 11% of the 30-year mine plan is derived from the Inferred Mineral Resources. It should also be noted that 6% of the 30-year mine plan is derived from prospecting areas, with close to 11% of the life-of-mine being derived from prospecting areas.
- Rounding-off of numbers may result in minor computational discrepancies.

Mineral Resources (inclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Measured	131.4	6.88	16.5	137.1	6.99	17.6
	Indicated	76.4	7.38	10.3	84.7	7.48	11.7
	Inferred	76.3	7.83	10.9	75.4	7.83	10.9
UG2	Measured	105.1	8.96	14.5	96.9	9.05	13.4
	Indicated	98.8	8.92	13.5	96.2	9.13	13.4
	Inferred	60.8	9.24	8.6	62.9	9.25	8.9
Total		548.8	8.11	74.3	553.3	8.17	75.9



Impala Platinum
Merensky Mineral Resources and Mineral Reserves
N
0
5
10
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Mineral Reserves
Mined-out area
Keel zones
Prospecting rights
Boreholes



Impala Platinum
UG2 Mineral Resources and Mineral Reserves
N
0
5
10
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Mineral Reserves
Mined-out area
Keel zones
Prospecting rights
Boreholes



Zimplats

Following extensive negotiations, Zimplats signed an agreement with the government of Zimbabwe relating to the release of a portion of its mining claims in exchange for a combination of empowerment credits and cash. In addition, the agreement ensures that the ground required for long-term expansion is secured under the special mining lease regime. In terms of this agreement, Zimplats will release claims amounting to 36% of the company's resource base on the Great Dyke in Zimbabwe. The contained metal in the ground to be released is estimated at some 51 million ounces of platinum or 99 million ounces 4E (platinum, palladium, rhodium and gold).

The released ground is outside of Zimplats' long-term expansion programme of 1 million platinum ounces per annum over a 50-year life-of-mine.


Zimplats
Mineral Resources and Ore Reserves
N
Selous Metallurgical Complex
Hartley Platinum Mine
Ngezi Platinum Mine
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Opencast Ore Reserve
Undergound Ore Reserves
Mined-out area
Boreholes
Transferred to Zimbabwe government

Zimplats
MSZ metals split



Platinum 49.3% Palladium 38.8%
Rhodium 4.2% Gold 7.7%


TR100

Notes

- Mineral Resources are quoted inclusive of Ore Reserves.
- Mineral Resource estimates allow for anticipated pillar losses during eventual mining.
- The Ore Reserves quoted reflect anticipated grades delivered to mill.
- Resources have been estimated using floating average and kriging techniques on data derived from surface diamond drill holes. Estimates are based on composite widths that vary depending on cut-off grades, which are based on appropriate economic conditions.
- In addition to a pre-feasibility study on Portals 1-10, SRK Consulting carried out an external review of platinum Mineral Resource and Ore Reserve estimation and reporting practices in September 2004 which was updated in July 2005. SRK concluded that Mineral Resource estimates are valid and that within the limitations of the data, the results appear meaningful. SRK completed feasibility studies on Portals 1 and 4 during 2006 which led to the board decision to develop these portals.
- The Mineral Resources and Ore Reserves quoted indicate the result of the transaction with the Zimbabwean government.
- Rounding-off of numbers may result in minor computational discrepancies.

Zimplats

Mineral Resources (inclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
MSZ	Measured	107.9	3.68	6.3	95.7	3.69	5.6
	Indicated	583.2	3.69	34.2	719.0	3.76	43.0
	Inferred	876.0	3.58	48.0	1,690.1	3.41	92.2
Total		1,567.1	3.63	89.0	2,504.8	3.52	140.8

Ore Reserves		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
MSZ	Proved	53.7	3.33	2.8	51.5	3.28	2.7
	Probable	200.6	3.35	10.7	215.1	3.32	11.4
Total		254.3	3.35	13.5	266.6	3.31	14.1

Marula Platinum

Marula Platinum holds old order mining rights on the farms Winnaarshoek 250KT, Clapham 118KT, and portions of the farms Driekop 253KT and Forest Hill 117KT, comprising 2,765 hectares. These Mineral Resources and Mineral Reserves are held under two old order mining licences; the application for conversion of these to new order mining rights was submitted in October 2004 and was still pending at year-end. The new order prospecting right for the contiguous Hackney area was also submitted but is still outstanding. In line with the equity ownership requirements of the Mining Charter, Implats entered into transactions that ensure BEE ownership in Marula Platinum of 22.5%.

Notes

- Mineral Reserves quoted reflect the grade delivered to the mill rather than an in situ channel grade quoted in respect of the Mineral Resources.
- The modifying factors used in the UG2 mineral reserve calculation are based on the revised mine plan which envisages hybrid and conventional breast mining operations.
- Estimated geological losses have been accounted for in the mineral resource calculations.
- Estimated pillar losses have not been accounted for in the mineral resource calculations.
- The UG2 mineral resource merely accounts for the UG2 Chromitite Layer while the Merensky Reef mineral resource is based on a minimum width of 80 centimetres.
- Grade estimates were obtained by means of co-kriging of UG2 and ordinary kriging of Merensky Reef borehole intersections.
- Changes in the UG2 estimates since last year reflect revisions of anticipated geological, boundary and pillar losses as well as depletions.
- Rounding-off of numbers may result in minor computational discrepancies.



Marula Platinum
Merensky metals split



Platinum 53.8%
Palladium 30.4%
Rhodium 2.6%
Ruthenium 5.5%
Iridium 0.9%
Gold 6.8%

Marula Platinum
UG2 metals split



Platinum 38.5%
Palladium 38.7%
Rhodium 7.9%
Ruthenium 11.2%
Iridium 2.8%
Gold 0.9%

Mineral Resources (exclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Indicated	44.2	5.47	4.2	44.2	5.47	4.2
	Inferred	5.2	5.73	0.5	5.2	5.73	0.5
UG2	Indicated	22.0	9.80	2.7	22.0	9.80	2.6
	Inferred	3.5	8.88	0.4	3.5	8.88	0.4
Total		74.9	6.92	7.8	74.9	6.92	7.7

Mineral Reserves		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
UG2	Proved	41.0	5.20	2.6	41.9	5.16	2.6

Mineral Resources (inclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Indicated	44.2	5.47	4.2	44.2	5.47	4.2
	Inferred	5.2	5.73	0.5	5.2	5.73	0.5
UG2	Measured	29.4	9.95	3.6	29.7	9.90	3.6
	Indicated	22.0	9.80	2.7	22.0	9.80	2.6
	Inferred	3.5	8.88	0.4	3.5	8.88	0.4
Total		104.3	7.77	11.4	104.6	7.77	11.3


Marula Platinum
Merensky Mineral Resources
N
Hackney
Forest Hill
Clapham
Winnaarshoek
Driekop
0
1
Scale - km
Indicated Mineral Resource
Inferred Mineral Resource
Major potholes
Dolerite dyke
Dunite pipe
Boreholes
Farm boundary


Marula Platinum
UG2 Mineral Resources and Mineral Reserves
N
Hackney
Forest Hill
Clapham
Winnaarshoek
Driekop
0
1
Scale - km
Indicated Mineral Resource
Inferred Mineral Resource
Mineral Reserves
Mined-out area
Major potholes
Dolerite dyke
Dunite pipe
Boreholes
Farm boundary

Mimosa

The Mimosa lease encompasses four areas: North Hill, South Hill, Mtshingwe Block and Far South Hill, separated by major faults, covering an area of 6,590 hectares. As at 30 June 2006 Implats owned a 50% shareholding in Mimosa Investments Limited (with Aquarius Platinum Limited owning the other 50%).

Mimosa
South Hill MSZ metals split


Platinum 49.2%
Palladium 38.2%
Rhodium 4.2%
Gold 8.4%


Mimosa
Mineral Resources and Ore Reserves
N
North Hill
South Hill
0
1
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Inferred Mineral Resource - bad ground
Proved Ore Reserve
Probable Ore Reserve
Mined-out area
Oxide
Anomalous zone
Boreholes
Mining lease area



Notes

- The figures quoted refer to the total Mineral Resource and Ore Reserve for North and South Hill.
- Mineral Resources are quoted before accounting for anticipated pillar losses.
- Compared to previous published figures, the material differences are:
  - Additional exploration at North Hill has resulted in a restatement of the Inferred Mineral Resource which has increased both in volume and content.
  - The Mineral Reserve has been restated as mining is presently being undertaken at an average width of 1.91 metres with four semi-mechanised sections mining at 1.8 metres and six mechanised sections mining at 1.95 metres.
  - The Proved Mineral Reserve increased owing to additional drilling in the northern portion of the Blore Shaft block.
- Rounding-off of numbers may result in minor computational discrepancies.

Mimosa – South Hill

Mineral Resources (inclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
South Hill (1.8m cut)	Measured	40.8	4.15	2.7	39.4	4.18	2.7
	Indicated	24.2	3.76	1.5	27.2	3.93	1.7
	Inferred	13.5	4.06	0.9	13.5	4.06	0.9
	Inferred (oxides)	6.0	3.91	0.4	6.0	3.91	0.4
Total		84.5	4.01	5.4	86.1	4.06	5.7

Ore Reserves		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
South Hill	Proved	18.5	3.71	1.1	16.1	3.76	1.0
	Probable	15.0	3.52	0.8	16.2	3.54	0.9
Total		33.5	3.62	1.9	32.3	3.65	1.9

Mimosa – North Hill

Mineral Resources (inclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 2 PGE*	Pt oz (millions)
North Hill (1.8m cut)	Inferred	43.8	3.98	2.8	40.0	3.16	2.5

*(2E grade – Pt and Pd only)

Two Rivers

Two Rivers Platinum Mine is a 55:45 joint venture between African Rainbow Minerals and Implats respectively. It is situated on the farm Dwarsrivier 372KT, in the southern sector of the eastern limb of the Bushveld Complex. Mining operations are focussed on the UG2 horizon.

Two Rivers
Merensky Mineral Resources



N
Tweefontein
Kalkfontein
Dwarsrivier
Thorncliffe
Richmond
0
1
Scale - km
Indicated Mineral Resource
Inferred Mineral Resource
• Boreholes
— Farm boundary

Two Rivers
UG2 Mineral Resources and Mineral Reserves



N
Tweefontein
Kalkfontein
Dwarsrivier
Thorncliffe
Richmond
0
1
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Mined-out area
Proved Mineral Reserve
Probable Mineral Reserve
• Boreholes
— Farm boundary



Notes

- Mineral Resources are quoted inclusive of Mineral Reserves.
- The figures quoted refer to the total Mineral Resource and Mineral Reserve of Two Rivers Platinum Limited at 30 June 2006.
- The modifying factors used in the UG2 Mineral Reserve calculations are based on mechanised room and pillar mining operations. Estimated geological losses, rock engineering pillars and rock engineering losses due to geological features have been accounted for in the Mineral Resource calculations.
- Grade estimates were obtained by means of ordinary kriging of UG2 and Merensky Reef borehole intersections.
- The Mineral Reserves quoted include the North Open Pit and the tonnes mined during the trial mining that have been stock piled.
- Trial mining has resulted in a stockpile which contains 1 million tonnes of ore.
- More details regarding Mineral Resources and Mineral Reserves can be obtained in the 2006 ARM Annual Report.
- Rounding-off of numbers may result in minor computational discrepancies.

Two Rivers

Mineral Resources (inclusive)		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
Merensky	Indicated	18.7	3.34	1.2	18.7	3.34	1.2
	Inferred	3.9	3.16	0.2	3.9	3.16	0.2
UG2	Measured	13.1	5.17	1.2	13.1	5.17	1.2
	Indicated	46.2	3.70	2.9	46.2	3.70	2.9
Total		81.9	3.83	5.5	81.9	3.83	5.5

Mineral Reserves		as at 30 June 2006			as at 30 June 2005		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
UG2	Proved	9.5	3.60	0.6	10.5	3.59	0.7
	Proved (stockpile)	1.0	3.60	0.1			
	Probable	29.8	3.44	1.7	29.8	3.44	1.7
Total		40.3	3.48	2.4	40.3	3.48	2.4

Two Rivers
UG2 metals split


Platinum 54.7%
Palladium 34.1%
Rhodium 10.3%
Gold 0.9%



Aquarius Platinum

As at 30 June 2006, Implats held a 20% equity interest in Aquarius Platinum South Africa (AQPSA). In addition, there is an off-take agreement with IRS for the treatment of platinum concentrate. Implats also owns a 8.6% interest in Aquarius Platinum Limited, the holding company of AQPSA. The annual Mineral Resource and Mineral Reserve statement for AQPSA was not finalised in time for inclusion in this report. Information on this can be obtained from Aquarius Platinum Limited's 2006 annual report.

Total attributable ounces

The table below summarises the total platinum ounces sourced from all categories of Mineral Resources of the Implats group of companies.

Consolidated – Resources and Reserves (million ounces of platinum) as at 30 June 2006

	Pt oz (millions)	Attributable Pt oz (millions) 2006
Impala Platinum	74.3	74.3
Zimplats	89.0	89.0
Marula Platinum	11.4	11.4
Mimosa Platinum	8.2	4.1
Aquarius Platinum South Africa*	7.8	1.6
Two Rivers	5.5	2.5
Total	196.2	182.9

* As at 30 June 2005.



Glossary of terms

BEE
Black economic empowerment

Bord and pillar
Underground mining method where ore is extracted from rectangular shaped rooms (bords), leaving parts of the ore as pillars to support the roof. Pillars are usually rectangular and arranged in a regular pattern.

Concentrating
A process of splitting the ground ore in two fractions, one containing the valuable minerals, the other waste.

Cost per tonne/refined platinum ounce/refined PGM ounce
The cash cost of mining, concentrating, smelting, refining, marketing and corporate office expressed per unit of measure. (Excludes amortisation/depreciation.)

Decline
A shallow dipping mining excavation used to access the orebody.

Dense media separation
A means of separating reef from waste exploiting differences in density.

Development
Underground excavation for the purpose of accessing Mineral Reserves.

FIFR
Number of fatal injuries expressed as a rate per million man hours worked.

g/t
Grams per tonne. The unit of measurement of grade, equivalent to parts per million.

Group unit cost per refined ounce/refined PGM ounce
The cash cost of mining, concentrating and other operating expenses (marketing, corporate office) expressed per unit of mine-to-market measure, as well as the cost of smelting and refining expressed per gross unit of measure. (Excludes amortisation/depreciation.)

HDSA
Historically disadvantaged South Africans, being South African nationals who were, prior to 1994, disadvantaged whether by legislation or convention.

Headgrade
The value, usually expressed in parts per million or grams per tonne, of the contained mineralisation of economic interest in material delivered to the mill.

In situ
In its natural position or place.

IRS
Impala Refining Services Limited

Kriging
A geostatistical estimation method that gives the best unbiased linear estimates of point values or of block averages.

LTIFR
Number of lost time injuries expressed as a rate per million man hours worked.

Merensky Reef
A horizon in the Critical Zone of the Bushveld Complex often containing economic grades of PGM. The term "Merensky Reef" as it is generally used refers to that part of the Merensky unit that is economically exploitable, regardless of the rock type.

MF2
Two-stage milling and flotation circuit (mill-float, mill-float)

Milling
Grinding of ore into the fine particles to expose the valuable minerals.

Mining Charter
Broad-based Socio-economic Empowerment Charter for the Mining and Minerals Industry in South Africa.

NOx
Nitrous oxides contained in exhaust emissions.

PGE
Platinum group elements comprising six elemental metals of the platinum group. The metals are platinum, palladium, rhodium, ruthenium, iridium and osmium

PGM
Platinum group metals being the metals derived from PGE.

Seismic surveys
A geographysical exploration method whereby rock layers can be mapped based on the time taken for energy reflected from these layers to return to surface.

Smelting
A smelting process to upgrade further the fraction containing the valuable minerals.

Stoping
Underground excavations to effect the removal of ore.

Total shareholder return (TSR)
Total dividends declared/paid for the year plus the growth in the share price for the year divided by the opening share price of that year.

UG2

A distinct chromitite horizon in the Critical Zone of the Bushveld Complex often containing economic grades of PGM.

Definitions

SAMREC Code – The South African Code for Reporting of Mineral Resources and Mineral Reserves sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa. SAMREC was established in 1998 and modelled its Code on the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code).

A **Competent Person** is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP), or the Engineering Council of South Africa (ECSA), or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves.

A **Mineral Resource** is a concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

An **Inferred Mineral Resource** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **Indicated Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **Measured Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.

A **Probable Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **Proved Mineral Reserve** is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Accountability

Implats, its board of directors, management and employees are committed to implementing best practice in terms of corporate governance. This commitment includes behaving with integrity in all that we do and being accountable for all our actions.




A board-level committee is tasked with the transformation of
the company to more fairly represent the demographics of the
country at all levels of the company

Board of directors


1. Fred Roux


5.Thandi Orleyn


12. Cathie Markus


8. Thabo Mokgatlha


13. Les Paton


6. John Roberts

Independent non-executive directors

1. Fred Roux (58) *(Chairman)*
BSc, MSc, PhD, MBA. Non-executive director of Xstrata plc. Joined the board in 2004 and appointed Chairman in 2004.

2. Michael McMahon* (59)
Pr.Eng. BSc (Mech Eng). Director of Gold Fields Limited, Murray & Roberts Holdings Limited. Joined the group in 1990 as managing director, appointed Chairman in 1993 and a non-executive director in 2002.

3. Vivienne Mennell (63)
BA, MBA, FCMA, THD. Joined the board in 1990 as financial director. Re-joined the board in 1998 as a non-executive director.

* British

4. Khotso Mokhele (50)
BSc (Agriculture), MSc (Food Science), PhD (Microbiology). Director Mittal Steel South Africa Limited, President and Chief Executive Officer of the National Research Foundation. Joined the board in 2004.

5. Thandi Orleyn (50)
B Juris, B Proc, LLB. Joined the board in 2004.

6. John Roberts (64)
FCIS, FCMA, MBA. Joined the board in 1998.

7. Lex van Vught (63)
BSc (Hons) (Chemistry), B Comm. Chairman Tiger Brands Limited, Director AECI Limited. Joined the board in 2004.



9. Keith Rumble



11. David Brown



4. Khotso Mokhele



2. Michael McMahon



3. Vivienne Mennell



7. Lex van Vught



10. Shadwick Bessit

Non-executive director

8. Thabo Mokgatlha (31)
CA (SA). Financial Director of Royal Bafokeng Resources Management Services (Pty) Limited. Joined the board in 2003 as nominee of the Royal Bafokeng Nation.

Executive directors

9. Keith Rumble (52) *(Chief Executive Officer)*
BSc (Hons), MSc (Geology). Joined the group in 2001 as Chief Executive Officer.

10. Shadwick Bessit (44)
NHD (Metalliferous Mining). Joined the group in 2002 as a general manager at Impala Platinum and appointed to the board in 2005.

11. David Brown (44) *(Chief Financial Officer)*
CA (SA). Joined the group in 1999 as Chief Financial Officer. Director of Simmer and Jack Mines Limited.

12. Cathie Markus (49)
BA, LLB. Joined the group as legal adviser in 1991 and appointed to the board in 1998.

13. Les Paton (54)
BSc (Hons) (Geology), B Comm, Pr. SciNat FGSSA. Joined the group as geologist in 1975 and appointed to the board in 2003.



Executive Committee (EXCO)

Area of responsibility: Day-to-day management of group operations

Keith Rumble (Chairman)
Chief Executive Officer

Shadwick Bessit
Executive Director

David Brown
Chief Financial Officer

Rob Dey
Group Engineering Manager

Derek Engelbrecht
Marketing Executive

Paul Finney
Operations Executive – Refineries

Bob Gilmour
Group Investor Relations Manager

Ramun Mahadevey
Group Secretary and Senior Manager Legal Services

Cathie Markus
Executive Director

Les Paton
Executive Director

Nonhlanhla Mgadza
Group Internal Auditor

Mike Rossouw
Group Consulting Engineer – Assets and Risk

Mike Teke
Group Human Resources Executive


Management

EXCOM

Area of responsibility: Interfaces between board and management and in particular reviews board papers and submissions, and ensures implementation of board decisions

Keith Rumble (Chairman)
Shadwick Bessit
David Brown
Cathie Markus
Les Paton
Ramun Mahadevey (Secretary)

Risk Management Committee

Areas of responsibility: Minimising risk to assets and income-earning capacity

Mike Rossouw (Chairman)
Shadwick Bessit
David Brown
Rob Dey
Paul Finney
Bob Gilmour
Cathie Markus
Chris McDowell
Les Paton

Hedging Committee

Area of responsibility: Hedging metal sales and conversion of foreign exchange proceeds to rands

Keith Rumble (Chairman)
David Brown
Derek Engelbrecht
Johan van Deventer

Corporate governance

Corporate governance in South Africa is regulated by the King Report on Corporate Governance. First issued in 1994, the King Report was revised and expanded in 2002 (King Report II) to cover boards and directors, accounting and auditing, internal audit and risk management, non-financial matters, compliance and enforcement. The King Report II incorporates best international practice. The JSE endorsed the King Report II by requiring disclosure of compliance and non-compliance (and the reasons therefore) in the JSE listings requirements. Implats' compliance with the King Report II is detailed and explained below.

KING II recommendations	Implats' compliance
Board and directors	
Unitary board structures comprising executive and non-executive directors.	Unitary board structure comprising five executive directors, seven independent non-executive directors and one non-executive director. Refer to pages 86 to 87.
The board to give strategic direction to the company.	A full-day session is held each year, attended by the board and senior executives of the company, to review strategy. Once issues are identified, they are reported on and monitored by the board at each quarterly board meeting.
The board should ensure that the company complies with all relevant laws, regulations and business practice.	At the instance of the board, an intensive audit was undertaken of all legal compliance issues. The findings are reported to the board on an ongoing basis. No major areas of concern were identified and steps are being taken to rectify minor issues identified.
The board should define clear levels of materiality and reserve specific power to itself, and delegate other matters by written authority to management.	The board has a formal board charter regulating the role of the board and outlining matters reserved for board approval. An approval framework defines the delegated authority of management.
The board should have access to independent professional advice.	In terms of a written policy (which also stipulates the procedure to be followed), board members, assisted by the company secretary, have access to independent professional advice.
The board should identify and monitor non-financial aspects of the company.	Safety, health and environmental issues are reported at quarterly board meetings. Corporate social investment is included in the company's business plan. The company also produces a Corporate Responsibility Report dealing with issues such as safety, health and the environment.
The board should consider whether the company will continue as a going concern in the financial year ahead.	In place, refer to the Directors' report on page 112.
Items of special business in the notice of the annual general meeting should be accompanied by an explanation of the effects of the special resolutions.	In place, refer to page 102.
Encourage shareholders to attend general meetings and the chairman of board committees should attend annual general meetings.	Timeous notice of annual general meetings is provided. The chairmen of all board committees generally attend annual general meetings.
A brief CV of each director standing for re-election to the board should accompany the notice of the meeting.	In place, refer to page 95.
Every board should have a board charter setting out its responsibility.	The board has adopted a board charter which is available on the company website: www.implats.co.za.
Board composition	
The company should be headed by an effective board comprising a balance of executive and non-executive directors preferably with a majority of non-executive directors who are independent of management. In a South African context the demographics should also be brought into consideration.	The board comprises seven independent non-executive directors, one non-executive director and five executive directors: 46% of the board are HDSAs and 23% female.
Procedures for appointments to the board should be formal and transparent assisted by a Nomination Committee.	A Nomination Committee comprising three independent non-executive directors recommends candidates to the board for appointment. The procedure in recommending appointment to the board is formal and transparent.
Rotation of directors should be staggered.	Board members are elected for three-year terms of office. Re-election of board members is on a staggered basis to ensure continuity. An executive director retires at the annual general meeting following his/her 63rd birthday, and a non-executive director following his/her 67th birthday, provided that, in the case of a non-executive director, his/her term of office continues on an annual basis, if a majority of his/her co-directors so request.

KING II recommendations	Implats' compliance
Chairperson and Chief Executive Officer	
Chairperson should be an independent non-executive director.	The chairman of Implats is an independent non-executive director as defined in King II.
Separation of the roles of the chief executive officer (CEO) and chairman.	The role of the CEO and chairman are separate.
Board should appraise the performance of the Chairman on an annual basis or other such basis as the board may determine.	The performance of the directors retiring by rotation was appraised by the board prior to their nomination for re-election. This is standard procedure and is included in the terms of reference of the Nomination Committee. See page 97.
The performance of the CEO should be evaluated annually and the results of the evaluation considered by the Remuneration Committee.	The Remuneration Committee appraises the performance of the CEO against pre-agreed criteria at the end of each financial year.
Directors	
Executive directors should be encouraged to hold other non-executive directorships to the extent that they do not interfere with their executive duties.	In terms of written policy, executive directors and senior managers are encouraged to hold non-executive directorships. Executive directors do hold external directorships in companies in which the group has interests and limited directorships in companies in which the group has no interest.
Formal induction programme and training should be provided for directors.	A formal induction and orientation programme has been established for directors, in line with the terms of reference of the Nominations Committee. See page 97.
Remuneration	
Remuneration Committee to be appointed comprising independent non-executive directors.	Details of the Remuneration Committee membership can be found below.
Chairman of Remuneration Committee to be an independent non-executive director and attend the annual general meeting to answer questions from shareholders.	The chairman of the Remuneration Committee, an independent non-executive director, attended the annual general meeting on 19 October 2005.
Full disclosure of directors remuneration on an individual basis including share options granted to directors.	Full disclosure of the directors' remuneration, bonus and share scheme is given on pages 113 to 116. No share options have been granted to non-executive directors.
Executive directors' fixed-term contracts should not exceed three years without prior shareholder approval.	No contracts of employment for a period exceeding three years exist.
Remuneration philosophy should be disclosed.	The remuneration philosophy of the group is disclosed in the report from the Remuneration Committee on page 96.
Remuneration of non-executive directors should be approved by shareholders prior to payment.	The remuneration for non-executive directors for FY2006 was approved at the last annual general meeting and only paid to directors once approved by shareholders.
Board meeting	
The board should meet at least once a quarter and more frequently if circumstances require. Attendance by the directors at board and committee meetings should be disclosed in the annual report.	The board meets regularly – six times a year – to review the operational performance of the group, strategic issues, the business plan, acquisition, disposals and other major contracts and commitments. The board meets on an ad hoc basis to consider specific issues, if the need arises. Details of attendance at board and committee meetings is given on page 96.
The board should be briefed timeously and relevant information should be subject to internal controls to ensure a high standard of reporting at all times to enable the board to make informed decisions.	Board papers are distributed to board members approximately seven days prior to board meetings. Board papers are reviewed by an executive committee, Excom, which comprises the CEO, the chief financial officer, executive directors and the company secretary, to ensure that pertinent and sufficient information is provided in board papers.
Non-executive directors should have access to management without the attendance of executive directors.	Non-executive directors interact directly and informally with management regularly.

KING II recommendations	Implats' compliance
Board committees	
Board committees should: ▶ assist the board in fulfilling their duties; ▶ be established with clear terms of reference; ▶ ensure transparency and disclosure by the board; committee to the board; ▶ be free to take independent professional advice; ▶ provide a brief remit of their duties and details of attendance at their meetings; and ▶ be subject to regular evaluation.	The board has established four board committees: ▶ Audit Committee ▶ Safety, Health and Environmental (SHE) Audit Committee ▶ Remuneration Committee ▶ Nominations Committee All committees have been established in terms of clear written terms of reference and are chaired by independent non-executive directors. All committees report back regularly to the board at board meetings. A report from the chairman of and the minutes of the relevant committee meeting are tabled at the board meeting. Members of board committees are able to request outside independent advice when required. A brief description of each committee and its respective terms of reference are set out below under the relevant headings. The Nominations Committee oversees the evaluation of the effectiveness of all board committees and, where necessary, issues have been addressed.
Board and directors' evaluation	
	Retiring directors are evaluated prior to their nomination for re-election. In accordance with the terms of reference of the Nomination Committee, assessments of the board are conducted every two years; of board committees every alternate year; and of directors retiring in terms of the articles, annually. During the year, assessments were conducted on all of the board committees and retiring directors.
Dealings in securities	
	The group observes a closed period from the end of the relevant accounting period to the announcement of the interim or year-end results, as the case may be, during which neither directors nor officers may deal, either directly or indirectly, in the shares of the company or its listed subsidiaries.
Company secretary	
	Board members have access to a group secretary to provide guidance on their responsibilities and the discharge thereof.
Risk management	
Express an opinion on the effectiveness of the risk management process by considering annually a special report developed for this purpose.	Completed for 2005/6. In future this assurance will be provided by Internal Audit as required.
Evaluate the extent to which management has implemented and is applying the risk management policy by considering annually a special EXCO report developed for this purpose.	In place and ongoing.
The board to satisfy itself that management has implemented and the organisation adopted an integrated and proactive risk management methodology that considers all internal and external risks to the business by endorsing the risk management manual.	In place; however, the integration of strategic and operational risks is not complete and requires that executives co-ordinate their strategic/business plans with related implementation/operational risks.

KING II recommendations	Implats' compliance
Risk management	
Identify and manage the strategic risks of the group on an ongoing basis	In place. The board reviewed the following strategic risks in FY2006: ▶ Stakeholder support (investors, environmental interests, business partners, employees and communities) ▶ Human resource management ▶ Permission to operate (legal and regulatory) ▶ Costs ▶ Reliability of assets ▶ Production ▶ Market ▶ Political/country ▶ Project implementation ▶ Technology competitiveness (production, services and management) ▶ Strategy and planning ▶ Safety and health
Formally disclose the board's role in enterprise-wide risk management and management's compliance by including appropriate affirmations in the annual report.	Completed.
Endorse an enterprise-wide risk management policy and hold management accountable for implementing this policy as an integral part of the day-to-day activities of the business.	In place; however, there is ongoing activity to improve the performance of lower levels of management.
Ensure appropriate structures are in place to formally discharge its responsibility for risk management by endorsing the group strategy and executive role responsibility matrix.	Complete; refer to the roles and responsibilities as set out in the terms of reference of the Charter of the Executive Committee (Exco). At an operational level, a review will be conducted to assess the effectiveness of the roles and responsibilities of the members of Exco.
Ensure management regularly monitors and improves risk control/mitigation measures by including risk management as part of its performance system.	In place; however, not all business plans incorporate fully integrated risk assessments as an integral part of planning. All key performance indicators are defined from the level of CEO downwards.
Ensure the organisation's confidential reporting (whistle blowing) process covering fraud and other risks operates effectively and is regularly reviewed.	In place.
Set the group's tolerance/appetite for risk in pursuance of its objectives by endorsing relevant risk tolerance affirmations	In progress.
Disclose and explain the risks inherent to the business by endorsing a report on Implats' external risks.	Completed.
Ensure a documented and tested process exists that enables the critical aspects of the business to continue to operate following a disastrous event by expanding and integrating existing business plans.	In progress as part of the annual business planning cycle.
Internal audit	
	An independent, objective, assurance function, which holds regular meetings with management and the Audit Committee; has direct access to the chairman of the board; and independently monitors the internal control systems. The Audit Committee gives input on the scope of coverage and approves the internal audit plan.

KING II recommendations	Implats' compliance
Sustainability reporting	
	The group publishes a Corporate Responsibility Report in conjunction with the Annual Report. Details of this report are available on the company's website: www.implats.co.za.
Code of ethics	
	Implats has a bona fide code of business practice to which all employees and suppliers are expected to adhere. The policy outlines conflicts of interest, the prevention of dissemination of company information, the acceptance of donations and gifts, and protection of the intellectual property and patent rights of the company. The policy outlines the disciplinary action (including dismissal or prosecution) which will be taken in the event of any contravention.

Accounting and auditing

Auditing and non-auditing services	
Audit Committee should recommend the appointment of auditors and approve the use of the external auditor for non-audit work.	The appointment of external auditors is recommended by the Audit Committee for consideration by the board. The use of the external auditors for non-audit services is regulated by the Audit Committee and the nature and extent of their use for non-audit tasks is disclosed in the Annual Financial Statements. A policy document has been prepared and enforced regarding the appointment of auditors for non-audit services.
	Meetings are held on a regular basis between the external auditors and internal auditors to discuss the scope of audit plans and matters of mutual interest.

Reporting of a financial and non-financial nature

Information	
	The board reviews the going-concern statement at year-end and reconsiders such a statement at the interim stage.
Audit Committee	
	Details of membership and attendance at Audit Committee meetings are set out on page 98.
Relations with shareholders	
	Investors, fund managers, analysts, the media and the market are kept fully, timeously and openly informed on all developments. Implats communicates regularly with shareholders and other stakeholders regarding its financial and operational performance. Communication with interested institutional and private investors pays due regard to the statutory and regulatory requirements on the communication of price sensitive information by the company and its officers.
	It is company policy to pay dividends twice a year, at the end of the interim financial period (when approximately one-third of the dividend is paid) and at the end of the financial year (when usually the remaining two-thirds are paid). While the payment of dividends is not guaranteed, they have been paid consistently. Currently, the dividend cover is 1.9. The company paid a special dividend of R55.00 per share during the year from cash available in excess of the company's requirements.
	The shareholder communication functions of the group secretary and the share registrar are supported by an investor relations programme which operates in South Africa, Europe, the United States and Canada. This programme is aimed at maintaining contact with institutional shareholders, fund managers and analysts in these countries, as well as the media, and to undertake formal financial disclosure through the interim and annual results announcements, the annual report, roadshows, press releases, ad hoc investor meetings, participation in investment conferences and the website. In particular, roadshows and teleconference calls also provide investors with the opportunity to communicate with management and to make recommendations to the board. Management is also open to meetings requested by shareholders and contact details are available on the website.
	The results announcements, both interim and annual, take the form of live presentations which are webcast simultaneously. International conference calls are also held. All presentations, webcasts and conference call transcripts are available on the website. In addition, copies of all presentations made by executive management are posted on the website.
Communication	
	A statement on the directors and auditors responsibility in reporting in this financial statement is set out in Approval of the Financial Statements and Auditors report on pages 106 and 107.

Board of directors

Members

There are seven independent directors, one non-executive and five executive directors on the board.

Mr TV Mokgatlha is not considered to be independent given his relationship with the Royal Bafokeng Nation, a substantial shareholder of the company.

During the year, Mr S Bessit was appointed as an additional executive director on the board. There were no other appointments.

The responsibilities of the board of directors are set out on page 90.

The curriculum vitae of all directors to be re-elected at the AGM are set out below:

Khotso Mokhele (50) BSc (Food Science), PhD (Microbiology)
Director of Mittal Steel South Africa Limited, President and Chief Executive Officer of the National Research Foundation. Joined the board in 2004



Keith Rumble (52) (Chief Executive Officer) BSc (Hons), MSc (Geology)
Joined Richards Bay Minerals in 1980 as a smelter metallurgist where he worked his way to being appointed as General Manager in 1987. He was seconded to Rio Tinto Iron and Titanium Inc as a Director, International Sales and Marketing in June 1993, and was appointed Managing Director and Chief Executive Officer, Richards Bay Minerals in April 1996. From August 2000 to June 2001, prior to joining Implats in July 2001 as Chief Executive Officer he was President and Chief Executive of Rio Tinto Iron and Titanium Inc, based in Canada.

Lex van Vught (63) BSc (Hons) Chemistry, BComm
Became Chief Executive Officer of Chemical Services Limited in 1993. He was involved in several material acquisitions which resulted in the expansion of that company. In 1998, appointed Chief Executive Officer of AECI Limited, a position he held until his retirement in 2003. Currently Chairman of the boards of Tiger Brands Limited and the unlisted Savcio Holdings (Pty) Limited. Also, a non-executive director on the board of AECI. Joined the board in 2004.

Thandi Orleyn (50) BJuris, BProc, LLB
Admitted attorney. Practised as an attorney for the Legal Resources Centre, Head of the Independent Mediation Service of South Africa (IMSSA) and the Commission for Conciliation Mediation and Arbitration (CCMA). Has served on the boards of the South African Reserve Bank, the Office of the Banking Ombudsman, Johannesburg Roads Agency (Pty) Limited, Toyota South Africa (Pty) Limited and Landelahni Recruitment Services (Pty) Limited. Joined the board in 2003.

Shadwick Bessit (44) NHD (Metalliferous Mining)
Held numerous production management positions in the gold mining industry. Joined the group in 2002 as a General Manager at Impala Platinum. Appointed Operations Executive: Rustenburg in June 2005 and an Executive Director on the Implats board in November 2005.

Attendance at board meetings during the year is detailed below:

Attendee	Date of meeting				
	16 August 2005	24 November 2005	14 February 2006	12 May 2006	14 June 2006
FJP Roux (Chairman)	√	√	√	√	√
KC Rumble (CEO)	√	√	√	√	√
DH Brown (CFO)	√	√	√	√	√
CE Markus	√	√	√	√	√
JM McMahon	√	√	x	√	√
MV Mennell	√	√	√	√	√
K Mokhele	x	√	√	√	x
TV Mokgatlha	√	√	√	√	√
NDB Orleyn	x	√	√	x	√
LJ Paton	√	√	√	√	√
JV Roberts	√	√	√	√	√
LC van Vught	√	x	√	√	√
S Bessit			√	√	√

Remuneration Committee

Members

John Roberts – Chairman

Thandi Orleyn

Michael McMahon

The Remuneration Committee comprises three non-executive directors and is chaired by an independent non-executive director. The chairman of the board, chief executive officer and the human resources executive are invited to attend all Remuneration Committee meetings except when their own remuneration is under consideration.

It is proposed that Ms Thandi Orleyn become the chairman of the Remuneration Committee from 1 October 2006 as part of a board responsibility rotation process and subject to her re-election as a director as outlined elsewhere in this report.

Remuneration policy and strategy

Implats strives for competitive and fair remuneration practices that recognise individual and team achievement while ensuring organisational growth and prosperity.

Remuneration comprises a balanced mix of guaranteed and performance-enhancing incentives aimed at attracting and retaining the best talent at Implats. Incentives relate to the performance of the individual, the organisation and the share price.

The main functions of the Remuneration Committee are to:

- determine remuneration (basic pay, share schemes and other related incentives) for executive directors and senior executives;
- benchmark remuneration practices against both local and international best practice;

Attendance at Remuneration Committee meetings during the year was as follows:

Attendee	Date of meeting			
	15 August 2005	23 November 2005	13 February 2006	11 May 2006
JV Roberts (Chairman)	√	√	√	√
NDB Orleyn	x	√	√	√
JM McMahon	√	√	√	√

- ensure the implementation of innovative policies and practices to attract and retain the best talent at executive level;
- ensure the provision of fair, equitable and competitive conditions of service across the group;
- ensure the full implementation of a comprehensive talent management process, encompassing employee development and succession planning;
- monitor the full implementation of all transformation initiatives, which include those relating to employment equity (see table on page 101) and the Mining Charter; and
- monitor all retirement benefits; and
- recommend the fees for non-executive directors.

Bonus Scheme

Employees from Patterson E to F levels participate in a bonus scheme, which is based on individual achievement of balanced scorecard criteria, as set by the executive team and reviewed by the Remuneration Committee. The bonus is not guaranteed and the apportionment is based on the achievement by group companies of set goals against set criteria and includes value-added elements (volumes and costs), safety improvements and transformation.

Implats Share Appreciation Bonus Plan

The Implats Share Appreciation Bonus Plan was introduced in May 2005 to replace the Implats Share Incentive Scheme (which closed in October 2004 to future issues). The plan pays out in the form of a cash bonus, linked to the increase in the Implats share price on the JSE. All employees from Patterson D to F levels participate in this scheme.

Preferred Compensation Scheme

A Preferred Compensation Scheme was introduced in 2004 as part of the company's retention strategy and all employees from Patterson D to F Levels participated at the inception of the scheme. The company pays an amount equivalent to the annual bonus as a preferred compensation payment. This payment is taxed then invested into an endowment policy. The company contributes for up to five years and entitlement only vests provided the employee is still in the service of a group company. The scheme is used selectively for new entrants, particularly regarding the recruitment of critical skills, based on a motivation by senior management to the CEO.

A more detailed remuneration report may be found in the Directors' Report on page 113.

Nomination Committee

Members

Khotso Mokhele – Chairman
Fred Roux
Vivienne Mennell

Mr Khotso Mokhele was appointed chairman of the Nomination Committee on 30 June 2006.

The Committee comprises three non-executive directors. It assists the board in ensuring that the structure, size, effectiveness and composition of the board and its committees:

- are reviewed regularly;
- comprise the requisite mix of skills, experience, diversity and other qualities;

Attendance at Nomination Committee meetings during the year was as follows:

Attendee	Date of meeting			
	12 August 2005	23 November 2005	13 February 2006	12 May 2006
K Mokhele (Chairman)	√	√	√	√
MV Mennell	√	√	√	√
FJP Roux	√	√	√	√

- align with the strategic direction and requirements of Implats, and
- meet the requirements of sound corporate governance.

The Nomination Committee is responsible for ensuring that the board, its directors and its committees are assessed regularly; proposing adjustments to the board and its committees, as appropriate; planning for the succession of directors; recommending appointments and re-elections of directors; establishing a formal induction process and ensuring that a training and development programme is in place for board members.

During the year, evaluation exercises were conducted on all board committees and corrective action will be taken by the committee to address issues identified. In addition, the directors retiring and available for re-election were evaluated by their fellow board members who endorsed their re-appointment.

Audit Committee

Members

Lex van Vught – Chairman
Vivienne Mennell
Thabo Mokgatlha
John Roberts

The Audit Committee comprises three independent non-executive directors and one non-executive director. Its role is to provide assurance that relevant board duties are discharged by:

- monitoring the integrity of the financial statements and other relevant external financial reports of Implats and reviewing all significant inputs, judgments and outputs in order to present a balanced and understandable assessment of the position, performance and prospects of Implats, as appropriate;
- reviewing the company's internal financial control and financial risk management systems in order to safeguard Implats' assets;
- monitoring and reviewing the effectiveness of Implats' internal audit functions; and
- recommending to the board the appointment of the external auditors, approving the remuneration and terms of engagement of the external auditors and monitoring their independence, objectivity and effectiveness, taking into consideration relevant professional and regulatory requirements.

The committee, in carrying out its tasks, has a wide range of powers to consult both internally and externally. The overriding principle is that the committee shall be provided with sufficient resources to undertake its duties.

Its terms of reference allow the investigation into any activity of the company and permit the seeking of information or advice from any employee in the course of its duties. The chairman of the Audit Committee meets at least once a year on an individual basis with the external and internal auditors, the chief executive officer and the chief financial officer without any other executive member of the board in attendance.

The Audit Committee oversees the Risk Management Committee. A 'whistle blowing' toll-free helpline is in place to facilitate the confidential reporting of alleged incidents which are communicated to the Chairman of the board.

During the year attendance at the Audit Committee meetings was as follows:

Attendee	Date of meeting			
	12 August 2005	17 November 2005	7 February 2006	4 May 2006
LC van Vught (Chairman)	√	√	√	√
MV Mennell	√	√	√	√
TV Mokgatlha	√	√	√	x
JV Roberts	√	√	√	√

Safety, Health and Environmental Audit Committee

Members

Michael McMahon – Chairman

Fred Roux

Khotso Mokhele

Tony Scurr (external consultant)

Keith Rumble (executive)

A board appointed Safety, Health and Environmental (SHE) Audit Committee has been in place since 1988. Its role in terms of its mandate is to monitor and review health, safety and environmental performance and standards. The SHE Audit Committee supplements and gives support, advice and guidance on the effectiveness or otherwise of management's efforts in the areas of safety, health and the environment. The committee consists of three independent directors, one executive and a consultant. The Chairman is an independent non-executive director.

The committee meets at least once a quarter. Meetings are held alternately at operations, coinciding with visits to sites of SHE importance/relevance or at Implats' head office. At all meetings, Implats' overall performance in all areas of safety, health and the environment is critically appraised. Internal Audit regularly reviews reporting systems to ensure that accidents and injuries sustained by employees/contractors are reported timeously and effectively.

Risk management

Implats' Risk Management Policy and the Group Risk Report are available on the Implats' website under Corporate responsibility, Corporate governance, Group policies and Key documents.

Risk assessments

The following strategic risk assessments were undertaken and completed in FY2006:

- A fatal risk peer review of Zimplats' operations
- Human resource baseline risk assessment
- Ambatovy baseline risk assessment
- Zimplats strategic baseline risk assessment
- Two Rivers Baseline Risk
- Ongoing project and business planning risk assessments

Risk management process and systems

Following a board self-assessment of compliance in terms of recognised best governance principles in risk management in March/April 2005, the board adopted specific initiatives that, when completed, would give the board explicit assurance of its compliance.

Set out on page 92 is a summary of the initiatives approved by the board that are necessary to give assurance of the board's compliance with the King II Code of Corporate Practices and Conduct, as related to risk management.

Attendance at SHE Audit Committee meetings during the year were as follows:

Attendee	Date of meeting			
	11 August 2005	23 November 2005	13 February 2006	5 May 2006
JM McMahon (Chairman)	√	√	√	√
FJP Roux	x	√	√	x
K Mokhele	√	√	√	√
T Scurr #	√	√	√	√
KC Rumble*	√	√	√	√

independent consultant

* executive

Insurable risks

In line with group policy, a review of the group's major insurable risks and associated potential losses was undertaken during the year. The company has taken steps to ameliorate potential losses through a variety of means. A comprehensive enterprise-wide risk management programme is in operation, which incorporates an appropriate level of group self-insurance. Conventional insurance policies are utilised to provide cover for the group over and above this level of self-insurance.

Internal control system

The group maintains accounting and administrative control systems designed to provide reasonable assurance that the accounting records accurately reflect that all transactions are executed and recorded in accordance with sound business practices, the assets are safeguarded and that protection is provided against serious risk of error or loss in a cost-effective manner.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls has occurred during the year under review.



Legislation

Impala Platinum and Marula Platinum have submitted applications for the conversion of their old order mining and prospecting rights to the Department of Minerals and Energy (DME) in compliance with the provisions of the Mineral and Petroleum Resources Development Act, Act 28 of 2002 (MPRDA). Officials of the DME have been consulted to ensure that all the requirements of the DME have been addressed, which will enable the conversions to be progressed.

The Precious Metals Act, Act 37 of 2005 was assented to on the 21 April 2006 and will come into effect on a date to be announced, presumably later in the course of 2006, when the regulations contemplated have been finalised. It is designed to promote the local beneficiation of precious metals and, together with the Diamond Amendment Act, Act 29 of 2005 (and the regulations thereto), provides for the establishment of a Precious Metals and Diamonds Regulator as well as a State Diamond Trader and Exchange, initiatives that government considers will add value to the South African mining and resources industry.

The National Treasury published a draft Royalty Bill for comment on 10 March 2003. Following extensive comments from the mining industry, the Royalty Bill was withdrawn and a new Bill is being prepared for comment. There is an industry-wide expectation that the Bill will be made available for comment later during 2006, in which event appropriate comments will be submitted to the National Treasury.

On 21 April 2006, the Department of Trade and Industry (DTI) published the Corporate Laws Amendment Bill for comment. The Bill contemplates changes to the Companies Act, Act 61 of 1973, as an interim measure pending the enactment of new legislation governing companies. The provisions of this Bill seek to give legal backing to accounting standards; provide for the appointment of auditors and audit committees as well as financial reporting standards; effect such amendments as will further the objectives of the Securities Regulation Panel; introduce a uniform standard of liability on officers performing duties in terms of the Act, and revise requirements regarding the disclosure of information. The most significant change concerns the introduction of provisions relating to the ability of companies to offer financial assistance for the purchase of the company's shares, a material departure from the present limitations placed on companies in terms of the provisions of section 38 of the Companies Act. The expectation is that the proposed amendments will become law during 2006.

The DTI has been tasked with introducing an industry-wide code of best practice to regulate the empowerment environment in South Africa. A further draft of the code is expected to be made available for public comment during August 2006. Transformation in the mining sector is regulated by the provisions of the MPRDA and the Mining Charter. It is not anticipated that the Codes of Good Practice, when legislated, will have any material impact on empowerment requirements in the mining sector as this area appears to be well developed and applications for conversions of old order mining and prospecting rights are proceeding on the basis of existing empowerment requirements.

Talent management

The organisation is committed to the process of maximising the potential of all our employees. All developmental programmes, succession planning, career path programmes and the bursary programme take cognisance of this commitment.

Transformation

Implats' business plan includes interventions to support the transformation process within the company, to develop and empower its workforce, and to meet and exceed the requirements of the associated legislation, namely the Employment Equity Act, the MPRDA and the Mining Charter.

A Transformation Advisory Committee, which reports to the board, and operational transformation steering committees at each of the South African operations, have been established and specific numerical targets have been set over a five-year period to achieve a transformed workplace. The planned target levels and the levels of achievement are set out in the table on

HDSAs in management	Total employees/members	Total HDSA*	% HDSA	Target (%) 2009
Board	13	6	46	40
Senior management	84	21	25	40
Middle management	506	198	39	40
Total #	603	224	37	40

Women	Total employees/members	Total women	% women	Target (%) 2009
Board	13	3	23	10
Senior management	84	7	8	10
Middle management	503	88	17	10
Sub-total	603	98	16	10
Skilled	3,734	300	8	10
Non skilled	25,121	1,028	4	10
Total #	29,458	1,524	5	10

Total employees/members in service at 30 June 2006 (including Impala Platinum and Marula Platinum). The targets as required by the Mining Charter are 40% HDSAs in management and 10% women in mining by 2009.

Note: The term HDSA refers to those employees so designated in terms of the MPRDA and the Mining Charter. This category is also referred to as Designated Employees in terms of the Employment Equity Act as having been historically disadvantaged and includes white women.

page 101. Progress against targets is being made, particularly at supervisory and management levels but there is still some way to go to meet the set targets. The information presented in the table is required in terms of the Employment Equity Act, the MPRDA and the accompanying Mining Charter, the targets of which are reviewed periodically.

Further development of strategic initiatives pertaining to transformation and the effective implementation of those strategies will be driven by a newly constituted sub-committee of the board, the Transformation Committee. The Transformation Committee will comprise all the executive directors, three non-executive directors and the Human Resources Executive.

ESOP

A major step towards the transformation of the company was the announcement and implementation of an Employee Share Ownership Programme (ESOP) for approximately 28,000 employees in the Patterson A to C levels at all Implats' South African operations, namely, Impala Platinum (including the mining and processing operations in Rustenburg and refining operations in Springs), Marula Platinum and the company's head office.

The programme will be managed through a Trust and Implats will make a capital contribution of an amount sufficient to finance the acquisition of Implats shares equivalent to 3% of Implats' share capital. Beneficiaries of the Trust will benefit from the appreciation in the value of the shares over a period of 10 years. This is a long-term investment opportunity for employees and the company as it enhances a sustainable partnership into the future.

Employee participation

The group is committed to open and transparent communication with employees and employee participation is encouraged through various short-term and long-term initiatives and campaigns. Regular leadership summits facilitate communication between management and employee representatives across the organisation. In addition, representatives of all unions serve on key committees such as the Impala HIV/AIDS and Best Practice Committees.

Code of values

The group has adopted a code of values governing the manner in which it does business with its stakeholders and, in particular, covering business integrity and development, and safety of employees. The process whereby employees have committed themselves to these values has resulted in the development of the principles of that code into a 'value statement' which interprets those values in a practical and easily understandable form. All employees and directors are required to adhere to the ethical standards contained in this code.

Access to information

Implats has complied with the requirements of the Promotion of Access to Information Act of 2000. The corporate manuals are available on the website and from the group secretary.

Sponsor

Deutsche Bank is the corporate sponsor, in compliance with the JSE's listing requirements.

Effects and implications of the annual general meeting

The notice of the annual general meeting includes the following items:

1. To approve the annual financial statements for the year ended 30 June 2006.

2. Re-appointment as directors of the company Messrs K Mokhele, KC Rumble, LC van Vught and Ms NDB Orleyn who retire from office at the meeting. The articles of association require that at



least one-third of the board retire from office annually but may be re-elected by shareholders at the annual general meeting. Re-appointment of Mr S Bessit as a director of the company. The articles of association require that additional directors appointed by the directors retire at the next annual general meeting but are eligible for re-election. The curricula vitae of the retiring directors are set out on page 95.

3. To grant the directors general authority to issue shares in the capital of the company subject to a maximum of 10% of the issued capital and the provisions of the Companies Act. The directors are required to issue shares in the capital of the company in terms of the employee share scheme.

4. To increase the remuneration of the non-executive directors by 5% and of the chairman of the board by 50%, in line with other increases granted within the organisation and to keep pace with market-related fees.

Special business

5. Share buy-back

   To extend for a further year the authority of the directors to buy-back a maximum of 10% of the company's issued share capital. The company bought back approximately 1.8% of the issued share capital in the 2005 financial year, utilising surplus cash to acquire shares at lower price levels.

   The special resolution requires approval by a 75% majority of members present at the meeting.

6. Subdivision of shares

   To subdivide the authorised and issued capital in the company by a factor of 8 to result in the following authorised and issued share capital:

Prior to the subdivision:

Authorised share capital	**R**
100,000,000 Ordinary shares	
of 20 cents each	20,000,000.00
5,501,000 "A" Ordinary shares	
of 20 cents each	1,100,200.00
	21,100,200.00
Issued share capital	
69 234 615 Ordinary shares	
of 20 cents each	13,846,923.00

After the subdivision:

Authorised share capital	**R**
800,000,000 Ordinary shares	
of 2.5 cents each	20,000,000.00
44,008,000 "A" Ordinary shares	
of 2.5 cents each	1,100,200.00
	21,100,200.00
Issued share capital	
553,876,920 Ordinary shares	
of 2.5 cents each	13,846,923.00

The special resolution requires approval by a 75% majority of members present at the meeting.



Annual financial statements

The annual financial statements for the period July 2005 to June 2006 have been prepared in accordance with International Financial Reporting Standards, the requirements of the South African Companies Act and the listings requirements of the JSE Limited.

Contents

Group

Company





Approval of the annual financial statements

The annual financial statements for the year ended 30 June 2006, which appear on pages 108 to 171 were approved by the board of directors on 25 August 2006.

The directors are responsible for the fair presentation to shareholders of the affairs of the company and of the group as at the end of the financial year, and of the results for the period, as set out in the annual financial statements. The directors are responsible for the overall co-ordination of the preparation and presentation, and approval of the financial statements. Responsibility for the initial preparation of these statements has been delegated to the officers of the company and the group.

The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going concern basis, conform with applicable accounting standards and are presented applying consistent accounting policies, supported by reasonable and prudent judgements and estimates. To discharge this responsibility, the group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the group are set out on pages 124 to 133 of this report.

FJP Roux
Chairman

KC Rumble
Chief Executive Officer

Johannesburg
25 August 2006

Statement by group secretary

I, the undersigned, in my capacity as Group Secretary, do hereby confirm that for the financial year ended 30 June 2006, Implats has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act 61 of 1973, as amended, and that all such returns are true, correct and up to date.

R Mahadevey
Group Secretary

Independent auditors' report to the members of Impala Platinum Holdings Limited

We have audited the annual financial statements and group annual financial statements of Impala Platinum Holdings Limited set out on pages 108 to 171 for the year ended 30 June 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group at 30 June 2006, and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.



PricewaterhouseCoopers Inc
Director: H Boegman
Registered Auditor

Johannesburg
25 August 2006

Directors' report

Profile

Business of the company

Impala Platinum Holdings Limited (Implats/company/group) is principally in the business of producing and supplying platinum group metals (PGMs) to industrial economies. The company's holdings in various mining and exploration activities as at 30 June 2006 are described below:

Company	Short name	Effective Interest %	Activity
Impala Platinum Limited	Impala	100	PGM mining, processing and refining and sale of resultant PGM metals
Impala Refining Services Limited	IRS	100*	Purchase of concentrate, and/or smelter matte Processing of concentrate and matte through smelting, refining and sale of resultant PGMs and base metals, and toll-refining
Zimplats Holdings Limited	Zimplats	86.9	PGM mining
Marula Platinum Limited	Marula	77.5†	PGM mining
Mimosa Investments Limited	Mimosa	50	PGM mining
Two Rivers Platinum (Pty) Limited	Two Rivers	45	PGM mining
Aquarius Platinum (South Africa) (Pty) Limited	AQPSA	20	PGM mining
Aquarius Platinum Limited	Aquarius Platinum	8.6	PGM mining

* 49% to be sold subject to certain conditions precedent being fulfilled.

† 22.5% sold as at 30 June 2006

Capital

Authorised and issued capital

The authorised share capital of the company as at 30 June 2006 was 100,000,000 ordinary shares of 20 cents each.

At a general meeting on 4 July 2006, the authorised share capital of the company was increased to:

	Rm
100,000,000 ordinary shares of 20 cents each	20.0
5,501,000 "A" ordinary shares of 20 cents each	1.1
	21.1

During the year, 335,348 new ordinary shares were issued in terms of the Implats share option scheme. Following these allotments, the issued capital of the company was 67,180,543 ordinary shares of 20 cents each (2005: 66,845,195).

After the year end 2,054,072 new ordinary shares were issued to the Morokotso Trust at a price of R1,274.40 per share. These shares were issued in terms of an employee share ownership programme approved at a general meeting of shareholders on 4 July 2006. Following this issue the issued share capital currently stands at 69,234,615 ordinary shares of 20 cents each.

The company has an obligation, subject to certain conditions precedent being fulfilled to issue 5,501,000 "A" ordinary shares to the Royal Bafokeng Tholo Holding Company (Proprietary) Limited (RBTIH) in terms of a black economic empowerment (BEE) initiative as described under the heading of Post Balance Sheet Events later in this report.

The "A" shares will be unlisted, rank pari passu with the Implats ordinary shares in all respects save that the Implats "A" ordinary shares do not participate in any dividend distributions other than extraordinary dividend distributions outside the stated dividend policy of 1.8 to 2.2 times headline earnings.

It is proposed to subdivide the authorised and issued share capital of the company by a factor of 8 to improve liquidity and tradability of the company's shares. Should the share split be approved, it will result in the following authorised and issued share capital for the company:

Prior to the subdivision:

Authorised share capital	R
100,000,000 Ordinary shares of 20 cents each	20,000,000
5,501,000 "A" Ordinary shares of 20 cents each (after 30 June 2006)	1,100,200
	21,100,200
Issued share capital	**R**
67,180,543 Ordinary shares of 20 cents each	13,436,109
1,054,072 Ordinary shares of 20 cents each (after 30 June 2006)	410,814
	13,846,923

After the subdivision:

Authorised share capital	R
800,000,000 Ordinary shares of 2.5 cents each	20,000,000
44,008,000 "A" Ordinary shares of 2.5 cents each	1,100,200
	21,100,200

Issued share capital	R
553,876,920 Ordinary shares of 2.5 cents each	13,846,923

Further details of the subdivision are given on page 173. Details of the proposed special resolutions are set out in the notice of meeting.

In terms of a resolution passed at the last annual general meeting, 10% of the unissued shares are under the control of the directors until the forthcoming annual general meeting. Shareholders will be asked to extend the general authority to issue up to 10% of the company's issued share capital at the forthcoming annual general meeting.

Treasury shares

The group holds 1,230,622 (1.83%) (2005: 1,230,622) of its own shares in terms of an approved share buy-back scheme. The shares are held as "treasury shares" by a subsidiary.

The general authority for the company or any of its subsidiaries to acquire up to 10% of the shares issued by the company expires at the forthcoming annual general meeting. Shareholders will be asked to consider a resolution renewing this general authority in terms of the Companies Act and the Listing Requirements of the JSE Limited (JSE). The proposed resolution is set out in the notice convening the annual general meeting.

Share option scheme

The directors are authorised to issue, allot or grant options to acquire up to a maximum of 2,177,000 ordinary shares in the unissued share capital of the company in terms of employee share option schemes. Details of participation in the share option scheme are set out in Note 13 of the financial statements.

In line with recent remuneration developments, the group will no longer offer employees any further options under the existing Share Incentive Scheme, but will pay relevant employees a fully taxable bonus based on the increase in the share price. Employees' interests will still be aligned with those of shareholders but without any dilutionary effect.

The rules governing the quantum and timing of benefits to be delivered to employees under the new bonus scheme will be no different from those under the existing Share Incentive Scheme.

The trustees of the scheme are Ms NDB Orleyn and Messrs JM McMahon and JV Roberts.

Shareholding in the company

The issued capital of the company held by public and non-public entities as at 30 June 2006 is as follows:

	Number of shares (000)	%
Public	64,904	96.6
Non-public	2,277	3.4
Directors	44	0.1
Trustees of share scheme	2	–
Right to appoint a director	1,000	1.5
Treasury shares	1,231	1.8
Total	67,181	100.0

The following shareholders beneficially hold more than 5% of the issued share capital:

	Number of shares (000)	%
Public Investment Corporation	4,837	7.2
Old Mutual Group	4,394	6.5
Merrill Lynch	4,298	6.4
Tegniese Mynbeleggings Limited (Remgro Limited)	3,336	5.0

Investments

Zimplats Holdings Limited

The company owns 86.9% of Zimplats Holdings Limited (Zimplats). Zimbabwe Platinum Mines Limited is a wholly owned subsidiary of Zimplats.

Zimplats has entered into an agreement with the Government of Zimbabwe to exchange 36% of its resource base, with a market value of US$153 million, for a combination of empowerment credits and cash or an equity share in a joint venture. The resources exchanged contain an estimated 51 million ounces of platinum or 99 million ounces of PGMs (3E + Au). The agreement also allowed for the extension of the existing special mining lease to include all ground required for long-term expansion. The land released has no impact on the production programme to produce 1 million ounces of platinum annually over the 50-year life-of-mine.

Mimosa Holdings (Pvt) Limited

The company holds a 50% shareholding in Mimosa Holdings (Pvt) Limited (Mimosa) with the balance held by Aquarius Platinum Limited.

Two Rivers (Pty) Limited

The company owns a 45% interest in Two Rivers (Pty) Limited (Two Rivers) with the balance held by African Rainbow Minerals Limited.

Aquarius Platinum Limited

The company holds an 8.6% interest in Aquarius Platinum Limited (Aquarius). Aquarius is listed on the Australian Stock Exchange, London Stock Exchange and the JSE.

Aquarius Platinum (SA) (Pty) Limited

The company holds a 20% interest in Aquarius Platinum (SA) (Pty) Limited.

Marula Platinum

The company owns a 77.5% interest in Marula Platinum.

During the year, Implats entered into BEE transactions to sell 7.5% equity stakes in Marula Platinum to each of the following companies:

- Tubatse Platinum (Pty) Limited (Tubatse)
- Mmakau Mining (Pty) Limited (Mmakau)
- Marula Community Trust (the Trust)

The purchase price to each of the parties was R158.1 million of which R145 million was payable in cash on closure of the sale and the balance of R13.1 million is payable in instalments on commencement of phase II of the mine development. Implats will guarantee the vendor finance for Tubatse and Mmakau until 31 December 2014, and for the Trust until such time as the debt is repaid. Refer to Note 32 in the annual financial statements.

Ambatovy

The company withdrew from the feasibility study on the Ambatovy nickel project in Madagascar as the project no longer met Implats' internal hurdle rates. Mining capital and production costs had escalated significantly since the original feasibility study was concluded in February 2005. The cost to Implats of its participation in the project was R193 million, of which R127 million represented the investment and R66 million the cost of the feasibility study.

Financial affairs

Results for the year

The results for the year are fully dealt with in the financial statements forming part of the annual report. Refer to pages 108 to 171.

Accounting policies

During the year the following accounting standards and interpretation of standards were adopted (IFRIC):

- IAS 16 Property, plant and equipment (revised)
- IAS 21 The effects of changes in foreign exchange rates (revised)
- IAS 39 Financial instruments recognition and measurement (revised)
- IFRS 4 Insurance contracts
- IFRS 5 Non-current assets held for sale and discontinued operations
- IFRIC 6 Liabilities arising from participation in a specific market – waste electrical and electronic equipment
- IFRIC 7 Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies)
- IFRIC 8 Scope of IFRS 2 Share-Based Payments and AC 503 Accounting for BEE Transactions
- IFRIC 9 Reassessment of Embedded Derivatives

The adoption of these accounting policies had no material effect on the results of the group, apart from IFRIC 8, the impact of which is described in Note 1.2 to the financial statements on page 124.

Dividends

An interim dividend (No 76) of 1,000 cents per share and a special dividend of 5,500 cents per share was declared on 16 February 2006. A final dividend (No 77) of 2,200 cents per share was declared on 25 August 2006, payable on 25 September 2006 to give a total dividend of 8,700 cents per share (2005: 2,300 cents per share). These dividends amounted to R5,809 million of the year (2005:R1,535 million).

Capital expenditure

Capital expenditure for the year amounted to R2,248 million (2005: R1,992 million).

The estimated R2.9 billion capital expenditure envisaged by Implats for the 2007 financial year will be funded from internal resources and, if appropriate, borrowings.

Post balance sheet events

Employee Share Ownership Programme

Following the general meeting of shareholders on 4 July 2006, 2,054,072 ordinary shares were issued at a price of R1,274.40 per share to the Morokotso Trust in terms of an Employees Share Ownership Programme (ESOP). The Morokotso Trust will facilitate the acquisition of approximately 3% of Implats ordinary shares for the benefit of a broad band of staff employed by Implats' South African subsidiaries who are A, B and C grade employees on the Patterson grading system as at the date of approval, and for any new employees who may become so employed in the two years thereafter.

Royal Bafokeng transaction

The company has entered into a transaction with Royal Bafokeng Tholo Investment Holdings Company (Pty) Limited (RBTIH), a wholly owned subsidiary of Royal Bafokeng Holdings Limited in terms of which RBTIH will acquire a 49% holding in the IRS business for a cash consideration of R3.405 billion. The joint holders of the interests in the IRS business will contribute their interests into an unincorporated joint venture.

RBTIH will acquire 5,501,000 "A" ordinary shares in the company for a consideration of R1.1 million. These shares will be unlisted, rank pari passu with Implats ordinary shares in all respects save that the Implats "A" ordinary shares do not participate in any dividend distributions other than extraordinary dividend distributions outside the stated dividend policy of 1.8 to 2.2 times headline earnings and carry voting rights on categorised transactions. The company shall be entitled to repurchase the "A" ordinary shares for a cash consideration of R1.1 million when RBTIH converts its holding in the IRS business to ordinary Implats share as described below.

RBTIH is entitled (but not obliged) to convert, between the second anniversary and the tenth anniversary, its share in the IRS business into Implats ordinary shares. The price of an Implats ordinary share will be the then traded price less a 22.5% discount. If the number of conversion shares is less than the number of "A" ordinary shares, then RBTIH is entitled to subscribe for additional Implats shares (5,501,000 less the number of conversion shares) at a price of 75% of the then traded price. It is envisaged that the conversion will amount to approximately 7.44% of the issued share capital of Implats. Thereafter the "A" ordinary shares will be re-purchased (as described above) and cancelled in the authorised and issued share capital of Implats.

The transaction is subject to the fulfilment of a significant condition precedent that the transaction satisfy the ownership requirement of the Minerals and Petroleum Resources Development Act by 30 September 2006. This transaction will result in a BEE compensation charge which will be calculated in terms of accounting policy1.24 per the financial statements.

No other material events have occurred since the date of these financial statements and the date of approval thereof, the knowledge of which would affect the ability of the users of these statements to make proper evaluations and decisions.

Going concern

The financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates. The directors have a reasonable expectation that the group has adequate resources to continue as a going concern in the foreseeable future.

Associated and subsidiary companies

Information regarding the company's associated companies is given in Note 6 and regarding subsidiaries in Annexure A, both to the financial statements.

Property

Details of the freehold and leasehold land and buildings of the various companies are contained in registers, which are available for inspection at the registered offices of those companies.

Directorate

Composition of the board

The board comprises seven independent directors, one non-executive director and five executive directors.

During the year, Mr S Bessit was appointed as an additional executive director of the board. In terms of the articles of association, appointments by the directors of additional directors retain office until the next annual general meeting when they shall retire but be eligible for the re-election. Shareholders will be asked to consider the re-election of Mr S Bessit at the forthcoming annual general meeting.

The directors who retire at the next general meeting are Ms NDB Orleyn, Messrs KC Rumble; L van Vught and K Mokhele, being eligible, they offer themselves for re-election.

Interest of directors

The interests of directors in the shares of the company were as follows and did not individually exceed 1% of the issued share capital or voting control of the company.

	Direct		Indirect	
As at 30 June	**2006**	2005	**2006**	2005
Beneficial				
Directors	32,737	44,737	11,500	500
DH Brown	6,000	10,000		
CE Markus	15,011	18,011		
MV Mennell	7,726	7,726		
LJ Paton	4,000	9,000	100	100
KC Rumble			11,000	–
LC van Vught			400	400
Senior management	17,340	20,628		
Non-beneficial	–	–	–	–

Directors' remuneration

The Remuneration Committee provides guidance regarding remuneration for executive directors and senior executives, among other duties. Further details on the composition and roles of this committee may be found on page 96.

Directors' remuneration in aggregate for the year under review was as follows:

Fixed remuneration

30 June 2006 (R000)	Fees	Package	Retirement Funds	Other Benefits	Total
Executive directors					
KC Rumble	–	3,791	398	388	4,577
S Bessit	–	1,475	235	92	1,802
DH Brown	–	2,203	231	150	2,584
CE Markus	–	1,793	359	121	2,273
LJ Paton	–	1,689	269	137	2,095
Senior management	–	8,640	1,218	489	10,347
Secretary					
R Mahadevey	–	1,065	112	52	1,229
Total	–	20,656	2,822	1,429	24,907

30 June 2006 (R000)	Directors' fees	Audit Committee	Remuneration Committee	HSE Committee	Nomination Committee	Total
Non-executive directors						
FJP Roux *	735					735
JM McMahon	158		63	142		363
MV Mennell	158	79			142	379
TV Mokgatlha	158	79				237
K Mokhele †	158			93	63	314
NDB Orleyn	158		63			221
JV Roberts	158	79	142			379
LC van Vught	158	189				347
Total	1,841	426	268	235	205	2,975

* includes attendance at all board committee meetings.

† includes an adjustment in respect of the previous year.

Variable remuneration

30 June 2006 (R000)	Leave encashment	Bonus	Preferred compensation (accrued)	Gains on share options exercised	Total
Executive directors					
KC Rumble	–	1,754	1,845	3,072	6,671
S Bessit	–	289	296	868	1,453
DH Brown	–	979	988	3,446	5,413
CE Markus	–	842	857	3,508	5,207
LJ Paton	–	498	544	1,042	2,084
Senior management	530	2,156	2,567	6,493	11,746
Secretary					
R Mahadevey	–	260	289	1,760	2,309
Total	530	6,778	7,386	20,189	34,883

Details of share options and share appreciation bonus options outstanding and exercised by the executive directors, secretary and senior management are as follows:

Name		Balance at 1 July 2005	Additions: Allocated during the year	Additions: Date of allocation	Disposals: Number of shares sold	Disposals: Date sold	Balance at 30 June 2006	Number of shares	Allocation price (R)	First release date
Executive directors										
KC Rumble	Share options									
		37,410			5,900	7 Sep 05		2,951	507.00	18 Feb 04
					1,486	7 Sep 05		1,488	484.00	16 Aug 04
					1,498	7 Sep 05		2,822	594.25	21 Jan 05
					1,410	1 Nov 05		4,495	515.82	27 Aug 05
					1,410	16 Feb 06				
					2,950	20 Feb 06				
					11,000	23 Jun 06				
							11,756			
	Share Appreciation Scheme									
		21,614	4,386	1 Dec 05				14,179	507.12	15 Sep 06
			5,422	11 May 06				7,435	509.97	13 May 07
								4,386	880.90	1 Dec 07
								5,422	1,195.35	11 May 08
							31,422			
							43,178			
S Bessit	Share options									
		7,472			1,485	8 Sep 05		2,971	579	25 Nov 04
					1,485	22 Dec 05		1,149	587	16 Feb 06
					382	28 Feb 06				
							4,120			
	Share Appreciation Scheme									
		6,415	3,650	11 May 06				6,415	509.97	13 May 07
								3,650	1,195.35	11 May 08
							10,065			
							14,185			
DH Brown	Share options									
		20,249			6,608	31 Aug 05		2,365	507.00	18 Feb 04
					598	8 Sep 05		600	556.00	6 Jun 04
					1,424	8 Sep 05		1,427	484.10	16 Aug 04
					388	8 Sep 05		779	594.25	21 Jan 05
					409	8 Sep 05		820	381.00	5 May 05
					109	8 Sep 05		330	515.82	27 Aug 05
					1,132	21 Feb 06				
					2,363	21 Feb 06				
					100	21 Feb 06				
					388	21 Feb 06				
					409	11 May 06				
							6,321			
	Share Appreciation Scheme									
		15,356	494	1 Dec 05				9,684	507.12	15 Sep 06
			3,198	11 May 06				5,672	509.97	13 May 07
								494	880.90	1 Dec 07
								3,198	1,195.35	11 May 08
							19,048			
							25,369			

Name		Balance at 1 July 2005	Additions: Allocated during the year	Additions: Date of allocation	Disposals: Number of shares sold	Disposals: Date sold	Balance at 30 June 2006	Number of shares	Allocation price (R)	First release date
Executive directors (continued)										
CE Markus	Share options									
		17,481			4,718	2 Sep 05		2,059	507.00	18 Feb 04
					738	2 Sep 05		739	556.00	6 Jun 04
					1,366	2 Sep 05		1,369	484.10	16 Aug 04
					10	2 Sep 05		21	589.99	25 Nov 04
					374	2 Sep 05		750	594.25	21 Jan 05
					1,021	21 Feb 06		1,399	381.00	5 May 05
					2,056	21 Feb 06		389	515.82	27 Aug 05
					88	21 Feb 06				
					10	21 Feb 06				
					374	21 Feb 06				
							6,726			
	Share Appreciation Scheme									
		11,147	3,007	11 May 06				5,922	507.12	15 Sep 06
								5,225	509.97	13 May 07
								3,007	1,195.35	11 May 08
							14,154			
							20,880			
LJ Paton	Share options									
		15,471			3,138	7 Sep 05		1,285	507.00	18 Feb 04
					478	7 Sep 05		481	556.00	6 Jun 04
					936	7 Sep 05		942	484.10	16 Aug 04
					211	7 Sep 05		422	594.25	21 Jan 05
					35	7 Sep 05		903	381.00	5 May 05
					301	17 Feb 06		107	515.82	27 Aug 05
					825	22 Feb 06		2,880	539.40	18 Sep 05
					1,284	22 Feb 06				
					72	22 Feb 06				
					211	22 Feb 06				
					960	22 Feb 06				
							7,020			
	Share Appreciation Scheme									
		9,574	1,219	1 Dec 05				6,592	461.68	15 Sep 06
			2,124	11 May 06				2,982	509.97	13 May 07
								1,219	880.90	1 Dec 07
								2,124	1,195.35	11 May 08
							12,917			
							19,937			

Name	Balance at 1 July 2005	Additions: Allocated during the year	Additions: Date of allocation	Disposals: Number of shares sold	Disposals: Date sold	Balance at 30 June 2006	Number of shares	Allocation price (R)	First release date
Secretary									
R Mahadevey	Share options								
	6,734			2,244	3 Apr 06		4,490	401.00	2 May 05
						4,490			
	Share Appreciation Scheme								
	2,855	1,269	11 May 06				619	507.12	15 Sep 06
							2,236	509.97	13 May 07
							1,269	1,195.35	11 May 08
						4,124			
						8,614			
Senior management									
	Share options								
	43,090			18,028	Various		282	344.00	11 Jan 03
							115	507.00	18 Feb 02
							5,220	507.00	18 Feb 04
							887	556.00	6 Jun 04
							2,865	484.10	16 Aug 04
							280	589.99	25 Nov 04
							1,738	594.25	21 Jan 05
							4,490	401.00	2 Apr 05
							2,398	381.00	5 May 05
							266	515.82	27 Aug 05
							974	587.00	16 Feb 06
							2,683	507.12	22 Apr 06
							285	536.37	22 Sep 06
							2,579	539.40	18 Sep 05
						25,062			
	Share Appreciation Scheme								
	29,658	198	1 Dec 05				17,893	509.97	13 May 07
		5,821	11 May 06				11,765	509.97	1 Apr 07
							198	880.90	1 Dec 07
							5,821	1195.35	11 May 08
						35,677			
						60,739			

No share options were granted to non-executive directors. Other benefits accruing to executive directors are set out below.

There were no contracts of significance during or at the end of the financial year in which the directors of the company were materially interested. No material change in the aforegoing interests has taken place between 30 June 2006 and the date of this report.

The gains on shares sold received through the share option scheme are as follows:

Name	Number of shares Purchased	Number of shares Sold	Number of shares Total	Allocation price (R)	Market price (R)	Gains on shares sold (R000)
Directors						
KC Rumble		5,900	5,900	507.00	690.31	1,082
		1,486	1,486	484.10	690.31	306
		1,498	1,498	515.82	690.31	261
		1,410	1,410	594.25	740.00	206
	550	860	1,410	594.25	997.28	347
	1,575	1,375	2,950	507.00	1,140.00	870
	11,000	–	11,000	281.00		–
S Bessit		1,485	1,485	579.00	691.06	166
		1,485	1,485	579.00	930.00	521
		382	382	587.00	1,060.00	181
DH Brown		6,608	6,608	507.00	667.18	1,058
		598	598	556.00	691.00	81
		1,424	1,424	484.10	691.00	295
		388	388	594.25	691.00	38
		409	409	381.00	691.00	127
		109	109	515.82	691.00	19
	1,132		1,132	344.00		–
		2,363	2,363	507.00	1,103.00	1,408
	100		100	507.00		–
	388		388	594.25		–
		409	409	381.00	1,408.63	420
CE Markus		4,718	4,718	507.00	684.54	838
		738	738	556.00	684.54	95
		1,366	1,366	484.10	684.54	274
		10	10	589.99	684.54	1
		374	374	594.25	684.54	34
		1,021	1,021	344.00	1,108.20	780
		2,056	2,056	507.00	1,108.20	1,236
		88	88	507.00	1,108.20	53
		10	10	589.99	1,108.20	5
		374	374	594.25	1,108.20	192
LJ Paton		3,138	3,138	507.00	687.63	567
		478	478	556.00	687.63	63
		936	936	484.10	687.63	191
		211	211	594.25	687.63	20
		35	35	515.82	687.63	6
		301	301	381.00	1,030.00	195
	825		825	344.00		–
	1,284		1,284	507.00		–
	72		72	507.00		–
	211		211	594.25		–
	960		960	539.40		–
Secretary						
R Mahadevey		2,244	2,244	401.00	1,185.23	1,760

Name	Number of shares Purchased	Sold	Total	Allocation price (R)	Market price (R)	Gains on shares sold (R000)
Senior management	1,782	3,075	4,857	344.00	948.15	1,858
	1,110	3,961	5,071	507.00	896.68	1,544
	498	58	556	556.00	690.00	8
	320	1,172	1,492	484.10	841.31	419
		119	119	589.99	690.00	12
		1,070	1,070	594.25	1,017.61	453
	934	42	976	381.00	690.00	13
		53	53	515.82	690.00	9
		119	119	589.99	1,079.00	58
		79	79	594.25	1,079.00	38
		2,244	2,244	401.00	1,185.23	1,760
		29	29	556.00	1,100.00	16
		42	42	381.00	1,100.00	30
	859	334	1,193	507.12	1,100.00	198
		128	128	587.00	1,185.23	77

Directors' fees

In terms of the Articles of Association, the fees for services as a director are determined by the company in general meeting. The fees to 30 June 2006 were approved at the annual general meeting on 19 October 2005. Fees for the services of a director are currently R157,500 per annum per director with an amount of R735,000 for the Chairman, which includes attendance at all board committee meetings. Directors fees for serving on board committees are set out below.

In order to ensure that directors' fees keep pace with inflation and in line with increases granted elsewhere in the organisation, it is proposed that directors' fees are increased as follows:

	1 July 2006 Member	Chairman	1 July 2005 Member	Chairman
Board	**166,000**	**1,100,000***	157,500	735,000*
Audit Committee	**83,000**	**198,000**	78,750	189,000
SHE Committee	**66,000**	**149,000**	63,000	141,750
Nomination Committee	**66,000**	**149,000**	63,000	141,750
Remuneration Committee	**66,000**	**149,000**	63,000	141,750
Transformation Committee	**66,000**	**149,000**	–	–

* includes attendance at all committee meetings.

These fees have been waived by the executive directors.

Executive directors' benefits

A group-owned residential property is made available to Mr KC Rumble on a rent-free basis. Mr Rumble has an option to purchase the property at market value at any time while in the employ of the company.

In the event of corporate action giving rise to a loss of office, demotion or the blighting of any career (in the opinion of the Remuneration Committee) of an executive director, that executive director is entitled to a severance package of 24 months salary.

Administration

Special resolutions proposed

The following special resolutions will be proposed to the Implats general meeting on 12 October 2006:

Acquisition of company's shares

A renewal of the authority to acquire up to 10% of the company's shares subject to JSE rules and the Companies Act.

Issued capital

To sub divide the authorised and issued share capital from ordinary shares of 20 cents each by a factor of 8 to ordinary shares of 2.5 cents each.

	Current	Sub-divided
Authorised	100,000,000 ordinary shares of 20 cents	800,000,000 ordinary shares of 2.5 cents each
Issued	67,180,543 ordinary shares of 20 cents	537,444,344 ordinary shares of 2.5 cents each

Special resolutions passed

During the year the following special resolutions were passed by Implats and its subsidiaries:

Implats

Share buy-back

Allowing the company and its subsidiaries to acquire shares in the company subject to the Companies Act 1973 and the Listing Requirements of the JSE Limited provided that the authority may not extend beyond 15 months from the date of the granting of the authority.

Amendment to the Articles of Association

An amendment to the company's Articles of Association to regulate the appointment of an independent non-executive Chairman.

Financial, administrative and technical advisers

In terms of service agreement, Impala Platinum Limited acts as financial, administrative and technical advisors to the Implats group during the year on a fee basis. Messrs S Bessit, DH Brown, LJ Paton and KC Rumble and Ms CE Markus had an interest in this contract to the extent that they are directors of Impala and of the company, but they do not beneficially own any shares in Impala.

Secretaries

Mr R Mahadevey acted as Secretary to Implats and Impala, and Impala acted as Secretaries to other subsidiaries in the Implats group. The business and postal addresses of the Secretaries are set out on page 178.

London Secretaries

The business and postal addresses of the London Secretaries are set out on page 178.

Public Officer

Mr J van Deventer acted as public officer for the group for the year under review.

Consolidated balance sheet

(All amounts in rand millions unless otherwise stated)	Notes	As at 30 June 2006	2005
Assets			
Non-current assets			
Property, plant and equipment	5	12,270.1	10,035.0
Investments in associates	6	1,167.9	901.2
Available-for-sale financial investments	7	761.1	276.4
Held-to-maturity investments	8	108.2	99.3
Other receivables	9	611.3	609.2
		14,918.6	11,921.1
Current assets			
Inventories	10	2,936.0	1,721.1
Trade and other receivables	11	3,585.6	3,189.9
Cash and cash equivalents	12	1,864.4	3,984.3
		8,386.0	8,895.3
Total assets		23,304.6	20,816.4
Equity			
Capital and reserves attributable to the equity holders of the holding company			
Share capital	13	362.6	120.4
Other reserves	14	114.0	(506.1)
Retained earnings		13,373.5	14,496.0
Ordinary shareholders interest		13,850.1	14,110.3
Minority interest		214.8	159.8
Total equity		14,064.9	14,270.1
Liabilities			
Non-current liabilities			
Borrowings	15	11.3	–
Deferred income tax liabilities	16	2,922.8	2,381.1
Provision for employee benefit obligations	17	187.5	64.6
Provision for future rehabilitation	18	335.4	234.9
Derivative financial instruments	19	38.2	–
		3,495.2	2,680.6
Current liabilities			
Trade and other payables	20	4,741.1	3,582.4
Current income tax liabilities		926.9	280.0
Borrowings	15	11.3	3.3
Derivative financial instruments	19	65.2	–
		5,744.5	3,865.7
Total liabilities		9,239.7	6,546.3
Total equity and liabilities		23,304.6	20,816.4

The consolidated financial statements have been approved for issue by the board of directors on 25 August 2006.

The notes on pages 125 to 163 are an integral part of these consolidated financial statements.

Consolidated income statement

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	Notes	2006	2005
Sales	4	17,500.2	12,540.8
On-mine operations	21	(4,722.7)	(4,109.5)
Concentrating and smelting operations	22	(1,129.6)	(1,043.3)
Refining operations	23	(545.2)	(502.1)
Amortisation of mining assets		(622.5)	(628.8)
Metals purchased		(4,326.2)	(2,488.9)
Increase in metal inventories	10	1,161.0	454.8
Cost of sales		(10,185.2)	(8,317.8)
Gross profit		7,315.0	4,223.0
Net foreign exchange transaction gains	24	177.8	32.5
Other operating expenses	25	(340.0)	(318.9)
Other (expenses)/income	27	(147.6)	292.2
Other gains – net	28	303.8	249.8
Finance costs	29	(58.5)	(54.3)
Share of profit of associates	30	114.8	203.7
Royalty expense		(851.8)	(414.9)
Profit from sale of investment in Lonplats	31	–	3,155.0
BEE compensation charge	32	(95.3)	–
Reversal of impairment/(impairment) of assets	5	583.1	(1,033.8)
Profit before tax	33	7,001.3	6,334.3
Income tax expense	34	(2,616.2)	(1,080.4)
Profit for the year		4,385.1	5,253.9
Profit attributable to:			
Equity holders of the company		4,345.4	5,237.6
Minority interest		39.7	16.3
		4,385.1	5,253.9
Earnings per share (expressed in cents per share)	35		
– basic		6,607	7,920
– diluted		6,589	7,914
Dividends to group shareholders (expressed in cents per share)	36		
– final dividend June 2006/5 proposed		2,200	1,800
– interim dividend December 2005/4 paid		1,000	500
– special dividend paid		5,500	–
		8,700	2,300

The notes on pages 125 to 163 are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity

(All amounts in rand millions unless otherwise stated)	Notes	Attributable to equity holders of the Company: Share capital	Other reserves	Retained earnings	Total	Minority interest	**Total equity**
Balance at 30 June 2004		657.9	(626.3)	10,653.2	10,684.8	128.1	10,812.9
Fair value gains, net of tax:							
– Available-for-sale financial investments	14		76.6		76.6		76.6
Currency translation differences, net of tax	14		72.6		72.6	8.6	81.2
Net income recognised directly in equity			149.2		149.2	8.6	157.8
Profit for the year				5,237.6	5,237.6	16.3	5,253.9
Total recognised income for 2005			149.2	5,237.6	5,386.8	24.9	5,411.7
Employee share option scheme:							
– Proceeds from shares issued	13	53.3			53.3		53.3
– Fair value of employee service	13	22.3			22.3		22.3
Purchase of treasury shares by subsidiary	13	(613.1)			(613.1)		(613.1)
Final dividend relating to 2004	36			(1,062.6)	(1,062.6)		(1,062.6)
Interim dividend relating to 2005	36			(332.2)	(332.2)		(332.2)
Transactions with minorities:							
– Purchase of additional shares in Zimplats Holdings Limited	40		(29.0)		(29.0)	6.8	(22.2)
		(537.5)	(29.0)	(1,394.8)	(1,961.3)	6.8	(1,954.5)
Balance at 30 June 2005		120.4	(506.1)	14,496.0	14,110.3	159.8	14,270.1
Fair value gains, net of tax:							
– Available-for-sale financial investments	14		414.4		414.4		414.4
Currency translation differences, net of tax	14		110.7		110.7	16.3	127.0
Net income recognised directly in equity			525.1		525.1	16.3	541.4
Profit for the year				4,345.4	4,345.4	39.7	4,385.1
Total recognised income for 2006			525.1	4,345.4	4,870.5	56.0	4,926.5
Employee share option scheme:							
– Proceeds from shares issued	13	213.9			213.9		213.9
– Fair value of employee service	13	28.3			28.3		28.3
Final dividend relating to 2005	36			(1,181.9)	(1,181.9)		(1,181.9)
Interim dividend relating to 2006	36			(661.9)	(661.9)		(661.9)
Special dividend	36			(3,624.1)	(3,624.1)		(3,624.1)
Share in revaluation reserve of associate	6		0.2		0.2		0.2
BEE compensation charge from sale of shares in Marula Platinum (Pty) Limited	32		95.3		95.3		95.3
Transactions with minorities:							
– Purchase of additional shares in Zimplats Holdings Limited	40		(0.5)		(0.5)	(1.0)	(1.5)
		242.2	95.0	(5,467.9)	(5,130.7)	(1.0)	(5,131.7)
Balance at 30 June 2006		362.6	114.0	13,373.5	13,850.1	214.8	14,064.9

The Notes on pages 125 to 163 are an integral part of these consolidated financial statements.

Consolidated cash flow statement

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	Notes	2006	2005
Cash flows from operating activities			
Cash generated from operations	37	6,497.0	3,755.5
Interest paid	29	(40.4)	(37.4)
Income tax paid		(1,553.9)	(931.1)
Net cash from operating activities		4,902.7	2,787.0
Cash flows from investing activities			
Increase in shareholding in subsidiary	40	(1.5)	(22.2)
Purchase of property, plant and equipment		(2,176.7)	(1,995.5)
Proceeds from sale of property, plant and equipment		101.7	31.9
Increase in investments in associates	6	(151.7)	(82.3)
Payment received from associate on shareholders loan	6	–	22.1
Disposal of investment in associate	31	–	4,919.8
Loans granted	9	–	(617.5)
Loan repayments received	9	36.5	41.7
Interest received		356.3	200.1
Dividends received		10.9	1.0
Net cash (used in)/generated from investing activities		(1,824.5)	2,499.1
Cash flows from financing activities			
Issue of ordinary shares	13	213.9	53.3
Purchase of treasury shares by subsidiary	13	–	(613.1)
Proceeds from/(repayments of) short-term borrowings		6.9	(548.1)
Proceeds from long-term borrowings		10.2	–
Dividends paid to company's shareholders		(5,467.9)	(1,394.8)
Net cash used in financing activities		(5,236.9)	(2,502.7)
Net (decrease)/increase in cash and cash equivalents		(2,158.7)	2,783.4
Cash and cash equivalents at beginning of year	12	3,984.3	1,187.0
Effects of exchange rate changes on monetary assets		38.8	13.9
Cash and cash equivalents at end of year	12	1,864.4	3,984.3

The Notes on pages 125 to 163 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

1.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act and the regulations of the JSE Limited. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial investments, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement or the statement of changes in equity. The principal accounting policies used by the group are consistent with those of the previous year, unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management and the board to exercise its judgment in the process of applying the group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

1.2 Changes in accounting policies

The group has adopted the following accounting standards and interpretation of standards (IFRIC) as at 1 July 2005:

- IAS 16 Property, Plant and Equipment (revised) – impact described below
- IAS 21 The Effects of Changes in Foreign Exchange Rates (revised) – no impact
- IAS 39 Financial Instruments: Recognition and Measurement (revised) – no impact

- IFRS 4 Insurance Contracts – no impact
- IFRS 5 Non-current Assets Held For Sale and Discontinued Operations – no impact

- IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment – no impact
- IFRIC 7 Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies) – no impact
- IFRIC 8 Scope of IFRS 2 (Share-Based Payments) and AC 503 Accounting for BEE Transactions – impact described below
- IFRIC 9 Reassessment of Embedded Derivatives – no impact

IAS 16 Property, Plant and Equipment

The adoption of IAS16 (revised) requires the group to identify significant components of property, plant and equipment, and to annually reassess the remaining useful lives and residual values of tangible assets at each financial year end. Any reassessment performed is applied prospectively and requires the depreciation charge to be amended for current and future periods only. The group changed the fixed period amortisation for certain assets to the remaining useful lives as the bases for amortisation. The rehabilitation assets have been included in determining the cost of tangible assets. The prospective adoption of this standard has not resulted in a material change in the amortisation charge for the year.

IFRIC 8 Scope of IFRS 2 (Share-based Payments) and AC 503 Accounting for BEE Transactions

Transactions with BEE entities involving the granting or selling of shares at a price less than their fair value are expensed through the income statement as a share-based payment charge. The impact on these financial statements is reflected in the income statement as a BEE compensation charge of R95.3 million in the current year, resulting in a reduction in earnings per share of 145 cents.

The following accounting standards, which are not yet effective, are being assessed prior to adoption by the group:

- IAS 1 Amendment – Capital Disclosures (January 2007)
- IAS 19 Amendment – Actuarial Gains and Losses, Group Plans and Disclosures (January 2006)

- IFRS 7 Financial Instruments: Disclosures (January 2007)

1.3 Consolidation

The consolidated financial statements include those of Impala Platinum Holdings Limited, its subsidiaries, associates, joint ventures and special purpose entities.

Subsidiaries

Subsidiary undertakings, are those companies (including special purpose entities) in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

1 Summary of significant accounting policies (continued)

1.3 Consolidation (continued)

Subsidiaries (continued)

The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (Refer Note 1.7).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Subsidiary undertakings are accounted for at cost less impairment in the company.

Transactions with minorities

Transactions with minorities, where the group already has control over the entity, are accounted for using the 'economic entity model'.

In terms of this accounting model, any surplus or deficit arising from such transactions, compared to the carrying amount of the minorities, is adjusted against other reserves.

Associates

Associates are undertakings in which the group has a long-term interest and over which it exercises significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated undertakings are accounted for by the equity method of accounting in the group. The group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (Refer Note 1.7).

The purchase method of accounting is used to account for the acquisition of associates by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Equity accounting involves recognising in the income statement the group's share of the associate's post-acquisition profit or loss for the year, and, recognising in reserves, its share of post-acquisition movements. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received reduce the carrying amount in the investment.

The group's interest in an associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes the excess or deficit of the purchase price over the fair value of attributable assets of the associate at date of acquisition, net of any accumulated impairment loss. In addition, the carrying value of the investment in foreign associates includes any exchange differences arising on translation.

When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Associated undertakings are accounted for at cost less impairment in the company.

Joint ventures

The group's interest in jointly controlled entities are accounted for by proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it re-sells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Joint ventures are accounted for at cost less impairment in the company.

Special purpose entities

Special purpose entities (SPEs) are those undertakings that are created to satisfy specific business needs of the group, which has the right to the majority of the benefits of the SPE and/or is exposed to risk inherent to the activities thereof.

SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

1 Summary of significant accounting policies (continued)

1.4 Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each entity in the group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in South African Rand, which is the functional and presentation currency of Impala Platinum Holdings Limited.

Group companies

Income statements of foreign subsidiaries, associates and joint ventures are translated into South African Rand at average exchange rates for the year and the assets and liabilities are translated at rates ruling at the balance sheet date. The exchange differences arising on translation of assets and liabilities of foreign subsidiaries and associates are transferred directly to other reserves. On disposal of the foreign entity such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Transactions and balances

Foreign currency transactions are accounted for at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities are translated at year-end exchange rates. Gains and losses arising on settlement of such transactions and from the translation of foreign currency monetary assets and liabilities are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

1.5 Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortisation and less any accumulated impairment losses. Pre-production expenditure, including evaluation costs, incurred to establish or expand productive capacity, to support and maintain that productive capacity incurred on mines, is capitalised to property plant and equipment. The recognition of costs in the carrying amount of an asset ceases when the item is in the location and condition necessary to operate as intended by management. Any net income earned while the item is not yet capable of operating as intended reduces the capitalised amount. Interest on borrowings, specifically to finance the establishment of mining assets, is capitalised during the construction phase.

The cost model is applied to value changes in the existing environmental rehabilitation obligation resulting from changes in estimates which are capitalised to the cost of the related asset during the current period. Any decrease in the cost of the asset is limited to its carrying amount and an increase to the cost of an asset is tested for impairment when there is an indication of impairment. These assets are depreciated over their useful lives.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be reliably measured. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets are not depreciated while the residual value equals or exceeds the carrying value of the asset. Amortisation is calculated on net of cost less residual value. Amortisation methods and amortisation rates are applied consistently within each asset class except where significant individual assets have been identified which have different amortisation patterns. Residual values are reviewed at least annually. Amortisation is not adjusted retrospectively for changes in the residual amount.

Original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is classified as research and written off immediately. The application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use is classified as development and capitalised if the technical feasibility of the project has been determined.

Other assets consist of furniture and fittings, information technology equipment, software development and vehicles.

Shafts, mining development and infrastructure

Individual mining assets are amortised using the units-of-production method based on their respective estimated economically recoverable proved and probable mineral reserves, limited to the life of mine.

1 Summary of significant accounting policies (continued)

1.5 Property, plant and equipment (continued)

Metallurgical and refining assets

Metallurgical and refining assets are amortised using the units of production method based on the expected estimated economically recoverable proved and probable mineral reserves to be concentrated or refined by that asset.

Land, buildings and general infrastructure (including housing and mineral rights)

Assets in this category, excluding land which is not depreciated, are depreciated over life of mine using the units of production method and the economically recoverable proved and probable mineral reserves.

Other assets

These asset are depreciated using the straight line method over the useful life of the asset as follows:

Asset type	Estimated useful life
– Furniture fittings and office equipment	5 years
– Information technology	3 years
– Vehicles	5 and 10 years
– Other assets (including company vehicles)	5 years

1.6 Exploration for and evaluation of mineral resources

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, ie. probable. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that an expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

(a) Exploration and evaluation expenditure on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalised within development costs if the final feasibility study demonstrates that future economic benefits are probable.

(b) Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalised as a mine development cost. A "pre-feasibility study" consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

(c) Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures.

Costs relating to property acquisitions are also capitalised. These costs are capitalised within development costs.

1.7 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment loss. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing (Refer Note 1.8).

1 Summary of significant accounting policies (continued)

1.8 Impairment of assets

Assets that have an indefinite useful life which are not subject to amortisation, are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are considered to be impaired when the higher of the assets' fair value less cost to sell and its value in use is less than the carrying amount.

The recoverability of the long-lived assets is reviewed by management on a regular basis, based on estimates of future discounted cash flows. These estimates are subject to risks and uncertainties including future metal prices and exchange rates. It is therefore possible that changes could occur which may affect the recoverability of the mining assets. The recoverable amounts of non-mining assets are determined by reference to market values. Where the recoverable amount is less than the carrying amount, the impairment is charged against income to reduce the carrying amount to the recoverable amount of the asset. The revised carrying amounts are amortised over the remaining lives of such affected assets. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment previously recognised will be reversed when changes in circumstances that have an impact on estimates occurred after the impairment was recognised. The reversal of an impairment will be limited to the lower of the newly calculated recoverable amount or the book value that would have existed if the impairment was not recognised. The reversal of an impairment is recognised in the income statement.

1.9 Investments

The group classifies its investments in the following categories: financial assets held for trading at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Purchases and sales of investments are recognised on the trade date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial assets held for trading at fair value through profit and loss

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as financial assets held for trading at fair value through profit and loss and are included in current assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Refer Note 1.15). Loans and receivables are subsequently carried at amortised cost using the effective interest method less any accumulated impairment loss.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group's management has the positive intention and ability to hold to maturity, and are included in non-current assets, except for those with maturities within 12 months from the balance sheet date which are classified as current assets. Held to maturity investments are subsequently carried at amortised cost using the effective interest method less any accumulated impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of listed investments are based on current closing market prices. If the market for a financial asset is not active (and for unlisted securities), the group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

1 Summary of significant accounting policies (continued)

1.9 Investments (continued)

Available-for-sale financial assets (continued)

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are reversed through the income statement.

1.10 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

1.11 Leases

Leases where the lessee assumes substantially all of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the lower of the estimated present value of the underlying lease payments and the fair value of the asset. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term and short-term payables respectively. The interest element is expensed to the income statement, as a finance charge, over the lease period.

The property, plant and equipment acquired under finance leasing contracts is amortised in terms of the group accounting policy limited to the lease contract term (Refer Note 1.5).

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement in the period in which they occur. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

1.12 Inventories

Metal inventories

Platinum, palladium and rhodium are treated as main products and other platinum group and base metals produced as by-products. Metals mined by the group, including in-process metal contained in matte produced by the smelter and precious metal concentrate in the base and precious metal refineries, are valued at the lower of average cost of production and fair value less cost to complete and sell. Quantities of in-process metals are based on latest available assays. The average cost of production is taken as total costs incurred on mining and refining, including amortisation, less net revenue from the sale of by-products, allocated to main products on a units produced basis. Refined by-products are valued at their fair value less cost to sell. Stocks of metals purchased or recycled by the group are valued at the lower of cost or fair value less cost to sell.

Stores and materials

Stores and materials are valued at the lower of cost or net realisable value, on a weighted average basis. Obsolete, redundant and slow moving stores are identified and written down to net realisable values. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

1.13 Financial instruments

Financial instruments carried on the balance sheet include money market instruments, investments, receivables, trade creditors, metal leases, borrowings and forward commitments.

The group participates in financial instruments that reduce risk exposure to foreign currency and future metal price fluctuations. The recognition methods adopted are disclosed in the individual policy statements associated with each item.

1.14 Derivative financial instruments

Metal futures, options and lease contracts are entered into from time to time to preserve and enhance future revenue streams. Forward exchange contracts are entered into to hedge anticipated future transactions.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently remeasured at fair value. The method of recognising the resulting gain or loss is dependant on the nature of the item being hedged. On the date that the derivative contract is entered into, the group designates derivatives as either a hedge of the fair value of a recognised asset, liability, or a firm commitment (fair value hedge) or hedge of a forecasted transaction (cash flow hedge).

1 Summary of significant accounting policies (continued)

1.14 Derivative financial instruments (continued)

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Changes in the fair value of derivatives that are designated as fair value hedges are recognised in the income statement.

Certain derivative transactions, while providing effective economic hedges under group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of any such derivative instruments are recognised immediately in the income statement.

1.15 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is charged to the income statement.

1.16 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowing costs are charged to finance costs in the income statement. When borrowings are utilised to fund qualifying capital expenditure, such borrowings costs that are directly attributable to the capital expenditure are capitalised from the point at which the capital expenditure and related borrowing cost are incurred until completion of construction.

1.17 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are not recognised for future operating losses.

1.18 Environmental rehabilitation obligations

These long-term obligations result from environmental disturbances associated with the group's mining operations. Estimates are determined by independent environmental specialists in accordance with environmental regulations.

Rehabilitation costs

The net present value of future rehabilitation cost estimates as at year-end is recognised and provided for in full in the financial statements. The estimates are reviewed annually to take into account the effects of changes in the estimates. Discount rates that reflect the time value of money are utilised in calculating the present value.

Changes in the measurement of the liability, apart from unwinding the discount, which is recognised in the income statement as a finance cost, is capitalised to the environmental rehabilitation asset (Refer Note 1.5).

Ongoing rehabilitation cost

The cost of the ongoing current programmes to prevent and control pollution is charged against income as incurred.

Impala Pollution, Rehabilitation and Closure Trust Fund

Contributions are made to this trust fund, created in accordance with statutory requirements, to provide for the estimated cost of rehabilitation during and at the end of the life of Impala Platinum Limited's mines. Income earned on monies paid to the trust is accounted for as investment income. The trust investments are included under held-to-maturity-investments.

The group has control over the trust and it is consolidated as a special purpose entity.

1.19 Employee benefits

Defined benefit and defined contribution retirement plans

The group operates or participates in a number of defined benefit and defined contribution retirement plans for its employees. The pension plans are funded by payments from the employees and by the relevant group companies and contributions to these funds are expensed as incurred. The assets of the different plans are held by independently managed trust funds. These funds are governed by either the South African Pension Fund Act of 1956 or Zimbabwean law. The defined benefit plans are multi-employer plans, where sufficient information is not available to account for them as defined benefit plans; they are in substance accounted for as defined contribution plans. Defined benefit plans are subject to actuarial valuations at intervals of no more than three years.

1 Summary of significant accounting policies (continued)

1.19 Employee benefits (continued)

Post-employment medical obligations

The group provides post-retirement healthcare benefits to qualifying employees and retirees. The expected costs of these benefits are accrued over the period of employment. Valuations of these obligations are carried out annually by independent qualified actuaries. Actuarial gains or losses as a result of these valuations, are recognised in the income statement as incurred.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Bonus plans

The group recognises a liability and an expense for bonuses based on a formula that takes into consideration production and safety performance. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

Equity-settled share option incentive scheme

The group's share option plan provides for the granting of options to key employees who are able to purchase shares in the holding company at a price equal to the average market price of the five trading days preceding the trading day preceding the date upon which the Remuneration Committee approved the granting of the options.

The scheme is administrated through the Impala Share Incentive Trust. Shares are issued to the trust as required. Employees are entitled to exercise their options at the option price.

The maximum number of share options outstanding in terms of the share scheme may not exceed 3.5% of the issued share capital of Impala Platinum Holdings Limited.

Vesting of options first occurs two years after the granting of the options, limited to a maximum of 25% of the total options granted. In subsequent years an additional 25% vests per year. All outstanding options expire 10 years from the date of granting the options.

Cash-settled share appreciation rights scheme

The group allocates to selected executives and employees notional shares in the holding company. These notional shares will confer the conditional right on a participant to be paid a cash bonus equal to the appreciation in the share price from the date of allocation to the date of surrender of the notional share. Notional shares are first surrenderable after two years of allocation to a maximum of 25% of the allocation. In subsequent years an additional 25% becomes surrenderable per year. All outstanding notional shares becomes surrenderable 10 years from date of allocation.

Measurement

Equity-settled share option incentive scheme

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined with reference to the fair value of the options granted on grant date and is expensed on a straight line basis over the vesting period. The fair value is determined by using the Binomial option valuation model and assumptions used to determine the fair value is detailed in Note 3. At each balance sheet date, the entity revises its estimates of the number of options expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement and a corresponding adjustment to equity, over the remaining vesting period.

Cash-settled compensation plans

The fair value of employee services received in exchange for the allocation of notional shares are recognised as an expense. A liability equal to the portion of the services received is determined and recognised at each balance sheet date. The Binomial option valuation model is used to determine the fair value and the assumptions are detailed in Note 3.

1 Summary of significant accounting policies (continued)

1.20 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and deferred income tax liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, post-retirement medical benefits, tax losses carried forward and fair value adjustments on assets acquired from business combinations.

1.21 Revenue recognition

Revenue comprises the fair value in respect of the sale of metals produced and metals purchased and toll income received by the group. Revenue is recognised when the risks and rewards of ownership, net of sales taxes and discounts, are transferred.

Sales of metals mined and metals purchased

Sales are recognised when a group entity has delivered products to the customer and collectibility of the related receivables is reasonably assured.

Toll income

Toll refining income is recognised at date of declaration or dispatch of metal from the refinery in accordance with the relevant agreements with customers.

Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. Interest income on impaired loans is recognised either as cash is collected or on a cost–recovery basis as conditions warrant.

Dividend income

Dividend income is recognised at the accrual date when the shareholder's right to receive payment is established.

Government assistance

Government assistance is accounted for by applying the income approach and recognised through profit and loss on an accrual basis, in as far as the conditions attached to such assistance will be met.

1.22 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The group is an integrated PGM and associated base metal producer. On a primary basis, the business segments are:
- mine-to-market primary PGM producer, including the marketing of metals produced by the group,
- toll refiner for third party material (Impala Refining Services) and
- investment and other.

1.23 Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the board of directors.

1 Summary of significant accounting policies (continued)

1.24 BEE transactions

This accounting policy relates to transactions where the group grants or sells equity instruments to people as defined in the context of empowerment in terms of the Broad-Based Black Economic Empowerment Act No 53 of 2003. The difference between the fair value and the selling price of the equity instruments granted or sold is accounted for as an expense through the income statement as a share-based compensation charge.

The fair value of the equity instruments is determined using the main assumptions as described in paragraph 3 'Critical accounting estimates and judgements for impairment of assets'.

2 Financial risk management

2.1 Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance. The group, from time to time, uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (group treasury/hedging committee) under policies approved by the board of directors, which identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The risk committee approves written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity.

2.1.1 Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage foreign exchange risk arising from future commercial transactions, recognised assets and liabilities, the group, from time to time, uses forward contracts within board approval limits. Group treasury/hedging committee is responsible for managing the net position in each foreign currency.

Securities price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the consolidated balance sheet as available-for-sale financial assets. Group treasury continually monitors this exposure.

Commodity price risk

The group is exposed to fluctuations in metal prices. From time to time, the group enters into metal forward sales contracts, options or lease contracts to manage the fluctuations in metal prices, thereby preserving and enhancing its revenue streams.

2.1.2 Credit risk

The group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The group has policies that limit the amount of credit exposure to any single financial institution.

The potential concentration of credit risk consists mainly of cash and cash equivalents, trade debtors and other receivables.

The group limits its counter party exposures from its money market investment operations by only dealing with well-established financial institutions of high quality credit standing. The credit exposure to any one counter party is managed by setting exposure limits which are reviewed regularly by the board of directors.

The group is exposed to credit-related losses in the event of non-performance by counter parties to derivative instruments. The counter parties to these contracts are major financial institutions. The group continually monitors its positions and the credit ratings of its counter parties and limits the amount of contracts it enters into with any one party.

Trade debtors comprise a number of customers, dispersed across different geographical areas. Regular credit evaluations are performed on the financial condition of these and other receivables. Trade debtors are presented net of the allowance for impairment.

2 Financial risk management (continued)
2.1 Financial risk factors (continued)
2.1.3 Interest rate risk
The group monitors its exposure to fluctuating interest rates. Cash and cash equivalents are primarily invested with short-term maturity dates. The group's primary exposure in respect of borrowings is detailed in Note 15. At 30 June 2006 (2005: nil), the group did not consider there to be any significant concentration of interest rate risk.

2.1.4 Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, group treasury/hedging committee aims to maintain flexibility in funding by keeping committed credit lines available.

2.2 Accounting for derivative financial instruments and hedging activities
The group's risk management policy on hedging is not prescriptive regarding the available financial instruments to be used, but financial limits and exposures are set by the board. Due to the limited extent of these hedges, hedge accounting is not applied and therefore changes in the fair value of any derivative instruments are recognised in the income statement immediately.

2.3 Fair value estimation
The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The listed market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

The carrying amounts of financial asset and liabilities approximate their fair values.

3 Critical accounting estimates and judgements
Estimates and judgements are continually re-evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of assets

The group tests whether assets have suffered any impairment, in accordance with the accounting policy stated in Note 1.8. The recoverable amounts of cash-generating units have been derived from value-in-use calculations, or fair value less cost to sell. These calculations require the use of estimates of future commodity prices and exchange rates. Estimates are based on management's interpretation of market forecasts.

The main assumptions include:
- long-term real revenue per platinum ounce sold of R7,850 (2005: R6,700) and
- long-term real discount rate, a range of 8.0% to 10.0% (2005: 8.0% to 10.0%) for South African and 13.0% to 15.0% (2005: 13.0% to 15.0%) for Zimbabwean cash flows.

Changes to these assumptions contributed to the reversal of an impairment provision (refer Note 5).

3 Critical accounting estimates and judgements (continued)

Provisions

Provisions for post-retirement medical liability and future rehabilitation cost have been determined, based on calculations which require the use of estimates (Notes 17, 18).

Post-employment medical benefits

Actuarial parameters used by independent valuators assume 6.37% (2005: 5.88%) as the long-term medical inflation rate and an 8.5% (2005: 8.0%) risk free interest rate corresponding to the yields on long-dated high-quality bonds.

Future rehabilitation obligation

The net present value of current rehabilitation estimates is based on the assumption of a long-term real interest rate of 4.0% (2005: 4.0%)

Share-based payments

The measurement of the fair value of employee services received as consideration for equity instruments of the company, is calculated using the Binomial option pricing model. The average inputs into this model are as follows:

	Equity settled share option scheme		Cash settled share appreciation scheme	
	2006*	2005	**2006**	2005
Weighted average share price on grant date (R/share)	**562.05**	562.05	**701.5**	527.59
Weighted average share price on valuation date[1] (R/share)	**562.05**	562.05	**1,319.82**	597.00
Weighted average exercise price[2] (R/share)	**502.51**	502.51	**623.68**	508.87
Volatility[3]	**42.03**	42.03	**40.36**	29.44
Dividend yield (%)	**5.75**	5.75	**2.12**	3.45
Risk-free interest rate (%)	**10.43**	10.43	**8.12**	7.67

1 Weighted average share price for valuation of equity settled shares is calculated taking into account the market price on all grant dates. The value of cash settled share appreciation rights are calculated at year end based on the year end closing price.

2 The weighted average exercise price for equity settled and cash settled shares is calculated taking into account the exercise price on each grant date.

3 Volatility for equity- and cash-settled shares is the four hundred-day moving average historical volatility on Implats shares on each grant date.

* The share option scheme was closed to future grants with effect from October 2004.

Financial liabilities

The fair value on derivative instruments is calculated at year end. The fair value of the forward sales contract is determined by using platinum lease rates and the London Interbank Offer Rate (LIBOR) on date of sale and the rand/$ exchange rate at year-end:

4 Segment information

Segment reporting

Primary reporting format – business segments

(All amounts in rand millions unless otherwise stated)

Year ended 30 June 2006

	Mining segment				Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
	Impala	Marula	Zimplats	Mimosa					
Sales from:									
Metals mined	11,054.4			111.7	11,166.1				11,166.1
Metals purchased	5,810.5				5,810.5	6,047.2		(5,662.5)	6,195.2
Toll income						174.4		(35.5)	138.9
Inter-company concentrate sales		511.1	1,037.9	324.3	1,873.3			(1,873.3)	
Total sales	16,864.9	511.1	1,037.9	436.0	18,849.9	6,221.6		(7,571.3)	17,500.2
Segment operating expenses for:									
Metals mined	5,565.6	416.2	613.7	221.4	6,816.9			(35.5)	6,781.4
Metals purchased	5,724.3				5,724.3	6,137.7		(7,535.8)	4,326.2
Other cost						238.6			238.6
Gross cost	11,289.9	416.2	613.7	221.4	12,541.2	6,376.3		(7,571.3)	11,346.2
(Increase)/decrease in metal inventories	(363.6)		(7.5)	(14.4)	(385.5)	(1,039.8)		264.3	(1,161.0)
Cost of sales	10,926.3	416.2	606.2	207.0	12,155.7	5,336.5		(7,307.0)	10,185.2
Gross profit	5,938.6	94.9	431.7	229.0	6,694.2	885.1		(264.3)	7,315.0
Net foreign exchange transaction (losses)/gains	(31.8)	15.6	(4.6)	6.9	(13.9)	191.6	0.1		177.8
Other operating (expenses)/gains	(169.5)	(30.1)	(41.5)	(17.3)	(258.4)	48.1	(34.9)	2.9	(242.3)
Share of profit of associates							114.8		114.8
Royalty expense	(811.3)	(10.7)	(19.7)	(10.1)	(851.8)				(851.8)
BEE compensation charge		(95.3)			(95.3)				(95.3)
Reversal of impairment of assets		583.1			583.1				583.1
Profit before tax	4,926.0	557.5	365.9	208.5	6,057.9	1,124.8	80.0	(261.4)	7,001.3
Income tax expense	(1,575.7)	(154.9)	(60.8)	(33.7)	(1,825.1)	(409.8)	(435.0)	53.7	(2,616.2)
Profit for the year	3,350.3	402.6	305.1	174.8	4,232.8	715.0	(355.0)	(207.7)	4,385.1

4 Segment information (continued)

Segment reporting

Primary reporting format – business segments — Year ended 30 June 2006

(All amounts in rand millions unless otherwise stated)

		Mining segment				Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
		Impala	Marula	Zimplats	Mimosa					
Additional segment information										
Segment assets		13,690.6	1,374.8	1,761.4	574.9	17,401.7	3,811.1	923.9		22,136.7
Associates										1,167.9
Total assets										23,304.6
Segment liabilities		5,588.1	388.1	452.2	90.8	6,519.2	2,408.0	91.8		9,019.0
Unallocated liabilities										220.7
Total liabilities										9,239.7
Other segment items										
Capital expenditure		1,600.5	291.2	252.5	104.2	2,248.4				2,248.4
Reversal of impairment of assets			583.1			583.1				583.1
Depreciation and amortisation		509.0	37.4	55.8	21.0	623.2	0.6			623.8
Statistical information										
Total metals produced:										
Platinum	(000 oz)	1,125				1,125	721			1,846
Palladium	(000 oz)	492				492	497			989
Rhodium	(000 oz)	129				129	113			242
Nickel	(000 tonnes)	7.9				7.9	7.7			15.6
PGM in concentrate produced per entity and included in IRS refined metal	(000 oz)		103.8	195.6	75.3					
Gross margin analysis										
Metals mined	(%)	52.9								52.9
Metals purchased										
– Impala	(%)	1.5								1.5
– IRS	(%)						14.2			14.2
Inter-company concentrate sales	(%)		18.6	41.6	52.5					34.0

4 Segment information (continued)

Segment reporting

Primary reporting format – business segments

(All amounts in rand millions unless otherwise stated)

Year ended 30 June 2005

	Mining segment				Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
	Impala	Marula	Zimplats	Mimosa					
Sales from:									
Metals mined	8,396.8			89.8	8,486.6				8,486.6
Metals purchased	3,643.8				3,643.8	3,892.2		(3,630.7)	3,905.3
Toll income						180.1		(31.2)	148.9
Inter-company concentrate sales		237.0	696.1	215.0	1,148.1			(1,148.1)	–
Total sales	12,040.6	237.0	696.1	304.8	13,278.5	4,072.3		(4,810.0)	12,540.8
Segment operating expenses for:									
Metals mined	4,978.9	360.4	567.5	219.3	6,126.1			(31.2)	6,094.9
Metals purchased	3,632.1				3,632.1	3,635.6		(4,778.8)	2,488.9
Other cost						188.8			188.8
Gross cost	8,611.0	360.4	567.5	219.3	9,758.2	3,824.4		(4,810.0)	8,772.6
(Increase)/decrease in metal inventories	(103.2)		(10.2)	(5.2)	(118.6)	(363.9)		27.7	(454.8)
Cost of sales	8,507.8	360.4	557.3	214.1	9,639.6	3,460.5		(4,782.3)	8,317.8
Gross profit	3,532.8	(123.4)	138.8	90.7	3,638.9	611.8		(27.7)	4,223.0
Net foreign exchange transaction gains/(losses)	33.5	1.7	3.0	0.7	38.9	112.6	(119.0)		32.5
Other operating (expenses)/ gains	(189.8)	0.4	28.7	12.8	(147.9)	98.4	218.3		168.8
Share of profit of associates							203.7		203.7
Royalty expense	(388.8)	(6.0)	(13.0)	(7.1)	(414.9)				(414.9)
Profit from sale of investments							3,155.0		3,155.0
Impairment of assets		(1,033.8)			(1,033.8)				(1,033.8)
Profit before tax	2,987.7	(1,161.1)	157.5	97.1	2,081.2	822.8	3,458.0	(27.7)	6,334.3
Income tax expense	(910.7)	205.7	(26.1)	(2.4)	(733.5)	(284.6)	(62.3)		(1,080.4)
Profit for the year	2,077.0	(955.4)	131.4	94.7	1,347.7	538.2	3,395.7	(27.7)	5,253.9
Additional segment information									
Segment assets	13,299.4	1,326.6	1,487.9	603.7	16,717.6	2,778.5	419.1		19,915.2
Associates									901.2
Total assets									20,816.4
Segment liabilities	4,164.4	21.2	225.1	95.4	4,506.1	1,937.6	21.9		6,465.6
Unallocated liabilities									80.7
Total liabilities									6,546.3

4 Segment information (continued)

Segment reporting

Primary reporting format – business segments — Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)

	Mining segment				Total mining segment	Refining services segment	Investment and other segment	Inter segment adjustment	Total
	Impala	Marula	Zimplats	Mimosa					
Other segment items									
Capital expenditure	1,696.8	117.7	143.8	50.5	2,008.8				2,008.8
Impairment of assets		(1,033.8)			(1,033.8)				(1,033.8)
Depreciation and amortisation	493.9	66.3	76.7		636.9	0.6			637.5
Statistical information:									
Total metals produced									
Platinum (000 oz)	1,115				1,115	733			1,848
Palladium (000 oz)	515				515	514			1,029
Rhodium (000 oz)	130				130	104			234
Nickel (000 tonnes)	7.9				7.9	8.1			16.0
PGM in concentrate produced per entity and included in IRS refined metal (000 oz)		77.0	187.0	68.9					
Gross margin analysis									
Metals mined (%)	41.9								41.9
Metals purchased									
– Impala (%)	0.3								0.3
– IRS (%)						15.0			15.0
Inter-company concentrate sales (%)		(52.1)	19.9	29.8					8.4

Notes to business segment analysis:

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives held for trading or designated as hedges of borrowings.

Segment liabilities comprise operating liabilities. They exclude items such as corporate borrowings.

Capital expenditure comprises additions to property, plant and equipment (Note 5), including additions resulting from acquisitions through business combinations.

Sales

Metals mined

Reflect the mine-to-market sales primarily from the Impala Rustenburg mining operations.

Metals purchased

Revenue from metals purchased is recognised within two separate legal entities:

- for Impala Platinum this incorporates sales of metals purchased principally from IRS R5,662.5 million (2005: R3,630.7 million).
- for IRS this includes sales from purchases of metals from third party refining customers. The majority of sales are to Impala Platinum, and a portion directly to the market.

Toll income

Fees earned by IRS for treatment of metals from third party refining customers.

Inter-company concentrate sales

Comprises sales of concentrate from Marula and Zimbabwe mining activities to IRS.

(All amounts in rand millions unless otherwise stated)

	Year ended 30 June	
	2006	**2005**

4 Segment information (continued)

Segment operating expenses for:

Gross cost

Comprises total costs associated with the mining, refining and purchase of metals.

Inter-segment adjustments

Elimination of inter-segment sales, purchases and unrealised profit in the group.

Inter-segment transfers

Inter-segment transfers are based on market related prices.

Secondary reporting format – geographical segments

Although the group's business segments are managed on a worldwide basis, they operate in two geographical areas.

South Africa is the home country of the parent company and the main operating company. The areas of operation are principally mining and toll refining activities in South Africa and Zimbabwe.

	2006	2005
Analysis of sales by destination		
Main products		
Asia	5,233.4	3,762.3
North America	4,769.5	3,542.9
Europe	2,977.9	1,715.2
South Africa	2,173.3	726.9
	15,154.1	9,747.3
By-products		
South Africa	1,123.1	1,972.5
North America	549.1	429.9
Asia	333.2	134.7
Europe	201.8	107.5
	2,207.2	2,644.6
Toll income		
South Africa	58.1	101.4
North America	80.8	47.1
Asia	–	0.1
Europe	–	0.3
	138.9	148.9
	17,500.2	12,540.8

Sales and the toll income are allocated according to the country in which the customer is located. The Zimbabwean operations did not contribute more than 10% of consolidated sales.

	2006	2005
Analysis of sales by category		
Sales of goods		
Precious metals	15,687.8	10,892.9
Base metals	1,673.5	1,499.0
Revenue from services		
Toll refining	138.9	148.9
	17,500.2	12,540.8

(All amounts in rand millions unless otherwise stated)

4 Segment information (continued)

Other segment information

	Sales 2006	Sales 2005	Total assets 2006	Total assets 2005
South Africa	17,388.5	12,451.0	20,234.6	17,747.2
Zimbabwe	111.7	89.8	1,761.4	2,013.8
Other			140.7	154.2
Investment in associates			1,167.9	901.2
	17,500.2	12,540.8	23,304.6	20,816.4

Total assets and capital expenditure are allocated according to the location of the asset.

Sales are allocated based on the country in which the sale originates.

5 Property, plant and equipment

	Shafts, mining development and infrastructure	Metallurgical and refining plants	Land, buildings and mineral rights	Assets under construction[1]	Other assets	Total
Cost						
Balance at 30 June 2005	6,571.5	3,704.2	1,947.7	564.0	1,636.7	**14,424.1**
Exchange adjustment on translation of foreign subsidiaries and joint venture	35.9	49.1	11.9	18.5	38.6	**154.0**
Additions	845.1	181.8	45.9	926.7	248.9	**2,248.4**
Transfer from assets under construction	44.4	–	–	(44.4)	–	**–**
Disposals	(48.9)	(27.2)	(26.5)	–	(3.7)	**(106.3)**
Balance at 30 June 2006	7,448.0	3,907.9	1,979.0	1,464.8	1,920.5	**16,720.2**
Accumulated amortisation and impairment						
Balance at 30 June 2005	2,925.1	799.6	60.9	–	603.5	**4,389.1**
Exchange adjustment on translation of foreign subsidiaries and joint venture	6.1	9.9	1.1	–	7.8	**24.9**
Charge for the year	373.7	127.8	2.5	–	119.8	**623.8**
Reversal of impairment of assets	(364.9)	–	(218.2)	–	–	**(583.1)**
Disposals	(1.0)	(1.0)	–	–	(2.6)	**(4.6)**
Balance at 30 June 2006	2,939.0	936.3	(153.7)	–	728.5	**4,450.1**
Carrying value at 30 June 2006	**4,509.0**	**2,971.6**	**2,132.7**	**1,464.8**	**1,192.0**	**12,270.1**
Carrying value at 30 June 2005	3,646.4	2,904.6	1,886.8	564.0	1,033.2	**10,035.0**

[1] Assets under construction consist mainly of capital expenditure on the Ngezi Portal 2 Underground mine project in Zimbabwe, as well as 16- and 20 shafts at Impala Platinum Limited and the Marula mine.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005
5 Property, plant and equipment (continued)		
The table below enables comparison of property, plant and equipment to disclosure of the previous year.		
Cost		
Opening book amount	14,424.1	12,347.7
Exchange adjustment on translation of foreign subsidiaries and joint venture	154.0	108.5
Additions	2,248.4	2,008.8
Disposals	(106.3)	(40.9)
	16,720.2	14,424.1
Accumulated amortisation and impairment		
Opening book amount	4,389.1	2,712.1
Exchange adjustment on translation of foreign subsidiaries and joint venture	24.9	14.7
Charge for the year	623.8	637.5
Reversal of (impairment)/impairment of assets	(583.1)	1,033.8
Disposals	(4.6)	(9.0)
	4,450.1	4,389.1
Net book amount	12,270.1	10,035.0

The recoverable amount of a cash generating unit (CGU) is derived from value-in-use calculations or fair value less cost to sell. The calculations use cash flow projections, based on the life-of-mine plan, where cash flow estimates are subject to risks and uncertainties regarding future metal prices, exchange rates and input cost.

During the group's business planning cycle, the long term assumptions regarding metal prices and the improvement in mining and processing at the Marula Mine indicated that the total impairment provision for this CGU was no longer necessary, therefore an amount of R583.1 million was reversed, leaving a provision of R450.7 million.

	2006	2005
Long-term real key assumptions (Marula specific)		
Revenue per platinum ounce sold (R)	7,850	6,450
Real discount rate (%)	8.0	8.0
Commitments in respect of property, plant and equipment		
Commitments contracted for	2,338.6	2,595.5
Approved expenditure not yet contracted for	9,517.6	6,877.9
	11,856.2	9,473.4
Not later than 1 year	3,523.5	2,191.8
Later than 1 year not later than 5 years	6,777.0	7,268.4
Later than 5 years	1,555.7	13.2
	11,856.2	9,473.4

This expenditure will be funded internally and, if necessary, from borrowings.

(All amounts in rand millions unless otherwise stated)

	Year ended 30 June 2006	2005
6 Investments in associates		
i) Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)		
Share of post-acquisition retained income	–	3,082.4
Shares at cost	–	430.8
Accumulated amortisation of goodwill arising on acquisition	–	(102.9)
Dividends received	–	(1,776.6)
Sale of investment	–	(1,633.7)
Net book amount	–	–
ii) Two Rivers Platinum (Proprietary) Limited		
Share of results	0.7	–
Shares at cost	45.0	45.0
Shareholder's loan	505.8	354.1
Net book amount	551.5	399.1

Shares, beneficially owned in the company involved in the business of mining and marketing of PGMs.

Stockpiling of ore has commenced prior to commissioning of the concentrator plant.

Impala Platinum Holdings Limited has provided a guarantee to Absa Bank Limited and Nedbank Limited for its share of the borrowing by Two Rivers Platinum (Proprietary) Limited until such time as the technical completion tests of the project have been met. At 30 June 2006 the exposure under this guarantee amounts to R210.6 million (2005: nil).

	2006	2005
Shareholding		
Number of shares		
Ordinary shares	270	270
Effective holding: 45.0%		

There was no change in the percentage interest in the associate during the year ended 30 June 2006.

	2006	2005
Summarised balance sheet as at 30 June		
Capital and reserves	101.3	102.0
Non-current liabilities	1,657.2	788.1
Current liabilities	142.8	26.4
	1,901.3	916.5
Non-current assets	1,789.7	860.0
Current assets	111.6	56.5
	1,901.3	916.5

The results of the associate are based on audited financial statements.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005
6 Investments in associates (continued)		
iii) Aquarius Platinum (South Africa) (Proprietary) Limited		
Share of results	197.6	56.1
Unearned profit in the group	(43.8)	(16.4)
Share of revaluation reserve	0.2	–
	154.0	39.7
Shares at cost	43.5	43.5
Shareholder's loan	418.9	418.9
Net book amount	616.4	502.1

Impala Platinum Holdings Limited provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of nil (2005: R146.3 million), of which nil (2005: nil) had been utilised at year end. The guarantee expired in financial year 2006.

Shares, beneficially owned in the company involved in the business of mining and marketing of PGMs.

	2006	2005
Shareholding		
Number of ordinary shares	280	280
Effective holding: 20.0% (2005: 20%)		
Summarised balance sheet as at 30 June		
Capital and reserves	1,154.0	441.6
Non-current liabilities	2,900.8	2,496.9
Current liabilities	879.2	465.6
	4,934.0	3,404.1
Non-current assets	3,051.8	2,576.6
Current assets	1,882.2	827.5
	4,934.0	3,404.1

The results of the associate for the year are based on audited financial statements.

	2006	2005
Summary of investments in associates		
Two Rivers Platinum (Proprietary) Limited	551.5	399.1
Aquarius Platinum (South Africa) (Proprietary) Limited	616.4	502.1
Total investments in associates	1,167.9	901.2

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	2006	2005

7 Available-for-sale financial investments

	2006	2005
Investment in listed shares		
Comprises shares in the following listed company		
Aquarius Platinum Limited		
Beginning of the year	261.7	171.7
Exchange differences	29.6	38.7
Share price movement	455.1	51.3
End of the year	746.4	261.7

During the year, the group maintained its strategic shareholding in Aquarius Platinum Limited, holding 7,141,966 shares (2005: 7,141,966) which amounts to approximately 8.6% (2005: 8.6%) of the issued share capital of that company. The company is listed on the Australian Stock Exchange, the London Stock Exchange and the JSE Limited. The fair value of these shares as at the close of business on 30 June 2006 by reference to stock exchange quoted prices and closing exchange rates was R746.4 million (2005: R261.7 million).

	2006	2005
Investment in unlisted shares		
Shares beneficially owned in the under mentioned concern at fair value:		
Silplat (Proprietary) Limited	14.7	14.7
Total available-for-sale-investments	761.1	276.4

8 Held-to-maturity-investments

	2006	2005
Investment in interest-bearing instruments	108.2	99.3

The investment is held through the Impala Pollution, Rehabilitation and Closure Trust Fund (Note 18). The fund is an irrevocable trust under the group's control. The funds are invested primarily in interest-bearing instruments.

9 Other receivables

	2006	2005
Loans		
BEE companies	513.7	617.5
Amortisation of fair value adjustment/(fair value adjustment) (Note 28)	43.5	(103.8)
	557.2	513.7
Barplats Investments Limited	36.3	73.0
Less: current portion of loan (Note 11)	(36.3)	(36.5)
	–	36.5
	557.2	550.2

Black economic empowerment companies

As an integrated part of the sale of the group's share in Lonplats, an amount of R617.5 million was made available as loans in 2005 to the following BEE companies in equal amounts:

- Thelo Incwala Investments (Proprietary) Limited (previously Andisa Incwala Investments (Proprietary) Limited),
- Dema Incwala Investments (Proprietary) Limited and
- Vantage Capital Incwala Investments (Proprietary) Limited.

These loans are repayable within 5 to 7 years and are structured into interest free and interest bearing. The interest-bearing loans bear interest in years 3 and 4 at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 1% in year 5 at JIBAR plus 2% and thereafter at JIBAR plus 3%. The loans are secured by a guarantee from Lonmin plc. In terms of the group's accounting policy these loans were fair valued on initial recognition using the effective interest rate method.

(All amounts in rand millions unless otherwise stated)

	Year ended 30 June 2006	2005
9 Other receivables (continued)		
Barplats Investments Limited		
The Barplats Investments Limited loan bears interest at JIBAR plus 3% nominal annual, compounded monthly in arrears. The loan is repayable during the 2007 financial year. The loan is secured by a mortgage bond over property.		
Prepayments		
Royalty prepayment	63.9	68.8
Charged to the income statement during the year	(4.9)	(4.9)
	59.0	63.9
Less: current portion of prepayment (Note 11)	(4.9)	(4.9)
	54.1	59.0
Royalty prepayment represents the payment of royalties settled through an issue of shares to the mineral right holders of the Impala mining lease area during 1999.		
Total other receivables	611.3	609.2

10 Inventories

	2006	2005
Refined metal		
At cost	514.7	461.9
At fair value less cost to sell	71.1	46.3
	585.8	508.2
In-process metal	2,124.3	1,030.8
Exchange adjustment on translation of foreign subsidiaries	6.1	10.1
Metal inventories	2,716.2	1,549.1
Stores and materials inventories	219.8	172.0
	2,936.0	1,721.1

11 Trade and other receivables

	2006	2005
Trade receivables	2,427.8	2,219.6
Receivables from related parties (Note 41)	486.8	341.9
South African Revenue Services (Value Added Tax)	263.3	97.6
Employee receivables	126.5	92.1
Advances and loan facilities provided to related parties (Note 41)	107.2	340.6
Prepayments	71.8	24.9
Interest receivable	38.2	21.6
Current portion of loans (Note 9)	36.3	36.5
Other receivables	22.8	10.2
Current portion of royalty prepayment (Note 9)	4.9	4.9
	3,585.6	3,189.9

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005

11 Trade and other receivables (continued)

Trade and other foreign receivables include advances of R1,468.9 million (2005: R1,373.9 million) to customers which are secured by in-process metal inventories held as collateral against these advances.

The uncovered foreign currency denominated balances, included above, were as follows:

	2006	2005
Trade and other receivables (US$ million)	335.5	300.9

The credit exposures by country are as follows:

	2006	2005
South Africa	1,053.4	749.0
North America	964.6	1,255.2
Asia	232.8	120.7
Europe	177.0	94.7
	2,427.8	2,219.6

Other receivables represent primarily a South African exposure.

12 Cash and cash equivalents

	2006	2005
Short-term bank deposits	1,500.0	3,541.1
Cash at bank	364.4	443.2
	1,864.4	3,984.3

The weighted average effective interest rate on short-term bank deposits was 6.9% (2005: 7.4%) and these deposits have a maximum maturity of 90 days (2005: 90 days).

The uncovered foreign currency denominated balances as at 30 June were as follows:

	2006	2005
Bank balances (US$ million)	32.4	102.1

The currency exposures by country are as follows:

	2006	2005
South Africa	1,426.9	3,826.6
Europe	120.4	134.0
Zimbabwe	300.8	6.9
Asia	2.1	1.8
Mauritius	14.2	15.0
	1,864.4	3,984.3

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005
13 Share capital		
Share capital and share premium		
Authorised amount	20.0	20.0

The total authorised ordinary share capital comprise 100 million (2005: 100 million) shares with a par value of 20 cents each. All issued shares are fully paid.

	Number of shares issued (million)	Ordinary shares (R million)	Share premium (R million)	Treasury shares (R million)	**Total (R million)**
At 30 June 2004	66.613	13.3	644.6		**657.9**
Issued by the share option scheme	0.155	0.1	53.2		**53.3**
Treasury shares purchased	(1.230)			(613.1)	**(613.1)**
Cost of equity compensation plan			22.3		**22.3**
At 30 June 2005	65.538	13.4	720.1	(613.1)	**120.4**
Issued by the share option scheme	0.412	0.0	213.9		**213.9**
Cost of equity compensation plan			28.3		**28.3**
At 30 June 2006	65.950	13.4	962.3	(613.1)	**362.6**

Up to 10% of the unissued shares may be issued by the directors at their discretion until the next annual general meeting. The Directors' report sets out additional details in respect of the share option scheme (page 109).

The group acquired through a subsidiary 1,230,622 of its own shares in 2005, in terms of an approved share buy-back scheme, through purchases on the JSE for an amount of R613.1 million at an average price of R498.22 per share. The shares are held as 'treasury shares' which reduces shareholders' equity.

Share options

Movement in the number of share options outstanding was as follows:

	2006		2005	
	Number (000)	**Weighted average exercise price R**	Number (000)	Weighted average exercise price R
At beginning of year	**877.6**	**524.66**	1,094.4	501.82
Granted	**–**	**–**	141.5	509.07
Exercised	**(411.8)**	**511.72**	(155.3)	348.38
Expired	**(0.4)**	**599.57**	(1.5)	599.57
Forfeited	**(23.0)**	**531.38**	(201.5)	525.00
At end of year	**442.4**	**536.55**	877.6	524.66
Exercisable	**44.6**	**494.07**	224.0	521.95
Not yet exercisable	**397.8**	**543.14**	653.6	524.49
	442.4	**536.55**	877.6	524.66

Refer to the Directors' report on page 114 for details on share options held by directors and key management personnel.

(All amounts in rand millions unless otherwise stated)

13 Share capital (continued)

Share options (continued)

The number of shares held by the Trust at year end totalled 563 (2005: 77,003).

Share options outstanding (number in thousands) at the end of the year have the following terms:

Option price rand per share	Vesting years 2001 – 2003	2004	2005	2006	2007	2008	2009	2010	**Total number**
146.00		0.8							**0.8**
200.00	0.3	0.3	0.6						**1.2**
344.00				0.9					**0.9**
381.00			0.4	3.7	6.2	6.2			**16.5**
401.00					4.5	4.5			**9.0**
430.30				4.0	4.0	4.0	4.0		**16.0**
461.68					2.0	2.0	2.0	2.0	**8.0**
475.25					1.2	1.2	1.2	1.1	**4.7**
483.48					2.4	2.4	2.4	2.4	**9.6**
484.10			0.5	0.5	12.9	12.9			**26.8**
505.25					2.4	2.4	2.4	2.3	**9.5**
507.00	0.6	2.0	2.4	7.2	42.8				**55.0**
507.12				4.8	9.1	9.1	9.0		**32.0**
515.82				0.5	4.3	4.3	4.2		**13.3**
522.00				0.5	0.4				**0.9**
536.37					4.7	4.7	4.7	4.7	**18.8**
539.40					0.9	0.9	0.9		**2.7**
544.25					1.0	1.0	1.0	1.0	**4.0**
556.00				3.8	4.1				**7.9**
568.99					0.5	0.5			**1.0**
579.00				0.3	2.1	2.1			**4.5**
587.00				2.6	14.9	14.9	14.9		**47.3**
589.99				0.2	0.9	0.9			**2.0**
594.25				2.7	13.5	13.5			**29.7**
600.00				4.5	55.4	55.4			**115.3**
611.48				0.5	1.5	1.5	1.5		**5.0**
Total 2006	**0.9**	**3.1**	**3.9**	**36.7**	**191.7**	**144.4**	**48.2**	**13.5**	**442.4**
Total 2005	20.4	46.2	157.5	218.4	208.4	158.4	53.5	14.8	**877.6**

The share option scheme was closed to future grants with effect from October 2004.

	Year ended 30 June	
(All amounts in rand millions unless otherwise stated)	2006	2005

14 Other reserves

	Fair value adjustment: investments	Translation of foreign subsidiaries	Acquisition equity adjustment	Total
Balance 1 July 2004	152.0	(427.6)	(350.7)	(626.3)
Revaluation (Note 7)	90.0			90.0
Deferred tax charged to equity (Note 16)	(13.4)			(13.4)
Currency translation differences		103.2		103.2
Deferred tax charged to equity (Note 16)		(30.6)		(30.6)
Additional shares acquired in Zimplats Holdings Limited (Note 40)			(29.0)	(29.0)
Balance 30 June 2005	228.6	(355.0)	(379.7)	(506.1)
Revaluation (Note 7)	484.7			484.7
Deferred tax charged to equity (Note 16)	(70.3)			(70.3)
Currency translation differences		152.2		152.2
Deferred tax charged to equity (Note 16)		(41.5)		(41.5)
Additional shares acquired in Zimplats Holdings Limited (Note 40)			(0.5)	(0.5)
Share in revaluation reserve of associate (Note 6)			0.2	0.2
BEE compensation charge from sale of shares in Marula Platinum Limited (Note 32)			95.3	95.3
Balance 30 June 2006	643.0	(244.3)	(284.7)	114.0

15 Borrowings

	2006	2005
Current		
Absa Bank Limited	11.3	3.3
Non-current		
Absa Bank Limited	11.3	–
Total borrowings	22.6	3.3

The Absa Bank Limited loan, which is $ denominated, was obtained to finance the Zimplats Ngezi Phase 2 Project and is payable in bi-annual payments. The loan will be repaid by December 2007. The loan bears interest at LIBOR plus 3.25% per annum. The average interest rate during the year was 8.3% (2005: 8.75%). A political risk guarantee in favour of Absa Bank Limited for the facility made available to Zimbabwe Platinum Mines (Pvt) Limited is provided by Impala Platinum Holdings Limited. As at 30 June 2006, the guarantee amounted to R22.6 million (2005: R3.3 million).

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005

15 Borrowings (continued)

Effective interest rates for the year were as follows:	%	%
Bank loans (R)	7.38	7.40
Bank loans ($)	7.32	7.50

Borrowing powers

In terms of the articles of association of the companies in the group, the borrowing powers of the group are determined by the directors but are limited to ordinary shareholders' interest.

	2006	2005
Ordinary shareholders' interest	13,850.1	14,110.3
Currently utilised	22.6	3.3

16 Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2006	2005
Deferred tax liabilities – net		
Deferred tax assets:		
– Deferred tax asset to be recovered after more than 12 months	(318.6)	(259.7)
– Deferred tax asset to be recovered within 12 months	(27.9)	(13.1)
Deferred tax liabilities:		
– Deferred tax liability to be recovered after more than 12 months	3,076.6	2,476.6
– Deferred tax liability to be recovered within 12 months	192.7	177.3
	2,922.8	2,381.1

Deferred income taxes are calculated at the tax rates prevailing in the different fiscal authorities where the asset or liability originates.

The movement on the deferred income tax account is as follows:

	2006	2005
At the beginning of the year	2,381.1	2,262.5
Exchange adjustment on translation of foreign subsidiaries	8.9	4.6
Fair value adjustment to loans	–	(39.0)
Tax charged to equity (Note 14)	111.8	44.0
Income statement charge (Note 34)	421.0	109.0
Net deferred tax liability at the end of the year	2,922.8	2,381.1

Deferred tax assets and liabilities are attributable to the following items:

	2006	2005
Deferred tax liabilities		
Property, plant and equipment	3,163.6	2,621.1
Other	105.7	32.8
	3,269.3	2,653.9
Deferred tax assets		
Substantially long term provisions	(76.3)	(75.0)
Other	(270.2)	(197.8)
	(346.5)	(272.8)
Net deferred tax liability	2,922.8	2,381.1

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005

17 Provision for employee benefit obligations

Pension and provident plans

Independent funds provide pension and other benefits to all permanent employees and their dependants. At the end of the financial year the following funds were in existence:

- Impala Provident Fund
- Impala Platinum Refineries Provident Fund
- Impala Workers Provident Fund
- Impala Supplementary Pension Fund
- Sentinel Pension Fund (industry fund)
- Mine Employees Pension Fund (industry fund)
- Mining Industry Pension Fund Zimbabwe (industry fund)
- National Social Security Authority Scheme Zimbabwe (industry fund)
- Zimasco Pension Fund
- Novel Platinum Pension Fund

Post-employment medical benefits

The amounts recognised in the income statement were as follows:

	2006	2005
Movement in the liability recognised in the balance sheet:		
At beginning of year	59.7	62.3
Provided (Note 26)	3.0	2.9
Paid	(4.7)	(5.5)
At end of year	58.0	59.7

	2006	2005
Cash-settled share appreciation rights liability		
At beginning of year	4.9	–
Charge to income statement	125.5	4.9
Paid to employees during the year	(0.9)	–
At end of year	129.5	4.9

Share appreciation rights, net of options forfeited, were granted to employees during the year at an average exercise price of R1,031.51 per share (2005: R508.87) and expire during 2016 (2005: 2015).

Movement in the number of share appreciation rights outstanding was as follows (000):

	2006	2005
At beginning of year	400.0	–
Granted	249.7	400.0
Lapsed during the year	(61.0)	–
Paid to employees during the year	(10.2)	–
At end of year	578.5	400.0

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	2006	2005

17 Provision for employee benefit obligations (continued)

Share appreciation rights outstanding (000) at the end of the year have the following terms:

	Vesting years					Total
Price per share (R)	2007	2008	2009	2010	2011	number
461.68	1.6	1.6	1.6	1.6		6.4
498.91	0.8	0.8	0.8	0.8		3.2
507.12	7.6	7.6	7.6	7.6		30.4
509.97	85.4	84.9	84.9	84.9		340.1
603.10		0.3	0.3	0.3	0.3	1.2
710.55		0.7	0.7	0.7	0.7	2.8
880.90		14.3	14.3	14.3	14.3	57.2
817.87		0.2	0.2	0.2	0.2	0.8
880.50		0.8	0.8	0.8	0.8	3.2
953.32		0.5	0.5	0.5	0.5	2.0
1,029.17		0.1	0.1	0.1	0.1	0.4
1,046.62		0.2	0.2	0.2	0.2	0.8
1,195.35		32.5	32.5	32.5	32.5	130.0
Total 2006	**95.4**	**144.5**	**144.5**	**144.5**	**49.6**	**578.5**
Total 2005	100.0	100.0	100.0	100.0		400.0

The input parameters were the same as for the calculation of the share option scheme (refer Note 3)

The total intrinsic value was R397.7 million (2005: R35.3 million) as determined by the year end share price of R1,319.82 (2005: R597.00).

	2006	2005
Total employee benefit obligations	**187.5**	64.6

18 Provision for future rehabilitation

	2006	2005
At beginning of year	234.9	207.3
Exchange adjustment on translation of foreign subsidiaries	10.7	1.9
Present value of additional rehabilitation obligations	71.7	13.3
Charge to income statement (Note 29)	18.1	16.9
	335.4	239.4
Less: utilised during year	–	(4.5)
At end of year	335.4	234.9

Current cost rehabilitation estimate is R646.5 million (2005: R524.9 million)

The movement of the investment in the Impala Pollution, Rehabilitation and Closure Trust Fund, is as follows:

	2006	2005
At beginning of year	99.3	89.0
Interest accrued (Note 28)	8.9	10.3
At end of year	108.2	99.3

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005
18 Provision for future rehabilitation (continued)		
Future value of rehabilitation obligation	2,642.4	1,913.8
Future value of rehabilitation trust investment	(1,171.9)	(960.1)
Future net environmental rehabilitation obligation	1,470.5	953.7

The future value of the rehabilitation obligation was calculated by inflating the current rehabilitation cost over 25 years to an estimated future rehabilitation cost.

The future value of the rehabilitation trust investment was calculated by assuming that the present balance in the rehabilitation trust will be invested at the risk-free rate over 25 years. The shortfall will be funded by contributions to the trust.

Guarantees have been provided to the various provincial Minerals and Energy Departments (DME) to satisfy the requirements of the Mineral and Petroleum Resources Development Act with respect to environmental rehabilitation (Note 38).

	2006	2005
19 Derivative financial instruments		
New contracts at cost	–	–
Fair value movement (Note 28)	120.4	–
Realised	(17.0)	–
At end of year	103.4	–
Current	65.2	–
Non-current	38.2	–
	103.4	–

At 30 June 2006, the group had forward sales contracts of 48,000 platinum ounces. The fair value was determined using a standard forward sales contract valuation model by applying current market indicators. The group intends to settle the outstanding contracts in cash. There were no material metal futures, options or lease contracts in place (2005: nil).

	2006	2005
20 Trade and other payables		
Trade payables	2,272.8	2,107.1
Payables to related parties (Note 41)	1,176.0	566.6
Royalties payable	821.2	385.8
Forward commitments (Note 39)	206.0	306.7
Leave liability	228.7	188.6
Other payables	36.4	27.6
	4,741.1	3,582.4
The uncovered foreign currency denominated balances as at 30 June were as follows:		
Trade and other payables ($ million)	281.5	175.4
Forward commitments ($ million) (Note 39)	28.8	46.0
	310.3	221.4

Royalties payable

Comprises the accrual for royalty payments to the holders of mineral rights. The calculation is based on taxable mining income and is only finalised once that has been assessed by the South African Revenue Services. Payments are made in accordance with an agreed schedule.

Leave liability

Employee entitlements to annual leave are recognised on an ongoing basis. The liability for annual leave as a result of services rendered by employees is accrued up to the balance sheet date.

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	2006	2005

21 On-mine operations

On-mine costs exclude amortisation and comprise the following principal categories:

	2006	2005
Labour	2,546.5	2,253.6
Materials and other costs	1,978.5	1,664.9
Utilities	197.7	191.0
	4,722.7	4,109.5

22 Concentrating and smelting operations

Concentrating and smelting costs exclude amortisation and comprise the following principal categories:

	2006	2005
Labour	229.6	201.6
Materials and other costs	670.3	611.5
Utilities	229.7	230.2
	1,129.6	1,043.3

23 Refining operations

Refining costs exclude amortisation and comprise the following principal categories:

	2006	2005
Labour	262.6	215.2
Materials and other costs	224.2	230.9
Utilities	58.4	56.0
	545.2	502.1

24 Net foreign exchange transaction (gains)/losses

The exchange differences charged to the income statement are included as follows:

	2006	2005
Sales	(177.4)	(33.7)
Forward cover contracts	(0.4)	1.2
	(177.8)	(32.5)

25 Other operating expenses

Other costs comprise the following principal categories:

	2006	2005
Corporate costs	257.8	211.7
Selling and promotional expenses	82.2	107.2
	340.0	318.9

26 Employee benefit expense

	2006	2005
Employment costs		
Wages and salaries	2,915.7	2,638.4
Other post retirement benefits (Note 17)	3.0	-2.9
Pension costs – defined contribution plans	85.2	91.2
Share-based compensation	159.4	27.2
– Equity-settled (Note 13)	28.3	22.3
– Cash-settled	131.1	4.9
	3,163.3	2,759.7

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005
27 Other expenses/(income)		
Exploration expenditure	12.7	6.4
Government assistance – export incentive	–	(93.4)
Sale of toll refining and concentrate purchasing agreement	–	(101.6)
Sale of prospecting right [1]	(111.0)	–
Insurance commissions	(0.3)	(102.3)
Portion of carrying value of mining claims on the Hartley Complex exchanged for empowerment credits in Zimbabwe [2]	17.3	–
Ambatovy project [3]	193.1	–
Corporate, listing and other related costs	35.8	(1.3)
	147.6	(292.2)

[1] Profit on sale of the prospecting right in respect of the farm Spitzkop for R111 million.

[2] On 31 May 2006, the group announced an agreement reached with the government of Zimbabwe relating to the release of mining claims comprising 36% of Zimplats' resource base, with a market value of $153 million, in exchange for empowerment credits amounting to $102 million and a future payment of $51 million in cash or an equity stake in a joint venture. The charge represents the carrying value of the mining claims transferred in exchange for empowerment credits.

[3] On 30 November 2005, Implats advised that pursuant to its review of the Ambatovy Project, it had delivered a formal notice of withdrawal under the shareholders agreement. While there were still synergies with Implats' own nickel production cost profile, in Implats' view, the project as a whole did not meet Implats' hurdle rates. The amount written-off consisted of the following: investment in the project of R127.1 million and a bankable feasibility study cost of R66.0 million giving a total amount written-off of R193.1 million.

28 Other gains – net

Other gains consist of the following principal categories:

	2006	2005
Interest income		
Short-term bank deposits	346.1	202.3
Effective interest on fair value adjusted loans (Note 9)	43.5	30.7
Rehabilitation and closure trust fund (Note 18)	8.9	10.3
Loans and advances	7.0	1.8
Settlement discounts	9.7	11.4
Interest-bearing securities	3.8	–
Employee loans	6.3	5.8
Other	–	0.1
	425.3	262.4
Fair value loss on financial instruments	(22.0)	(17.1)
Fair value loss on forward metal sales (Note 19)	(120.4)	–
Dividends received	10.9	1.0
Metal lease fees	10.0	3.5
	(121.5)	(12.6)
Total other gains – net	303.8	249.8

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	2006	2005
29 Finance costs		
Bank borrowings	(40.1)	(37.2)
Other	(0.3)	(0.2)
Rehabilitation obligation – unwinding of the discount (Note 18)	(18.1)	(16.9)
	(58.5)	(54.3)
30 Share of profit of associates		
Two Rivers Platinum (Proprietary) Limited (Note 6 ii)	0.7	–
Aquarius Platinum (South Africa) (Proprietary) Limited (Note 6 iii)	114.1	(3.8)
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	–	207.5
	114.8	203.7
31 Sale of associate		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)		
Proceeds from disposal of share in Lonplats	–	4,919.8
Less: carrying value of investment	–	(1,633.7)
Less: fair value adjustment on BEE loans	–	(131.1)
	–	3,155.0
32 BEE compensation charge		
Marula Platinum Limited		
BEE compensation charge on sale of shares in Marula Platinum Limited (Note 14) [1]	95.3	–

[1] The group announced the signing of agreements with Tubatse Platinum (Pty) Limited, Marula Community Trust and Mmakau Mining (Pty) Limited relating to the acquisition of stakes in Marula Platinum Limited. The compensation charge represents the difference between the selling price of the shares and the fair value at 30 June 2006. Although the agreements were dated 1 July 2006, the transactions were in essence completed on 30 June 2006.

	2006	2005
33 Profit before tax		
The following items have been charged in arriving at profit before tax:		
Auditors' remuneration	4.9	5.1
Fees for audit services	3.9	3.9
Fees for other services	1.0	1.2
Amortisation of property, plant and equipment (Note 5)	623.8	637.5
Repairs and maintenance expenditure on property, plant and equipment	193.5	163.9
Operating lease rentals	3.1	2.0
Professional fees	49.0	28.1
Employee benefit expense (Note 26)	3,163.3	2,759.7
34 Income tax expense		
Current tax		
Mining	1,049.3	472.5
Non-mining	442.7	319.1
Prior year over provision	(64.9)	–
	1,427.1	791.6
Deferred tax (Note 16)		
Current year	421.0	178.8
Change in rate	–	(69.8)
	421.0	109.0

(All amounts in rand millions unless otherwise stated)

	Year ended 30 June 2006	2005
34 Income tax expense (continued)		
Capital gains tax	15.6	–
Secondary tax on companies	683.2	170.9
Foreign tax	69.3	8.9
	768.1	179.8
Tax for the year	2,616.2	1,080.4
The tax of the group's profit differs as follows from the theoretical charge that would arise using the basic tax rate for South African companies:		
	%	%
Normal tax rate for companies	29.0	29.0
Adjusted for:		
Disallowable expenditure	1.6	2.8
Exempt income	–	(14.4)
Capital gains tax	(0.2)	–
Prior year over provision	(0.9)	–
Effect of change in tax rate	–	(1.1)
Effect of different tax rates of associates	(0.5)	(0.9)
Effect of different tax rates of foreign subsidiaries	(1.4)	(1.0)
Secondary tax on companies	9.8	2.7
Effective tax rate	37.4	17.1

35 Earnings per share

Basic earnings per share is calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the year.

	2006	2005
Profit attributable to equity holders of the company	4,345.4	5,237.6
Weighted average number of ordinary shares in issue (millions)	65.768	66.129
Basic earnings per share (cents)		
From continuing operations	6,607	3,463
Profit from sale of investment in Lonplats	–	4,457
	6,607	7,920

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares as a result of share options granted to employees under the share option scheme. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2006	2005
Profit attributable to equity holders of the company	4,345.4	5,237.6
Weighted average number of ordinary shares in issue (millions)	65.768	66.129
Adjustments for share options (millions)	0.181	0.054
Weighted average number of ordinary shares for diluted earnings per share (millions)	65.949	66.183

(All amounts in rand millions unless otherwise stated)	2006	2005

35 Earnings per share (continued)

	2006	2005
Diluted earnings per share (cents)		
From continuing operations	6,589	3,460
Profit from sale of investment in Lonplats	–	4,454
	6,589	7,914

The calculation for headline earnings per share is based on the basic earnings per share calculation adjusted for the following items:

	2006	2005
Profit attributable to equity holders of the company	4,345.4	5,237.6
Adjustments net of tax:		
Sale of prospecting right	(95.7)	–
Sale of investment in Teba	(5.2)	–
Impairment (write back)/write down of assets	(421.6)	849.8
Sale of toll refining contract	–	(72.1)
Profit on sale of Lonplats	–	(3,155.0)
Investment in Ambatovy written off	127.1	–
Headline earnings	3,950.0	2,860.3
Headline earnings per share (cents)		
– basic	6,006	4,325
– diluted	5,989	4,322

36 Dividends per share

At the board meeting on 25 August 2006, a final dividend in respect of 2006 of 2,200 cents per share amounting to R1,523.2 million was approved. Secondary Tax on Companies (STC) on the dividend will amount to R190.4 million.

These financial statements do not reflect this dividend and related STC payable. The dividend will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2007.

	2006	2005
Dividends paid		
Final dividend No. 75 for 2005 of 1,800 (2004: 1,600) cents per share	1,181.9	1,062.6
Interim dividend No. 76 for 2006 of 1,000 (2005: 500) cents per share	661.9	332.2
Special dividend No. 2 for 2005 of 5,500 (2005: nil) cents per share	3,624.1	–
	5,467.9	1,394.8

Dividend cover relating to dividends paid and proposed in the financial year (excluding the special dividend).

	2006	2005
Based on net profit	2.0	3.4
Based on headline earnings (Note 35)	1.9	1.9

Dividend cover is calculated using headline earnings per share divided by the related dividend per share.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005
37 Cash generated from operations		
Reconciliation of net profit to cash generated from operations:		
Profit attributable to equity holders of the company	4,345.4	5,237.6
Adjustments for:		
Profit on disposal of associate (Note 31)	–	(3,155.0)
Minority interest	39.7	16.3
Income tax expense (Note 34)	2,616.2	1,080.4
Amortisation (Note 5, 33)	623.8	637.5
Fair value loss on financial instruments (Note 28)	22.0	17.1
Interest income (Note 28)	(425.3)	(262.4)
Dividend income (Note 28)	(10.9)	(1.0)
Finance cost (Note 29)	58.5	54.3
Share of results of associates (Note 30, 6)	(114.8)	(203.7)
Retirement benefit obligations (Note 17)	3.0	2.9
Payments made for post-retirement benefits (Note 17)	(5.6)	(5.5)
Payments made for rehabilitation (Note 18)	–	(4.5)
(Reversal of impairment)/impairment of assets (Note 5)	(583.1)	1,033.8
Equity compensation	153.8	27.2
Amortisation of prepaid royalty (Note 9)	4.9	4.9
BEE cost on sale of shares (Note 14)	95.3	–
Derivative financial instruments	103.4	–
Unrealised profit in stocks	264.3	–
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):		
Inventories	(1,198.5)	(481.2)
Trade and other receivables	(614.8)	(915.0)
Payables	37.8	32.6
Accruals	1,081.9	639.2
Cash generated from operations	6,497.0	3,755.5

38 Contingent liabilities and guarantees

Guarantees

At year end the group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

	2006	2005
Related party contingencies		
Aquarius Platinum (South Africa) (Proprietary) Limited (Note 6 iii)	–	146.3
Two Rivers Platinum (Proprietary) Limited (Note 6 ii)	210.6	–
Collateral security for employee housing and loans	2.7	3.2
Withholding tax on dividends	–	16.0
Department of Minerals and Energy (Note 18)	296.9	288.0
Eskom	17.2	17.2
Registrar of medical aids	5.0	5.0
Total guarantees	532.4	475.7

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	2006	2005

38 Contingent liabilities and guarantees (continued)

Contingencies

Impala Platinum Limited has received notice from the South African Revenue Services (SARS) that it will disallow an amount in respect of the 1999 financial year for the prepaid royalty to the Royal Bafokeng Nation. An amount of R159.2m consisting of penalties and interest was levied by the tax authorities. An official objection has been lodged by the company which maintains its position that this amount is not due to SARS.

BTX Mining, a contract miner for Barplats Investments Limited, has lodged a claim for an amount of R49.0 million against Impala Platinum Limited following the suspension of mining activities at Barplats' Crocodile River Mine. The company maintains its position that the claim lacks merit and therefore no amount is due to BTX Mining.

Owing to uncertainties regarding timing and amounts, if any, potential outflows cannot be quantified.

39 Commitments

Commitments at balance sheet date, but not recognised in the financial statements, are as follows:

	2006	2005
Operating lease rentals for mining accommodation		
Not later than 1 year	**2.8**	2.1
Later than 1 year not later than 5 years	**11.4**	10.1
Later than 5 years	**–**	6.2
	14.2	18.4

This expenditure will be funded internally and if necessary, from borrowings.

The forward commitments, recognised in the financial statements, are as follows:

Metal purchase commitments

From time to time, in order to finance third party refining, Impala Refining Services Limited sells refined metal, held on behalf of third parties, into the market with a commitment to repurchase at a later date.

	2006	2005
Fair value ($ million) (Note 20)	**28.8**	46.0
Fair value (R million) (not later than 1 year) (Note 20)	**206.0**	306.7

Refer Note 5 for disclosure on capital commitments

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005
40 Business combinations		
Zimplats Holdings Limited		
During the year a further 0.1 million (2005: 1.3 million) shares were acquired for an amount of R1.5 million (2005: R22.2 million) [AU$ 0.3 million (2005: AU$ 4.8 million)]		
A restructuring of the shareholding in the Zimplats group in 2005 resulted in 14.8 million shares being issued to Impala Platinum Holdings Limited for its holding in Zimbabwe Platinum Mines (Pvt) Limited. The total value of this transaction was R244.9 million. The percentage holding after these changes is 86.9% in Zimplats Holdings Limited.		
Details of the transactions are as follows:		
Purchase consideration:		
Cash paid	1.5	22.2
Transfer to investment in Zimplats Holdings Limited	–	244.9
	1.5	267.1
Value of investment in Zimbabwe Platinum Mines (Pvt) Ltd	–	(244.9)
Carrying value of minorities acquired	(1.0)	6.8
Movement in other reserves (Note 14)	0.5	29.0
41 Related party transactions		
The following transactions were carried out with related parties:		
Sales of goods and services to associates		
Sales of services		
Refining fees	0.2	9.8
Purchases of goods and services from associates		
Purchases of mineral concentrates	2,541.3	1,187.8
Key management compensation		
Key management compensation has been disclosed in the Directors' report.		
Year-end balances arising from sales/purchases of goods/services		
Payables to associates (Note 20)	1,176.0	566.6
Receivables from associates (Note 11)	486.8	341.9
Loans to related parties		
Loans to directors and key management of the company have been disclosed in the Directors' report.		
Loans to associates:		
Beginning of the year	340.6	245.8
Loans advanced during year	485.4	5,698.1
Loan repayments received	(720.2)	(5,604.5)
Interest charged	15.8	9.8
Interest received	(14.4)	(8.6)
End of the year (Note 11)	107.2	340.6

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	2006	2005

41 Related party transactions (continued)

Contingencies

Guarantees provided (Note 38)	210.6	146.3

Share options granted to directors

The aggregate number of share options granted to directors and key management is disclosed in the Directors' report.

42 Principal subsidiaries

The principal subsidiaries of the group are set out in Annexure A.

43 Interest in joint venture

The group has a 50% interest in a joint venture, Mimosa Investments Limited, which is involved in the business of mining PGMs. The following amounts represent the group's 50% share of the assets and liabilities and sales and results of the joint venture, and are included in the consolidated balance sheet and income statement:

	2006	2005
Property, plant and equipment	472.0	412.8
Current assets	176.4	88.8
	648.4	501.6
Provisions for liabilities and charges	(40.4)	(41.7)
Current liabilities	(50.4)	(53.7)
	(90.8)	(95.4)
Net assets	557.6	406.2
Sales	436.0	304.9
Inter-group sales are eliminated on consolidation.		
Profit before tax	208.5	97.5
Income tax expense	(33.7)	(2.4)
Profit after tax	174.8	95.1
Capital commitments – approved expenditure not yet contracted	22.3	40.7
– commitments contracted for	13.3	–
	35.6	40.7

There are no contingent liabilities relating to the group's interest in the joint venture.

44 Events after the balance sheet date

Post-balance sheet events are disclosed in the directors report.

Company balance sheet

(All amounts in rand millions unless otherwise stated)	Note	As at 30 June 2006	2005
Assets			
Non-current assets			
Investments in associates	1	1,013.2	861.5
Investments in subsidiaries and joint venture	1	1,812.1	1,119.7
Available-for-sale financial investments	2	761.1	276.4
Other receivables	3	39.6	–
		3,626.0	2,257.6
Current assets			
Trade and other receivables	4	66.0	88.8
Cash and cash equivalents	5	–	0.0
Other receivables	3	435.8	–
		501.8	88.8
Total assets		4,127.8	2,346.4
Equity			
Share capital	6	976.6	781.7
Other reserves	7	643.0	228.6
Retained earnings		2,429.1	1,304.2
Total equity		4,048.7	2,314.5
Liabilities			
Non-current liabilities			
Deferred income tax liabilities	8	74.3	4.0
Current liabilities			
Trade and other payables	9	4.8	26.1
Current income tax liabilities		–	1.8
		4.8	27.9
Total liabilities		79.1	31.9
Total equity and liabilities		4,127.8	2,346.4

These financial statements have been approved for issue by the board of directors on 25 August 2006.

Company income statement

(All amounts in rand millions unless otherwise stated)	Note	Year ended 30 June 2006	2005
Other income/(expenses)	10	241.3	(269.3)
Other gains	11	6,353.8	1,458.9
Profit before tax	12	6,595.1	1,189.6
Income tax expense	13	(2.3)	(1.3)
Profit for the year attributable to equity holders of the company		6,592.8	1,188.3

The Notes on pages 167 to 170 are an integral part of these company financial statements.

Company statement of changes in shareholders' equity

(All amounts in rand million unless otherwise stated)	Notes	Share capital	Other reserves	Retained earnings	Total
Balance at 30 June 2004		659.9	152.0	1,515.1	2,327.0
Fair value gains, net of tax:					
– Available-for-sale financial investments	7		76.6		76.6
Net expense recognised directly in equity			76.6		76.6
Profit for the year				1,188.3	1,188.3
Total recognised income for 2005			76.6	1,188.3	1,264.9
Employee share option scheme:					
– Proceeds from shares issued	6	99.5			99.5
– Fair value of employee service		22.3			22.3
Final dividend relating to 2004	14			(1,065.8)	(1,065.8)
Interim dividend relating to 2005	14			(333.4)	(333.4)
		121.8		(1,399.2)	(1,277.4)
Balance at 30 June 2005		781.7	228.6	1,304.2	2,314.5
Fair value gains, net of tax:					
– Available-for-sale financial investments	7		414.4		414.4
Net income recognised directly in equity			414.4		414.4
Profit for the year				6,592.8	6,592.8
Total recognised income for 2006			414.4	6,592.8	7,007.2
Employee share option scheme:					
– Proceeds from shares issued	6	166.6			166.6
– Fair value of employee service		28.3			28.3
Final dividend relating to 2005	14			(1,181.9)	(1,181.9)
Interim dividend relating to 2006	14			(661.9)	(661.9)
Special dividend	14			(3,624.1)	(3,624.1)
		194.9		(5,467.9)	(5,273.0)
Balance at 30 June 2006		976.6	643.0	2,429.1	4,048.7

Company cash flow statement

(All amounts in rand millions unless otherwise stated)	Note	Year ended 30 June 2006	2005
Cash flows from operating activities			
Cash generated from operations	15	6,305.7	1,370.8
Tax paid		(4.1)	(6.8)
Net cash from operating activities		6,301.6	1,364.0
Cash flows from investing activities			
Purchase of investments in associates	1	(151.7)	(82.3)
Payment received from associate on shareholders loan	1	–	22.1
Purchase of investments in subsidiaries	1	(1.5)	(22.2)
Loans repaid to subsidiaries		(882.7)	(5.1)
Interest received		0.2	0.2
Dividends received	11	7.1	0.7
Net cash from investing activities		(1,222.5)	161.6
		(1,028.6)	(86.6)
Cash flows from financing activities			
Issue of ordinary shares	6	194.9	121.8
Dividends paid to shareholders	14	(5,467.9)	(1,399.2)
Net cash used in financing activities		(5,273.0)	(1,277.4)
Cash and cash equivalents at end of year		–	–

Notes to the company financial statements

(All amounts in rand millions unless otherwise stated)	Note	Year ended 30 June 2006	2005
1 Investments in subsidiaries, associates and joint ventures			
Associates		1,013.2	861.5
Subsidiaries and joint venture (Annexure A)		1,812.1	1,119.7
		2,825.3	1,981.2
Associates			
At cost			
Two Rivers Platinum (Proprietary) Limited		550.8	399.1
Aquarius Platinum (South Africa) (Proprietary) Limited		462.4	462.4
Total investments in associates		1,013.2	861.5

2 Available-for-sale financial investments

Investment in listed shares

Comprises shares in the following listed company

		2006	2005
Aquarius Platinum Limited			
Beginning of the year		261.7	171.7
Exchange differences		29.6	38.7
Share price movement		455.1	51.3
End of the year		746.4	261.7

During the year, the company maintained its strategic shareholding in Aquarius Platinum Limited, holding 7,141,966 shares (2005: 7,141,966) which amounts to approximately 8.6% (2005: 8.6%) of the issued share capital of that company. The company is listed on the Australian Stock Exchange, the London Stock Exchange and the JSE Limited. The fair value of these shares as at the close of business on 30 June 2006 by reference to stock exchange quoted prices and closing exchange rates was R746.4 million (2005: R261.7 million).

Investment in unlisted shares

		2006	2005
Shares beneficially owned in the under mentioned concern at fair value:			
Silplat (Proprietary) Limited		14.7	14.7
		761.1	276.4

3 Other receivables

Loans to BEE companies

		2006	2005
Current		435.8	–
Non-current		39.6	–
		475.4	–

Loans granted to Tubatse Platinum (Pty) Limited, the Marula Community Trust and Mmakau Mining (Pty) Limited in terms of a BEE transaction. The current portion is repayable on 5 July 2006 and the non-current portion on approval and adoption by the board of directors of Marula Platinum Limited of a feasibility study on any aspect and/or portion of the non-cash producing portion of the Marula mine. Interest at prime less 3 percent is payable on the outstanding balance of the loan.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005

4 Trade and other receivables

	2006	2005
Other receivables	66.0	88.8

5 Cash and cash equivalents

For the purposes of the cash flow statement, the cash and cash equivalents comprise cash and bank balances.

6 Share capital

	2006	2005
Authorised amount	20.0	20.0

The total authorised ordinary share capital comprise 100 million (2005: 100 million) shares with a par value of 20 cents each. All issued shares are fully paid.

	Number of shares issued (million)	Ordinary shares (R million)	Share premium (R million)	**Total (R million)**
At 30 June 2004	66.621	13.3	646.6	659.9
Issued to the Impala Share Incentive Trust	0.224	0.1	99.4	99.5
Cost of equity compensation plans			22.3	22.3
At 30 June 2005	66.845	13.4	768.3	781.7
Issued to the Impala Share Incentive Trust	0.336	0.1	166.5	166.6
Cost of equity compensation plans			28.3	28.3
At 30 June 2006	67.181	13.5	963.1	976.6

Up to 10% of the unissued shares may be issued by the directors at their discretion until the next annual general meeting.

7 Other reserves

Fair value adjustment: Available-for-sale investment	2006	2005
Balance 1 July 2004	**152.0**	200.6
Revaluation	**90.0**	(58.0)
Deferred tax charged to equity	**(13.4)**	9.4
Balance 30 June 2005	**228.6**	152.0
Revaluation (Note 2)	**484.7**	90.0
Deferred tax charged to equity (Note 8)	**(70.3)**	(13.4)
Balance 30 June 2006	**643.0**	228.6

8 Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2006	2005
Deferred tax liability		
– Deferred tax asset to be recovered after more than 12 months	**(74.3)**	(4.0)

Deferred income taxes are calculated at the tax rates prevailing in the different fiscal authorities where the asset or liability originates.

Year ended 30 June

(All amounts in rand millions unless otherwise stated)	2006	2005
8 Deferred income tax (continued)		
The movement on the deferred income tax account is as follows:		
At the beginning of the year	(4.0)	9.4
Tax charge to equity (Note 7)	(70.3)	(13.4)
Net deferred tax liability at the end of the year	(74.3)	(4.0)
9 Trade and other payables		
Trade payables	4.8	26.1
10 Other income/(expenses)		
Exploration expenditure	(12.7)	(6.4)
Restructuring of investment in associate	–	(2.1)
Reversal of impairment/(impairment) of investment in subsidiary [1]	193.9	(248.2)
Professional fees	(18.5)	(6.2)
Net foreign exchange transaction gains	0.1	0.9
Profit on sale of share in Marula Platinum (Pty) Ltd	89.7	–
Corporate, listing and other related costs	(11.2)	(7.3)
	241.3	(269.3)

[1] Refer Note 5 of consolidated financial statements

	2006	2005
11 Other gains		
Other gains consist of the following principal categories:		
Interest income	0.2	1.8
Dividends received – investments	7.1	0.7
Dividends received – subsidiaries	6,346.5	1,456.4
	6,353.8	1,458.9
12 Profit before tax		
The following items have been charged in arriving at profit before tax:		
Auditors' remuneration		
Fees for audit services	0.7	0.5
Professional fees	18.5	6.2
13 Income tax expense		
Current tax		
Charge for the year	2.3	1.3
The tax of the company's profit differs as follows from the theoretical charge that would arise using the basic tax rate:	%	%
Normal tax rate for companies	29.0	29.0
Adjusted for:		
Disallowable expenditure	(1.1)	6.6
Exempt income	(27.9)	(35.5)
Effective tax rate	0.0	0.1

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2006	2005

14 Dividends per share

At the board meeting on 25 August 2006, a final dividend in respect of 2006 of 2,200 cents per share amounting to R1,523.2 million was approved. Secondary Tax on Companies (STC) on the dividend will amount to R190.4 million.

These financial statements do not reflect this dividend and the related STC payable. The dividend will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2007.

Dividends paid	2006	2005
Final dividend No. 75 for 2005 of 1,800 (2004: 1,600) cents per share	1,181.9	1,065.8
Interim dividend No. 76 for 2006 of 1,000 (2005: 500) cents per share	661.9	333.4
Special dividend No. 2 for 2005 of 5,500 (2005: nil) cents per share	3,624.1	–
	5,467.9	1,399.2

15 Cash generated from operations

Reconciliation of net profit to cash generated from operations:

	2006	2005
Profit attributable to equity holders of the company	6,592.8	1,188.3
Adjustments for:		
Income tax expense (Note 13)	2.3	1.3
Interest income (Note 11)	(0.2)	(1.8)
Dividend income (Note 11)	(7.1)	(0.7)
Profit on sale of investment (Note 10)	(89.7)	–
(Reversal of impairment)/impairment of investment in subsidiary	(193.9)	248.2
Changes in working capital:		
Trade and other receivables	22.8	(80.4)
Trade and other payables	(21.3)	15.9
Cash generated from operations	6,305.7	1,370.8

16 Contingent liabilities and guarantees

Guarantees

At year end the company had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

Related party contingencies	2006	2005
Aquarius Platinum (South Africa) (Proprietary) Limited	–	146.3
Zimbabwe Platinum Mines (Pvt) Limited	22.6	3.3
Two Rivers Platinum (Proprietary) Limited	210.6	–
Department of Minerals and Energy	296.9	288.0
Total guarantees	530.1	437.6

Owing to uncertainties regarding the timing and amounts, if any, potential outflows cannot be quantified.

Annexure A Implats group – Year ended 30 June 2006

Investment in subsidiaries and joint venture

(All amounts in rand million unless otherwise stated)	Issued share capital	Effective group interest (%) 2006	Effective group interest (%) 2005	Book value in holding company Shares 2006	Shares 2005	Loans 2006	Loans 2005
Company and description							
Impala Holdings Limited	*	100	100			(1,165,9)	(1,328.3)
Investment holding company							
Impala Platinum Limited	*	100	100				
Mines, refines and markets PGMs							
Impala Platinum Investments (Pty) Ltd	*	100	100				
Impala Platinum Properties (Rustenburg) (Pty) Ltd	*	100	100				
Impala Platinum Properties (Johannesburg) (Pty) Ltd	*	100	100				
Own properties							
Barplats Holdings (Pty) Ltd	*	100	100	68.0	68.0	(359.6)	(359.6)
Investment holding company							
Gazelle Platinum Limited	*	100	100			235.1	337.3
Investment holding company							
Impala Refining Services Limited	*	100	100				
Provides toll refining services							
Impala Platinum Japan Limited [1]	¥10m	100	100	1.5	1.5		
Marketing representative							
Impala Platinum Zimbabwe (Pty) Ltd	*	100	100	72.8	72.8	350.7	350.7
Investment holding company							
Zimplats Holdings Limited** [2]	US$10.8m	87	87	900.5	899.0		
Owns mineral rights and mines PGMs							
Zimbabwe Platinum Mines (Pvt) Limited [4]	US$30.1m	87	87				
Owns mineral rights and mines PGMs							
Mimosa Investments Limited [3]	US$48.0m	50	50	376.6	376.6		
Investment holding company							
Mimosa Holdings (Pvt) Ltd [4]	US$28.8m	50	50				
Investment holding company							
Mimosa Platinum (Pvt) Ltd [4]	US$28.8m	50	50				
Owns mineral rights and mines PGMs							
Marula Platinum (Pty) Ltd	*	78	100	644.5	637.7	684.2	60.3
Owns mineral rights and mines PGMs							
Platexco (South Africa) (Pty) Ltd	*	0	100				
Exploration company							
Sundry and dormant companies	*	100	100	3.7	3.7		
Total				2,067.6	2,059.3	(255.5)	(939.6)
Total investment at cost						1,812.1	1,119.7

* Share capital less than R50,000
** Listed on the Australian Stock Exchange
1 Incorporated in Japan
2 Incorporated in Guernsey
3 Incorporated in Mauritius
4 Incorporated in Zimbabwe

Shareholder information

Shareholders' diary

Annual general meeting	Thursday, 12 October 2006
Final dividend declared August 2006. Paid	26 September 2006
Interim report release	February 2007
Interim dividend declared February 2006. Paid	April 2007
Financial year-end	30 June 2007
Annual report release	August 2007

Analysis of shareholdings

	Number of shareholders	%	Number of shares (000s)	%
1 – 5,000	14,750	95,0	3,686	5.5
5,001 – 10,000	241	1.6	1,739	2.6
10,001 – 50,000	359	2.3	7,891	11.7
50,001 – 100,000	75	0.5	5,077	7.6
100,001 – 1,000,000	79	0.5	23,758	35.4
Over 1,000,000	14	0.1	25,030	37.2
	15,518	100.0	67,181	100.0

Analysis of shareholdings

	Number of shareholders	%	Number of shares (000s)	%
Other companies	781	5.0	4,996	7.4
Trust funds and investment companies	3,848	24.8	14,558	21.7
Insurance companies	81	0.5	4,359	6.5
Pension funds	575	3.7	13,055	19.4
Individuals	9,889	63.7	1,580	2.4
Banks	343	2.2	27,402	40.8
Treasury shares	1	–	1,231	1.8
	15,518	100.0	67,181	100.0

Subdivision of shares

1. Terms of the subdivision

The board of directors of Implats has resolved, subject to shareholder approval of a special resolution authorising the subdivision, to subdivide each ordinary share of 20 cents each into eight ordinary shares of 2.5 cents each to improve liquidity and tradability of the shares. The unlisted "A" ordinary shares to be issued to RBTIH in terms of the BEE transaction that was approved by shareholders on 4 July 2006 will be simultaneously subdivided.

Implats share price on the JSE was an average of R1,096, based on the volume weighted average price for the six months from 1 January to 30 June 2006. This is a relatively high price relative to other shares in the platinum sector on the JSE. The directors believe that many shareholders would prefer a share price more in line with the prices of other shares traded in the platinum sector. Therefore they propose to reduce the level of the price per share by subdividing every existing share into eight ordinary shares. The value of your shareholding will not be affected by the subdivision. Moreover, the proportion of the existing issued share capital of the company held by each shareholder following the subdivision will be unchanged, Apart from having a different nominal value, each ordinary share will carry the same voting rights.

2. Effects of the subdivision

The effect of the subdivision on Implats' authorised and issued share capital has been set out in the Directors' report.

3. Salient dates and times

	2006
Annual report and notice of annual general meeting posted to shareholders on or about	Friday, 25 August
Last day for receipt of proxies in respect of the annual general meeting by 11:00 on	Wednesday, 11 October
Annual general meeting of shareholders at 11:00 on	Thursday, 12 October
Results of annual general meeting released on SENS on	Thursday, 12 October
Results of annual general meeting published in the South African press on	Friday, 13 October
Special resolutions lodged with CIPRO on or about	Friday, 13 October
Last day to trade in Implats ordinary shares with a par value of 20 cents each on	Friday, 3 November
Trading commences in Implats ordinary shares with a par value of 2.5 cents each under the new ISIN of ZAE 000083648 on	Monday, 6 November
Record date for the subdivision on	Friday, 10 November
Implats ordinary shares with a par value of 2.5 cents each issued on	Monday, 13 November
Implats "A" ordinary shares with a par value of 2.5 cents each issued on	Monday, 13 November
Replacement certificates reflecting the subdivision will be posted to certificated shareholders whose share certificates have been received by 12:00 on Friday, 10 November 2006	Monday, 13 November
If share certificates have not been received by 12:00 on Friday, 10 November 2006, replacement share certificates will be posted within five business days of receipt of the share certificates	
Dematerialised ordinary shareholders will have their accounts at their CSDP or broker updated on	Monday, 13 November

Notes

1. Any changes to the above dates and times will be released on SENS and published in the South African press.
2. All times given in this circular are local times in South Africa.
3. Share certificates with a par value of 20 cents each (pre-subdivision) may not be dematerialised or rematerialised after Friday, 3 November 2006.

4. Annual general meeting

The annual general meeting to, *inter alia*, approve the, implementation of the subdivision will be held in the boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg on Thursday, 12 October 2006 at 11:00.

In terms of the Listings Requirements of the JSE Limited, Implats ordinary shares held by the Implats Share Incentive Scheme may not be voted at the annual general meeting.

5. Action required

If you are in any doubt as to the action you should take, please consult your CSDP, banker, sponsor, legal advisor, accountant or other professional advisor immediately.

5.1 Voting at the annual general meeting

5.1.1 Certificated shareholders and own name dematerialised shareholders

A form of proxy for use by certificated shareholders and own name dematerialised shareholders, who are unable to attend the annual general meeting and who wish to be represented thereat, is included in the annual report.

5. Action required (continued)

5.1.2 **Dematerialised shareholders without own name registration**

Dematerialised shareholders without own name registration must provide their CSDP or broker with their voting instruction. Should such shareholders wish to attend the annual general meeting, they must obtain the relevant letter from their CSDP or broker to allow them to do so.

5.2 **Surrender of existing documents of title**

5.2.1 **Certificated shareholders**

Subject to the approval and implementation of the subdivision, it will be necessary to recall certificates from certificated shareholders in order to replace them with certificates reflecting the subdivision.

To facilitate the timeous receipt by certificated shareholders of replacement share certificates reflecting the subdivision, certificated shareholders who wish to anticipate the implementation of the subdivision and who do not wish to deal in their existing ordinary shares prior to the subdivision are requested to surrender their certificates to the transfer secretaries.

Share certificates so received will be held in trust by the transfer secretaries pending the subdivision becoming unconditional. In the event that the subdivision does not become unconditional, the transfer secretaries will, within five business days thereafter, return the certificates to the certificated shareholders concerned by registered post, at the risk of such shareholders.

Replacement certificates reflecting the subdivision will be posted to certificated shareholders on or about Monday, 13 November 2006, provided that their share certificates are received by 12:00 on Friday, 10 November 2006, or within five business days of receipt thereof if received after this date. Additional copies of the form of surrender may be requested from the transfer secretaries.

5.2.2 **Dematerialised shareholders**

Dematerialised shareholders will have their accounts at their CSDP or broker updated on Monday, 13 November 2006.

6. Opinions and recommendations

6.1 The Implats board is of the opinion that the terms and conditions of the subdivision are fair and reasonable and that the implementation thereof will be to the long-term benefit of Implats' shareholders. Accordingly, the board unanimously recommends that Implats shareholders vote in favour of the special resolution to be proposed at the annual general meeting.

6.2 The directors, insofar as they are entitled, intend to vote in favour of the special resolution to be proposed at the annual general meeting.

7. Exchange control regulations

7.1 In the case of certificated shareholders whose registered addresses in the company's share register are within the common monetary area, replacement share certificates reflecting the subdivision will be posted to those shareholders at the address given in the company's share register for such shareholders.

7.2 In the case of certificated shareholders whose registered addresses in the company's share register are outside the common monetary area, or whose certificates are restrictively endorsed in terms of the exchange control regulations, the following will apply:

7.2.1 Non-residents who are emigrants from the common monetary area

The replacement share certificates reflecting the subdivision will be restrictively endorsed in terms of exchange control regulations and will be posted to the shareholders authorised dealers in foreign exchange in South Africa controlling their blocked assets.

7.2.2 All other non-residents of the common monetary area

The replacement share certificates reflecting the subdivision will be restrictively endorsed "non-resident" in terms of the exchange control regulations and will be sent to the relevant shareholders in accordance with their election in the attached form of surrender.

7.3 In the case of dematerialised shareholders who are non-residents, their accounts at their CSDP or broker will be updated to reflect the subdivision

8. JSE approval

The JSE has approved the amendment of Implats listing.

Notice to shareholders

The fiftieth annual general meeting of members will be held in the boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg on Thursday, 12 October 2006 at 11:00 for the following purposes:

Annual Financial Statements

1. To receive and consider the financial statements for the year ended 30 June 2006.

Directorate

2. To elect directors in place of those retiring in terms of the articles of association. The following directors are eligible for re-election:

   Messrs S Bessit, K Mokhele, KC Rumble, LC van Vught and
   Ms NDB Orleyn.

   Curriculum vitae of the retiring directors are set out on page 95.

3. To determine the remuneration of the directors (refer to page 118 of the Directors' report)

Control of unissued capital

4. To consider, and if deemed fit, to pass with or without modification the undermentioned resolution as an ordinary resolution:

   "That the authorised but unissued shares in the capital of the company be placed at the disposal and under the control of the directors of the company and the directors are hereby authorised and empowered to allot, issue and otherwise dispose thereof to such person or persons and on such terms and conditions at their discretion subject to a maximum of 10% of the issued share capital subject to Section 221(2) of the Companies Act No.61 of 1973, as amended (the Companies Act) and the listing requirements of the JSE Limited (JSE).

Special business

5. To pass with or without modification the following resolutions as special resolutions:

   Share buy-back

   Special Resolution No. 1

   Resolved that in terms of the company's articles of association, the company's directors be hereby authorised, by way of a general authority to repurchase issued shares in the company or to permit a subsidiary of the company to purchase shares in the company, as and when deemed appropriate, subject to the following initiatives:

   (a) that this authority shall be valid until the company's next annual general meeting provided that it shall not extend beyond fifteen (15) months from the date of this annual general meeting;
   (b) that any such repurchase be effected through the order book operated by the JSE trading system and done without any priority understanding or agreement between the company and the counterparty;
   (c) that a paid press release giving such details as may be required in terms of JSE Listings Requirements be published when the company or its subsidiaries have repurchased in aggregate 3% of the initial number of shares in issue, as at the time that the general authority was granted, and for each 3% in aggregate of the initial number of shares which are acquired thereafter;
   (d) that a general repurchase may not in the aggregate in any one financial year exceed 10% of the number of shares in the company issued share capital at the time this authority is given, provided that a subsidiary of the company may not hold at any one time more than 10% of the number of issued shares of the company;
   (e) that no repurchase will be effected during a prohibited period (as defined by the JSE Listings Requirements);
   (f) that at any one point in time, the company may only appoint one agent to effect repurchases on the company's behalf;
   (g) that the company may only undertake a repurchase of securities if, after such repurchase, the spread requirements of the company comply with JSE Listings Requirements;
   (h) that, in determining the price at which shares may be repurchased in terms of this authority, the maximum premium permitted is 10% above the weighted average traded price of the shares as determined over the five (5) days prior to the date of repurchase; and
   (i) that such repurchase shall be subject to the Companies Act and the applicable provisions of the JSE Listings Requirements.

   The board of directors as at the date of this notice, has stated its intention to examine methods of returning capital to shareholders in terms of the general authority granted at the last annual general meeting. The board believes it to be in the best interest of Implats that shareholders pass a special resolution granting the company and/or its subsidiaries a further general authority to acquire Implats shares. Such general authority will provide Implats and its subsidiaries with the flexibility, subject to the requirements of the Companies Act and the JSE, to purchase shares should it be in the interest of Implats and/or its subsidiaries at any time while the general authority subsists.

Special business (continued)

The directors undertake that they will not implement any repurchase during the period of this general authority unless:

- the company and the group will be able, in the ordinary course of business to pay their debts for a period of 12 months after the date of the annual general meeting;
- the assets of the company and the group will be in excess of the combined liabilities of the company and the group for a period of 12 months after the date of the notice of the annual general meeting. The assets and liabilities have been recognised and measured for this purpose in accordance with the accounting policies used in the latest audited annual group financial statements;
- the company's and the group's ordinary share capital and reserves will, after such payment, be sufficient to meet their needs for a period of 12 months following the date of the annual general meeting;
- the company and the group will, after such payment, have sufficient working capital to meet their needs for a period of 12 months following the date of the annual general meeting, and
- the sponsor of the company provides a letter to the JSE on the adequacy of the working capital in terms of section 2.12 of the JSE Listings Requirements.

Reasons for and effect of Special Resolution No. 1

The reason for and the effect of the special resolution is to grant the company's directors a general authority, up to and including the date of the following annual general meeting of the company, to approve the company's purchase of shares in itself, or to permit a subsidiary of the company to purchase shares in the company.

For purposes of considering the special resolution and in compliance with rule 11.26 of the JSE Listings Requirements, the information listed below has been included in this annual report:

- Directors and management – refer pages 86 and 88 of this report.
- Major shareholders – refer page 110 of this report.
- Directors' interest in securities – refer page 112 of this report.
- Share capital of the company – refer page 108 of this report.
- The directors, whose names are set out on pages 86 and 87 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in the annual report and certify that to the best of the knowledge and belief there are no other facts, the omission of which would make any statement false or misleading, and that they have made all reasonable queries in this regard and that the special resolution contains all information required by law and the JSE Listings Requirements; and
- Litigation – there are no legal or arbitration proceedings (including any such proceedings that re pending or threatened of which the company is aware) which may have or have had a material effect on the group's financial position in the previous 12 months.

6. Share split

Special resolution No.2

"Resolved as a special resolution that each ordinary share in the authorised and issued ordinary share capital of the company with a par value of 20 cents be and is hereby subdivided into eight ordinary shares with a par value of 2.5 cents resulting in:

- the authorised share capital of the company comprising R21,100,200 divided into 100,000,000 ordinary shares of 20 cents each and 5,501,000 "A" ordinary shares of 20 cents each being altered so as to comprise R21,100,200 divided into 800,000,000 ordinary shares of 2.5 cents each and 44,008,000 "A" ordinary shares of 2.5 cents each; and

- the issued ordinary share capital of the company, comprising R13,846,923.00 divided into 69,234,615 ordinary shares with a par value of 20 cents each being altered to R13,846,923.00 divided into 553,876,920 ordinary shares with a par value of 2.5 cents each;

and that the memorandum of association be amended accordingly."

The reason for Special Resolution No.2 is to subdivide all of the ordinary shares in the company's capital with a par value of 20 cents each into ordinary shares with a par value of 2,5 cents each. The effect of special resolution No.2 is that:

(a) the authorised share capital of the company comprising R21,100,200 divided into 100,000,000 ordinary shares of 20 cents each and 5,501,000 "A" ordinary shares with a par value of 20 cents each, will be altered so as to comprise R21,100,200 divided into 800,000,000 ordinary shares with a par value of 2.5 cents each and 44,088,000 "A" ordinary shares with a par value of 2.5 cents each.

(b) the issued share capital of the company comprising R13,846,923,00 divided into 69,234,615 ordinary shares with a par value of 20 cents each will be altered to comprise R13,846 923,00 divided into 553,876,920 ordinary shares with a par value of 2.5 cents each.

Voting and Proxies

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. For the convenience of registered shareholders of the company, a form of proxy is enclosed herewith.

The attached form of proxy is only to be completed by those shareholders who are:

- Certificated registered members
- Dematerialised "own name" registered holders
- CREST registered holders

Shareholders who have dematerialised their shares through a Central Securities Depository Participant (CSDP) or broker and wish to attend the annual general meeting, must instruct their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and their CSDP or broker. Dematerialised shareholders' voting will be in accordance with their account with their CSDP.

Forms of proxy must be lodged with the transfer secretaries of the company at the address given below, by no later than 11:00 on Wednesday, 11 October 2006. Any shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the annual general meeting.

By order of the board



R Mahadevey
Group Secretary
25 August 2006

Registered Office
3rd Floor Old Trafford 4
Isle of Houghton
Boundary Road
Houghton, Johannesburg 2198

Note:
A member entitled to attend and vote is entitled to appoint one or more proxies to attend and speak and vote in his stead. A proxy need not be a member.

Contact details and administration

Registered office and Secretary

3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
P.O. Box 61386
Marshalltown
2107

Telephone:	+27(11) 481 3900
Telefax:	+27(11) 484 0254

email: investor@implats.co.za
Registration No: 1957/001979/06
Share codes:
JSE:IMP/IMPO
LSE: IPLA
ADRs: IMPUY
ISIN: ZAE 000003554
Website: www.implats.co.za

Impala Platinum and Impala Refining Services

Head office

3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
P.O. Box 61386
Marshalltown
2107

Telephone:	+27 (11) 481 3900
Telefax:	+27 (11) 484 0254

Impala Platinum (Rustenburg)

P.O. Box 5683
Rustenburg 0300

Telephone:	+27 (14) 569 0000
Telefax:	+27 (14) 569 6548

Impala Platinum Refineries

P.O. Box 222
Springs 1560

Telephone:	+27 (11) 360 3111
Telefax:	+27 (11) 360 3680

Marula Platinum

3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
P.O. Box 61386
Marshalltown
2107

Telephone:	+27 (11) 481 3900
Telefax:	+27 (11) 484 0254

Zimplats

Block B
Emerald Park
30 The Chase (West)
Emerald Hill
Harare

P.O. Box 6380
Harare
Zimbabwe
Telephone:+26 (34) 332 590/3
Fax:+26 (34) 332 496/7
email:info@zimplats.co.zw

Impala Platinum Japan Limited

Uchisaiwaicho Daibiru, Room No. 702
3-3 Uchisaiwaicho
1-Chome, Chiyoda-ku
Tokyo
Japan

Telephone:	+81 (3) 3504 0712
Telefax:	+81 (3) 3508 9199

Investors queries may be directed to: investor@implats.co.za

Secretary

Ramun Mahadevey

London Secretaries

Project Consultants Limited
Walnut House
Walnut Gardens
Claydon
Banbury
Oxon, OX17 1NA

Telephone:	+44 (1295) 69 0180
Telefax:	+44 (7092) 385 307

email: ckennedy@projectconsultants.co.uk

Public Officer

Johan van Deventer

Transfer Secretaries

South Africa
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg 2000
P.O. Box 61051
Marshalltown 2107

Telephone:	+27(11) 370 5000
Telefax:	+27 (11) 688 5200

United Kingdom

Computershare Investor Services PLC
P.O. Box 859
The Pavilions
Bridgwater Road
Bristol
BS99 1XZ

Auditors

PricewaterhouseCoopers Inc
2 Eglin Road
Sunninghill
Johannesburg
2157

Form of proxy

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

FOR USE BY:
- CERTIFICATED REGISTERED MEMBERS
- Dematerialised "own name" registered holders
- CREST registered holders

This form of proxy is not for use by members who have already dematerialised their Implats shares through a CSDP other than "own name" dematerialised shareholder.

For use at the annual general meeting of the company to be held on Thursday, 12 October 2006 at 11:00 (the annual general meeting)

I/We (name/s in full – please print) ____________________

of (address) ____________________

appoint (See Note 1):

1. ____________________ or, failing him,

2. ____________________ or, failing him,

3. the chairman of the annual general meeting.

As my/our proxy to act for me/us at the annual general meeting of the company which will be held in the 3rd Floor Boardroom, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 11:00 on Thursday, 12 October 2006, and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued capital of the company registered in my/our name/s (see Note 2).

	Number of ordinary shares		
Resolutions	For	Against	Abstain
Ordinary resolutions			
Re-election of directors			
S Bessit			
K Mokhele			
KC Rumble			
LC van Vught			
NDB Orleyn			
Directors' remuneration			
Authority to place the unissued shares under the control of the directors			
Special resolutions			
Special resolution No.1 – share buy-back			
Special resolution No.2 – share split			

Insert in the relevant space above the number of shares held.

Signed at ____________________ on ____________________ 2006

Signature ____________________

Assisted by (where applicable) ____________________

Each ordinary shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.

Notes

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the annual general meeting". Any such deletion must be initialled by the shareholder. The person present at the meeting whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

3. Any alteration or correction to this form must be initialled by the signatory/ies.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form unless previously recorded by the transfer secretaries of the company or waived by the chairman of the annual general meeting.

5. The completion and lodging of this form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

6. Forms of proxy must be lodged with or posted to the company's transfer secretaries to be received not later than 24 hours (excluding Saturdays, Sundays and public holidays) before the time of the meeting.

7. This form of proxy expires after the conclusion of the meeting stated herein except at an adjournment of that meeting or at a poll demanded at such meeting.

Transfer secretaries – Johannesburg

Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001
(P.O. Box 61051
Marshalltown
2107)

Transfer secretaries – London

Computershare Investor
Services PLC
P.O. Box 859
The Pavilions
Bridgwater Road
Bristol
BS99 1XZ

Form of surrender

Instructions to certified shareholders regarding the surrender of their share certificates for replacement

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

For use only by ordinary shareholders who hold their Implats shares in certificated form in relation to the subdivision of each ordinary share of 20 cents each into eight ordinary shares of 2.5 cents each ("the subdivision")

This form of surrender should be read in conjunction with page 173 of the annual report sent to shareholders, dated 25 August 2006.

This form of surrender is attached for the convenience of certificated shareholders of Implats shares who are required to surrender their documents of title in order to receive replacement documents of the title reflecting the subdivision ("the replacement share certificates").

Replacement share certificates will be posted by registered post to those shareholders who have surrendered their documents of title by 12:00 Friday, 10 November 2006. Alternatively, if received after this date, replacement share certificates will be posted within five business days of receipt of the documents of title by the transfer secretaries.

Instructions:
A separate form of surrender is required for each certificated shareholder.
Part A must be completed by all shareholders who return this form of surrender.
Part B must be completed by shareholders who are emigrants from the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area"). Non-residents of the common monetary area who wish their replacement share certificate to be sent to an authorised dealer in South Africa should also complete Part B (See Notes 1 and 2 overleaf).

To: The transfer secretaries

In South Africa
Computershare Investor of Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
P O Box 61763, Marshalltown, 2107)

In London
Computershare Investor Services PLC
P O Box 859
The Pavilions
Bridgwater Road
Bristol, BS 99 IXZ

I/We hereby surrender and enclose the share certificates/s, certified transfer deed/s and/or other documents of the title, details of which have been completed below in respect of my/our holding of shares in Implats.

PART A – All certificated shareholders must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or Name of corporate body

First names (in full)

Title

Postal address to which the replacement share certificates should be sent (if different from registered postal address)

Postal Code Country

Share certificates and/or other document of title surrendered

Name of registered holder	Certificate number(s) (in numerical order)	Number of shares covered by each certificate
	Total	

Please also read notes on the reverse side hereof

Signature of Implats ordinary shareholder	Stamp and postal address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2006	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.:

PART B – To be completed by all certificated shareholders who are emigrants from the common monetary area. Non-resident of the common monetary area who wish their replacement share certificates to be sent to an authorised dealer in South Africa

The replacement share certificates will be forwarded to the authorised dealer nominated below for its control.

Name of authorised dealer

Account number

Postal address

Postal code

If no nomination is made above by an emigrant, the replacement share certificates will be held in trust by the transfer secretaries.

If no nomination is made by a non-resident, the replacement share certificates will be posted to such non-resident's postal address specified in the Company's share register.

PART C – To be completed by those shareholders who are resident of the common monetary area and who wish to specify a postal address to which their replacement share certificates should be posted.

Name of shareholder

Postal address

Postal code

If Part C is not completed by residents of the common monetary area, replacement share certificates will be posted to such shareholders at the postal address specified in the company's share register.

Notes

1. Emigrants from the common monetary area must complete Part B.

2. All other non-residents of the common monetary area must complete Part B if they wish their replacement share certificates to be sent to an authorised dealer in South Africa.

3. If Part B is not properly completed in the case of emigrants, the replacement share certificates will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instructions.

4. If this form of surrender is returned with the relevant documents of title, it will be treated as a conditional surrender which is made subject to the subdivision becoming effective. Documents surrendered in anticipation of the subdivision becoming effective will be held in trust by the transfer secretaries until the subdivision becomes effective.

5. The replacement share certificates will not be sent to the relevant shareholders unless and until documents of title in respect of the shares held by such shareholders have been surrendered to the transfer secretaries.

6. If a shareholder produces evidence to the satisfaction of Implats that the documents of title in respect of Implats shares have been lost or destroyed, Implats may waive the surrender of such documents of title against delivery of an indemnity in a form and, on terms and conditions approved by the company, it may, at its discretion, waive such indemnity forms. These indemnity forms are available from the transfer secretaries.

7. Persons who have acquired shares in Implats after 25 August 2006, the date of posting of the annual report to which this form of surrender is attached, can obtain copies of the form of surrender and the circular from Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (P.O. Box 61763, Marshalltown, 2107) in South Africa and Computershare Investor Services PLC, P.O. Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ in the United Kingdom.

8. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited (JSE), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.

9. Any alteration to this form of surrender must be signed in full and not initialled.

10. If this form of surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy hereof, must be sent with this form of surrender for noting (unless it has already been noted by Implats or its transfer secretaries).

11. Where the shareholder is a company or a close corporation, unless it has already been registered by Implats or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Implats.

12. Note 8 above does not apply in the event of this form bearing the stamp of a broking member of the JSE.

    Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.

13. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced to or have been registered by the transfer secretaries of Implats.

Corporate Responsibility Report 2006

In the interest of improving disclosure and providing a fuller account of the group's non-financial activities, Implats has published its Corporate Responsibility Report 2006. This report will be available in a summarised printed version with a more comprehensive version being available on the company's website, www.implats.co.za.

Shareholders and other stakeholders who wish to receive a printed copy of this report may request this by calling or emailing Alan Snashall on +27 11 481 3900 or alan.snashall@implats.co.za. Alternatively, fax the following form to +27 11 484 0254.

Name: ______________________________

Company: ______________________________

Designation: ______________________________

Tel: ______________________________

Fax: ______________________________

Email: ______________________________

Postal address: ______________________________

Interest in the company: ______________________________

IMPLATS
Distinctly Platinum

www.implats.co.za

Impala Platinum Holdings Limited

Reg no. 1957/001979/06

ISIN code: ZAE000003554